                                            Filed Pursuant to Rule 424(b)(4)
                                            Registration Statement No. 333-36553


                                3,000,000 SHARES
[REALNETWORKS LOGO]            REALNETWORKS, INC.
                    (FORMERLY "PROGRESSIVE NETWORKS, INC.")

                                  COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)

                            ------------------------

     All of the 3,000,000 shares of Common Stock offered hereby are being sold by RealNetworks, Inc. Prior to the offering, there has been no public market for the Common Stock. For factors considered in determining the initial public offering price, see "Underwriting".

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "RNWK," subject to notice of issuance.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                                         INITIAL PUBLIC      UNDERWRITING     PROCEEDS TO
                                       OFFERING PRICE(1)      DISCOUNT(2)     COMPANY(3)
                                       ------------------    -------------    -----------
Per Share..........................          $12.50             $0.875          $11.625
Total(4)...........................       $37,500,000         $2,625,000      $34,875,000

---------------

(1) In connection with the offering, the Underwriters have reserved up to 300,000 shares of Common Stock for sale at the initial public offering price to employees and friends of the Company.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(3) Before deducting estimated expenses of $950,000 payable by the Company.

(4) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 450,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company will be $43,125,000, $3,018,750 and $40,106,250, respectively. See "Underwriting".

                            ------------------------

     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about November 26, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                         BANCAMERICA ROBERTSON STEPHENS
                                         NATIONSBANC MONTGOMERY SECURITIES, INC.
                            ------------------------

               The date of this Prospectus is November 21, 1997.

                                [SCREEN-SHOTS OF
                             WEB PAGES SUPERIMPOSED
                               OVER COMPANY LOGO]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including the information under "Risk Factors."

     Unless otherwise indicated, all information in this Prospectus (i) assumes that the Underwriters' over-allotment option will not be exercised; (ii) reflects an amendment to the Company's Amended and Restated Articles of Incorporation (the "Articles") to change the Company's authorized capital stock to common stock (the "Common Stock"), nonvoting special common stock (the "Special Common Stock") and preferred stock effective on the closing of the offering; (iii) reflects the conversion of each outstanding share of the Company's Series A Common Stock, Series B Common Stock, Series C Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into one share of Common Stock effective on closing of the offering; (iv) reflects the conversion of each outstanding share of the Company's Series E Preferred Stock into one share of Special Common Stock effective on closing of the offering; and (v) assumes the issuance of 964,303 shares of Common Stock, reflecting exercise of outstanding warrants at a weighted average exercise price of $7.21 per share, on closing of the offering, except as noted hereinafter. See "Description of Capital Stock."

                                  THE COMPANY

     RealNetworks, Inc. is a leading provider of branded software products and services that enable the delivery of streaming media content over the Internet and intranets. Streaming technology enables the transmission and playback of continuous "streams" of multimedia content, such as audio and video, over the Internet and intranets and represents a significant advancement over earlier technologies. The Company's products and services include its RealSystem, a streaming media solution that includes RealAudio and RealVideo technology, an electronic commerce Web site designed to promote the proliferation of streaming media products and a network of advertising-supported content aggregation Web sites.

     The Company believes that the emergence of rich multimedia capabilities, such as streaming audio and video, has significantly enhanced the effectiveness of the Web as a global mass communications medium. These enhanced multimedia capabilities, combined with the unique interactive properties of the Internet, are attracting a large and expanding audience, a growing number of advertisers and an increasing breadth and depth of content and online commercial applications. As the Web continues to evolve as a mass communications medium, the Company believes that certain types of content currently delivered through traditional media, such as radio and television, increasingly will be delivered over the Internet. The Company believes that streaming media technology is essential to this evolution because it provides a more compelling user experience, allowing the Internet to compete more effectively with traditional media for audience share.

     From its inception, the Company has strategically chosen to offer its RealPlayer software to individual users free of charge to promote the widespread adoption of its client software and to speed the acceptance of Internet multimedia. The Company believes that more than 28 million copies of its RealPlayer software have been downloaded electronically. Over 200,000 copies of its premium client product, RealPlayer Plus, have been sold electronically in the product's first year of distribution. In addition, the Company believes that more than 100,000 hours per week of live audio and video content are broadcast over the Web using RealAudio and RealVideo technology, and that more than 150,000 Web pages use the Company's software. As a result of these activities and the Company's aggressive promotional programs, the Company believes that its "Real" brand has become one of the most widely recognized brands on the Internet. The Company's customers, including ABC Radio Net, Bloomberg L.P., The Boeing Company, Dow Jones & Company, Inc., NBC Desktop, The News Corporation Limited, Starwave Corporation and 3Com Corporation, use its software products and services to deliver a broad range of streaming audio and video news, sports, entertainment and corporate information over the Internet and intranets.

     The Company's objective is to be the leading streaming media company, providing software and services that enable the delivery of a broad range of multimedia content over the Internet and intranets, thereby facilitating the evolution of the Internet into a mass communications and commerce medium. The key elements of this strategy include the extension of the Company's technology leadership, a continued focus on product ubiquity and brand leadership, the continued development of its electronic commerce and content aggregation businesses, a focus on providing cross-platform product solutions that operate in a wide variety of bandwidth environments, and the strengthening and expansion of strategic relationships.

     The Company was incorporated in Washington in February 1994, and therefore has a limited operating history. Unless the context otherwise requires, the term "Company" or "RealNetworks" refers to RealNetworks, Inc. and its subsidiaries:
RealNetworks, SARL, RealNetworks, Limited and RealNetworks Kabushiki Kaisha. Prior to September 26, 1997, the Company's name was "Progressive Networks, Inc." The Company's principal executive offices are located at 1111 Third Avenue, Suite 2900, Seattle, Washington 98101, and its telephone number is (206) 674-2700. Information contained on the Company's Web sites will not be deemed to be part of this Prospectus.

     RealSystem(TM), RealAudio(R), RealVideo(R), RealPlayer(TM), RealPlayer Plus(TM), RealPublisher(TM), RealServer(TM), RealEncoder(TM), Basic Server(TM), RealNetworks(TM), Real(TM), the Real logo, RealStore(TM), Film.com(TM), Daily Briefing(TM) and Timecast(TM) are registered and unregistered trademarks, service marks and trade names of the Company. This Prospectus also includes trademarks, service marks and trade names other than those identified in this paragraph, all of which are the property of their respective holders.

                                  THE OFFERING

Common Stock offered by the Company...........   3,000,000 shares
Common stock to be outstanding after the
  offering:
  Common Stock................................   27,688,155 shares(1)
  Special Common Stock........................   3,338,374 shares(1)
Use of proceeds...............................   Working capital requirements and other
                                                 general corporate purposes. See "Use of
                                                 Proceeds."
Nasdaq National Market symbol.................   "RNWK"

---------------

(1) Excludes (i) 6,840,714 shares of Common Stock issuable at a weighted average exercise price of $2.35 per share upon exercise of stock options outstanding at November 14, 1997, (ii) 3,949,842 shares of Common Stock reserved for future issuance under the Company's stock option plans and (iii) 1,000,000 shares of Common Stock reserved for issuance under the 1998 Employee Stock Purchase Plan. See "Management -- Benefit Plans." Also excludes up to 3,709,305 shares of Special Common Stock issuable on exercise of a warrant to purchase Series E Preferred Stock at an exercise price of $13.48 per share (the "Series E Warrant") that terminates on the closing of the offering. See "Description of Capital Stock."

                        SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus. The summary consolidated financial data for the period from February 9, 1994 (inception) to December 31, 1994, for the years ended December 31, 1995 and 1996, and for the nine months ended September 30, 1997, and as of December 31, 1996 and September 30, 1997, are derived from the Consolidated Financial Statements of the Company audited by KPMG Peat Marwick LLP, independent accountants. The summary consolidated financial data for the nine months ended September 30, 1996 are derived from unaudited consolidated financial statements prepared by the Company on a basis consistent with the Company's audited Consolidated Financial Statements and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for such periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period or for the year ending December 31, 1997.

                                         PERIOD FROM
                                       FEBRUARY 9, 1994       YEAR ENDED           NINE MONTHS ENDED
                                        (INCEPTION) TO       DECEMBER 31,            SEPTEMBER 30,
                                         DECEMBER 31,     -------------------     -------------------
                                             1994          1995        1996        1996        1997
                                       ----------------   -------     -------     -------     -------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total net revenues...................       $   --        $ 1,812     $14,012     $ 8,274     $22,417
Total cost of revenues...............           --             62       2,185         969       4,609
Gross profit.........................           --          1,750      11,827       7,305      17,808
Operating loss.......................         (545)        (1,595)     (4,016)     (2,475)     (9,759)
Net loss.............................         (545)        (1,501)     (3,789)     (2,315)     (8,575)
Pro forma net loss per share(1)......                                 $ (0.14)                $ (0.32)
Shares used to compute pro forma net                                   27,779                  28,315
  loss per share(1)..................

                                                                               SEPTEMBER 30, 1997
                                                          DECEMBER 31,     --------------------------
                                                              1996         ACTUAL      AS ADJUSTED(2)
                                                          ------------     -------     --------------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.....      $ 19,595       $67,648        $108,529
Working capital.......................................        16,893        50,762          91,643
Total assets..........................................        26,468        84,372         125,253
Redeemable, convertible preferred stock...............        23,153        49,278              --
Shareholders' equity (deficit)........................        (3,320)       (8,089)         82,070

---------------

(1) For an explanation of pro forma net loss per share and the number of shares used to compute pro forma net loss per share, see Note 1 of Notes to Consolidated Financial Statements.

(2) As adjusted to give effect to the (i) conversion of all outstanding shares of Series A Common Stock, Series B Common Stock, Series C Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock and Series E Preferred Stock into Special Common Stock, in each case on closing of the offering; (ii) sale by the Company of the 3,000,000 shares of Common Stock offered hereby at the initial public offering price of $12.50 per share; (iii) application of the estimated net proceeds of the offering; and (iv) issuance of 998,058 shares of Common Stock upon exercise of outstanding warrants at an average exercise price of $6.97 per share (for an aggregate of $6,956,000). Excludes up to 3,709,305 shares of Special Common Stock (representing additional cash and shareholders' equity of up to $50,001,431) issuable on exercise of the Series E Warrant. See "Use of Proceeds," "Capitalization" and "Description of Capital Stock."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, investors should consider carefully the following risk factors before making an investment decision concerning the Common Stock. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in this "Risk Factors" section and elsewhere in this Prospectus.

LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT AND ANTICIPATED FUTURE LOSSES

     The Company was incorporated in February 1994 and did not recognize any revenue until July 1995, when the Company began delivery of the commercial version of RealAudio Version 1.0. Accordingly, the Company has a limited operating history on which an evaluation of the Company and its prospects can be based. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in rapidly evolving markets such as media delivery and electronic commerce over the Internet and intranets. The Company has incurred significant losses since its inception and expects to continue to incur substantial operating losses for the foreseeable future. As of September 30, 1997, the Company had an accumulated deficit of $14.8 million. As a result of taxable income generated from a license agreement with Microsoft Corporation ("Microsoft"), the Company has recognized deferred tax assets to the extent of its accrued taxes. The Company believes it is more likely than not that its net deferred tax assets as of September 30, 1997 will be realized through the reversal of temporary differences in 1998 and 1999. To achieve and sustain profitability, the Company must, among other things, establish widespread market acceptance of its existing products and services, successfully develop new products and services, respond quickly and effectively to competitive, market and technological developments, expand sales and marketing operations, broaden customer support capabilities, control expenses and continue to attract, train and retain qualified personnel. In addition, market prices for the Company's products must attain a level at which the Company can generate revenues in excess of its anticipated operating and other expenses. There can be no assurance that the Company will achieve or sustain profitability. See
"-- Unpredictability of Future Revenues; Potential Fluctuation in Quarterly Operating Results," "-- Competition; Relationship With Microsoft" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

UNPREDICTABILITY OF FUTURE REVENUES; POTENTIAL FLUCTUATION IN QUARTERLY OPERATING RESULTS

     As a result of the Company's limited operating history and the emerging nature of the markets in which it competes, the Company is unable to forecast its revenues accurately. The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control, including (i) demand for the Company's products and services, (ii) introduction or enhancement of products and services by the Company and its competitors, (iii) market acceptance of new products and services of the Company and its competitors, (iv) price reductions by the Company or its competitors or changes in how products and services are priced (such as the Company's recent decision to offer for download free of charge a version of its Basic Server, which previously sold for $295 to $995), (v) the mix of products and services sold by the Company and its competitors, (vi) the mix of distribution channels through which the Company's products are licensed and sold, (vii) the mix of international and U.S. revenues, (viii) costs of litigation and intellectual property protection, (ix) growth in the use of the Internet, (x) the Company's ability to attract, train and retain qualified personnel, (xi) the amount and timing of operating costs and capital expenditures related to expansion of the Company's business, operations and infrastructure, (xii) technical difficulties with respect to the use of the Company's products, (xiii) governmental regulations and (xiv) general economic conditions and economic conditions specifically related to the Internet. It often is difficult to forecast the effect such factors, or any combination thereof, would have on the Company's results of operations for any given fiscal quarter. There can be no assurance that the Company will be able to achieve historical revenue levels or maintain its historical growth rate. The Company has used, and expects to continue to use, price promotions to increase trial, purchase and use of its products, as well as to increase the overall recognition of its brands. The effect of such promotions on revenues in a particular period may be significant and extremely difficult to forecast. Based on the foregoing, the Company believes that its quarterly revenues, expenses and operating results could vary significantly in the future, and that period-to-period comparisons should not be relied on as indications of future performance.

     Historically, the Company has received a significant portion of its revenues from a limited number of sales and license agreements. The Company believes that a customer's decision to purchase its server products or license its technology is relatively discretionary and, for large-scale users, generally involves a significant commitment of capital resources. Therefore, any downturn in the economy or in the business of potential customers could have a material adverse effect on the Company's revenues and quarterly results of operations.

     The Company generally distributes its software products in "beta" form to the public prior to finalizing product features, functionality and operability. This may cause certain customers to delay purchasing decisions until commercial versions of the products are available, which could have a material adverse effect on the Company's revenues and quarterly results of operations.

     The Company derives a significant portion of its revenues from the sale of technical support services and software upgrades to its installed customer base. There can be no assurance that a sufficient number of the Company's customers will continue to enter into support and upgrade contracts or will renew existing support and upgrade contracts, or that revenues therefrom will continue to be significant. The loss of a material portion of such revenues would likely have a material adverse effect on the Company's business, financial condition and results of operations.

     Management has observed that revenues from advertising sales have tended to be higher in the second and fourth quarters, and retail sales have tended to be highest in the fourth quarter. The Company typically operates with no backlog. As a result, quarterly sales and operating results depend primarily on the volume and timing of orders received in the quarter, both of which are difficult to forecast. The Company typically recognizes a substantial portion of its revenues in the last month of each quarter.

     As a result of its limited operating history, the Company does not have relevant historical financial data for a significant number of periods on which to base planned operating expenses. The Company's expense levels are based in part on its expectations with regard to future revenues, which also are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, any significant shortfall in demand for the Company's products and services relative to the Company's expectations would have an immediate material adverse effect on the Company's business, financial condition and results of operations. Due to the foregoing factors, it is likely that in some future quarters the Company's operating results will fall below the expectations of securities analysts and investors, which would likely have a material adverse effect on the trading price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION; RELATIONSHIP WITH MICROSOFT

     The market for software and services for the Internet and intranets is relatively new, constantly evolving and intensely competitive. The Company expects that competition will intensify in the future. Many of the Company's current and potential competitors have longer operating histories, greater name recognition and significantly greater financial, technical and marketing resources than the Company.

     The Company engages primarily in the sale and licensing of audio and video streaming products and services, electronic commerce and Internet advertising. The Company's principal competitors in the development and distribution of audio and video streaming solutions include Microsoft, VXtreme, Inc. ("VXtreme"), VDOnet Corporation ("VDOnet"), Xing Technology Corporation ("Xing"), Precept Software, Inc. ("Precept"), Cubic VideoComm, Inc. ("Cubic"), Motorola, Inc. ("Motorola"), Vivo

Software, Inc. ("Vivo"), Vosaic LLC ("Vosaic") and Oracle Corporation ("Oracle"). The Company's RealSystem also competes to a lesser degree with non-streaming audio and video delivery technologies such as AVI and Quicktime, and indirectly with delivery systems for multimedia content other than audio and video, such as Flash by Macromedia Inc. ("Macromedia") and Enliven by Narrative Communications Corp. ("Narrative"). Competitive factors in this market include the quality and reliability of software; features for creating, editing and adapting content; ease of use and interactive user features; scaleability and cost per user; and compatibility with the user's existing network components and software systems. To expand its user base and further enhance the user experience, the Company must continue to innovate and improve the performance of its RealSystem. The Company is committed to the continued market penetration of its brand, products and services, which, as a strategic response to changes in the competitive environment, may require pricing, licensing, service or marketing changes intended to extend its current brand and technology franchise. For example, the Company recently made its Basic Server, which had previously sold for $295 to $995, available for download free of charge. Continued price concessions or the emergence of other pricing or distribution strategies by competitors may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

     The Company derives significant revenues from sales of RealPlayer Plus, an enhanced version of its free RealPlayer product. The Company's ability to continue to generate revenues from sales of RealPlayer Plus is in large part dependent on its ability to differentiate the features and functionality of RealPlayer Plus from its own and competitors' free and for sale player products. In addition, the demand for RealPlayer Plus is in part contingent on the demand for and the volume of free player products in the market. The Company's failure to continue to differentiate RealPlayer Plus, or to stimulate demand for its free player or RealPlayer Plus, may have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Products and Services."

     The Company anticipates that the consolidation that has occurred in the streaming media industry and related industries, such as computer software, media and communications, will continue. Consequently, competitors may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies. For instance, Microsoft recently acquired VXtreme, a direct competitor of the Company in the market for streaming media software. Microsoft also owns a minority interest in VDOnet, a direct competitor of the Company in the market for streaming video software. In addition, in June 1997 the Company and Microsoft entered into a strategic agreement pursuant to which Microsoft purchased a minority interest in the Company. See "-- Department of Justice Subpoena," "Business -- Microsoft Relationship" and "Certain Transactions -- Microsoft Corporation."

     In connection with the Microsoft agreement, the Company granted Microsoft a nonexclusive license to its Standard Code (as defined in the agreement), which is comprised of certain substantial elements of the source code of the Company's RealAudio/RealVideo Version 4.0 technology included in its basic RealPlayer and substantial elements of its EasyStart Server (currently known as the Basic Server), and related Company trademarks. Under the agreement, Microsoft may sublicense its rights to the Standard Code to third parties under certain circumstances. On two occasions during the first two years following delivery under the agreement, Microsoft may acquire for $25 million and $35 million, respectively, a nonexclusive license to subsequently developed versions of the Standard Code, products based on which are currently distributed to end users by the Company at no charge. If the Company elects in its sole discretion to grant an Event License (as defined in the agreement), the agreement provides for a full refund of each license fee during the first year, declining to 0% over the following two years. The Company may not assign its obligations under the agreement without Microsoft's consent, and a merger, the sale of substantially all of the Company's assets and certain other events will be deemed to be an assignment under the agreement. Microsoft is obligated to distribute the Company's RealPlayer Version 4.0 for a defined term as long as the Company's player supports certain Microsoft architectures. The Company also agreed to work with Microsoft and several other companies to author and promote the Active Streaming Format ("ASF") as a standard file format for streaming media. The agreement also requires the Company to provide Microsoft with engineering consultation services, certain error corrections and certain technical support over a defined term. As a result of Microsoft's agreement with the Company, its acquisition of VXtreme and its investment in VDOnet, Microsoft will be able to augment substantially the functionality of NetShow, its streaming media product, which could have a material adverse effect on the competitiveness of the Company's products. See "-- Impact of Evolving Standards," "-- Uncertain Protection of Intellectual Property; Risks Associated With Licensed Third-Party Technology" and "Business -- Microsoft Relationship."

     Microsoft currently competes with the Company in the market for streaming media server and player software. The Company believes that Microsoft will compete more directly with the Company in the future. The Company also believes that Microsoft's commitment to and presence in the streaming media industry will dramatically increase competitive pressure in the overall market for streaming media software, leading to, among other things, increased pricing pressure and longer sales cycles. Such pressures may result in further price reductions in the Company's products and may also materially reduce the Company's market share. The Company believes that Microsoft will incorporate streaming media technology in its Web browser software and certain of its server software offerings, possibly at no additional cost to the user. In addition, notwithstanding the Company's cooperation with Microsoft regarding ASF, Microsoft may promote technologies and standards not compatible with the Company's technology. Microsoft has a longer operating history, a larger installed base of customers and dramatically greater financial, distribution, marketing and technical resources than the Company. As a result, there can be no assurance that the Company will be able to compete effectively with Microsoft now or in the future, or that the Company's business, financial condition and results of operations will not be materially adversely affected by increased competition in the streaming media industry. In addition, if considerable industry consolidation occurs, there can be no assurance that the Company will be able to compete effectively. Although Microsoft is a shareholder of the Company, it is also a competitor and its interests may not always be aligned with those of the Company and the other shareholders. Microsoft has indicated that to the extent the relationship between the parties becomes more competitive than complementary, and based on the outcome of issues between the parties, including under the license agreement, it is likely to re-evaluate its investment position in the Company. There can be no assurance that any such issues, the evolving nature of the relationship, or economic factors would not result in Microsoft selling all or a portion of its holdings in the Company when contractually able to do so, which could have a material adverse effect on the market price for the Common Stock. See "-- Volatility of Stock Price,"
"-- Impact of Exercise of the Series E Warrant," "-- Possible Adverse Effect on Market Price of Common Stock of Shares Eligible for Future Sale After the Offering," "Business -- Sales, Marketing and Distribution" and "-- Microsoft Relationship" and "Shares Eligible for Future Sale -- Registration Rights."

     The Company currently derives significant revenues from the electronic distribution of certain of its products. The Company recently opened its RealStore Web site, an online store for the sale of the Company's products, third-party streaming media tools and utilities, and intranet-based training products. The Company competes with a variety of Web sites, such as Buydirect.Com and Software.Net, which also offer software products for download. To compete successfully in the electronic commerce market, the Company must attract sufficient commercial traffic to its RealStore Web site by offering high-quality, competitively priced merchandise in a compelling, easy-to-purchase format. There can be no assurance that the Company will be able to compete successfully in this market, and any failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products and Services" and "-- Competition."

     In the Internet advertising segment, the Company competes for Internet advertising revenues with a wide variety of Web sites and Internet service providers. While Internet advertising revenues across the industry continue to grow, the number of Web sites competing for such revenue also is growing rapidly. The Company's advertising sales force and infrastructure are still in early stages of development relative to the Company's competitors. There can be no assurance that advertisers will place advertising with the Company or that revenues derived from such advertising will be material. In addition, if the Company loses advertising customers, fails to attract new customers, is forced to reduce advertising rates or otherwise modify its rate structure to retain or attract customers, or loses Web site traffic, the Company's business, financial condition and results of operations may be materially adversely affected. See "Business -- Products and Services" and "-- Competition."

DEPARTMENT OF JUSTICE SUBPOENA

     Shortly after the Company entered into the license agreement with Microsoft, Microsoft acquired VXtreme and announced that it would incorporate VXtreme technology, which competes with the Company's technology licensed to Microsoft, into its NetShow product. In addition, Microsoft owns a minority interest in VDOnet, a direct competitor of the Company, and has selected VDOnet as a Microsoft Solution Provider for NetShow-based products. Microsoft's acquisitions, investments and agreements in the streaming media industry prompted a U.S. Department of Justice investigation into horizontal merger activities within the industry. In August 1997, the Department of Justice served several companies, including the Company and Microsoft, with subpoenas to produce certain documents. The investigation, including interviews of Company officers by Department of Justice personnel and document production requests, is ongoing. The Company is cooperating fully with the Department of Justice's investigation. See "-- Competition; Relationship With Microsoft" and
"Business -- Microsoft Relationship" and "-- Legal Proceedings."

     As a result of the investigation, it is possible that the Department of Justice will require certain actions by the Company, Microsoft or other companies in the streaming media industry that could have a material adverse effect on the Company's business, financial condition and results of operations. The Department of Justice could decide to take actions that could materially and adversely affect the Company's current relationship with Microsoft or other companies, affect Microsoft's obligations with respect to the distribution of the Company's products, result in certain penalties, require the Company to refund all or a portion of the license fee paid by Microsoft to the Company, require Microsoft to limit or divest certain of its acquisitions or investments in the streaming media industry, including its investment in the Company, and, if Microsoft were forced to rescind its agreement with the Company, place the Company at a significant competitive disadvantage within the industry. There can be no assurance that any such outcome would not have an immediate material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEVELOPING MARKET; DEPENDENCE ON THE INTERNET AND INTRANETS AS MEDIUMS OF COMMERCE AND COMMUNICATIONS

     The market for the Company's streaming media products and services, especially the market for the Company's intranet products and services, has begun only recently to develop and is evolving rapidly, with continuing new developments in technology, product distribution methods and marketing and licensing relationships. The development of a market for the Company's streaming media products also depends on increased use of the Internet and intranets for information, publication, distribution and commerce. Continued growth in the use of the Internet may depend on potential increases in available bandwidth or transmission speeds or on other technological improvements. In particular, the Company believes that continued growth in market acceptance of streaming media, especially streaming video, depends on such developments. Changes in network infrastructure, transmission and content delivery methods and underlying software platforms, and the emergence of new Internet access devices, such as TV set-top boxes, could dramatically change the structure and competitive dynamic of the market for streaming media solutions. In particular, technological developments or strategic partnerships that accelerate the adoption of "high bandwidth" access technologies such as cable modems may have a material adverse effect on the Company's business. Critical issues concerning use of the Internet and intranets (including security, reliability, cost, ease of use and quality of service) remain unresolved and may affect the growth of and the degree to which business is conducted over the Internet and intranets. If the market for the Company's products and services fails to grow, develops more slowly than expected or becomes saturated with competing products or services, the Company's business, financial condition and results of operations will be materially adversely affected. See
"-- Availability and Quality of Content" and "-- Online Commerce Security
Risks."

     Because electronic commerce over the Internet is relatively new and evolving, it is difficult to predict whether the Internet will be a viable commercial marketplace or whether the Internet or intranets will be viable mediums of communication. Sales of the Company's products will continue to depend in large part on the emergence of the Internet as a viable commercial marketplace with a strong and reliable infrastructure. The Internet has experienced substantial growth in the number of users and amount of traffic, and there can be no assurance that its technological infrastructure will be able to support the demands placed on it by continued growth. Delays in the development or adoption of new technological standards and protocols, or increased governmental regulation, could also affect the degree of use of the Internet. In addition, developments in Internet infrastructure such as broadband Internet access may significantly affect the market for streaming media products. There can be no assurance that the infrastructure or complementary services necessary to make the Internet a viable commercial medium will be developed or, if developed, that the Internet will become a viable commercial medium for products and services such as those offered by the Company. See "Business -- Industry Background."

EVOLVING BUSINESS MODEL; DEVELOPMENT OF NEW PRODUCTS AND OTHER REVENUE SOURCES

     The Company's success depends in part on its ability to develop new products in a timely manner and provide new services that achieve rapid and broad market acceptance. There can be no assurance that the Company can identify new product and service opportunities successfully and develop and bring to market new products and services in a timely manner or that any such product innovations will achieve the market penetration or price stability necessary for profitability.

     As the online medium continues to evolve, the Company plans to leverage its technology by developing complementary products and services as additional sources of revenue. Accordingly, the Company may change its business model to take advantage of new business opportunities, including business areas in which the Company does not have extensive experience. For example, the Company recently focused on, and will continue to devote significant resources to, the development of its electronic commerce business, as well as its advertising-supported content aggregation business, as extensions of its business model. There can be no assurance that the Company will develop these or other business models successfully.

     In addition, the Company must continue to innovate and develop new versions of its software to remain competitive in the market for streaming media solutions. The Company's product and software development efforts inherently are difficult to manage and keep on schedule. The Company on occasion has experienced development delays and related cost overruns, and there can be no assurance that it will not encounter such problems in the future. In addition, products as complex as those offered by the Company may contain undetected errors when first introduced or when new versions are released. There can be no assurance that errors will not occur in current or new products, the result of which may be adverse publicity, loss of or delay in market acceptance, or claims by customers against the Company, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Expansion of the Company's operations to take advantage of new opportunities and to sustain a leadership position in the market for streaming media software may require significant additional expenditures and may strain the Company's management, financial and operational resources. A lack of market acceptance of new products or services or the Company's inability to generate satisfactory revenues from such new products and services to offset their cost could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Strategy."

DEPENDENCE ON KEY PERSONNEL; NEED FOR ADDITIONAL PERSONNEL

     The Company's performance depends substantially on the continued services of its executive officers and key employees, and in particular on Mr. Glaser, the Company's Chairman of the Board and

Chief Executive Officer. The loss of the services of Mr. Glaser or any of its other executive officers or key employees could have a material adverse effect on the Company's business, financial condition and results of operations. None of the Company's executive officers has a contract that guarantees employment. Other than a $2,000,000 insurance policy on the life of Mr. Glaser, the Company does not maintain "key person" life insurance policies. Given the Company's early stage of development, the Company depends on its ability to attract, train and retain qualified personnel, specifically those with management, technical and product development skills. Competition for such personnel is intense, particularly in geographic areas recognized as high technology centers such as the Pacific Northwest. There can be no assurance that the Company will be able to attract, train or retain additional highly qualified technical and managerial personnel in the future, which failure could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

CONTROL BY MR. GLASER; ANTITAKEOVER PROVISIONS

     Immediately after the closing of the offering, Mr. Glaser, the Company's founder, will own of record 14,083,419 shares of the outstanding Common Stock, which will represent approximately 50.9% of the outstanding voting rights (approximately 50.1% if the Underwriters' over-allotment option is exercised in full). Following the closing of the offering, Mr. Glaser intends to donate approximately 700,000 shares of Common Stock to various charitable organizations. Mr. Glaser will have significant influence over the election of directors and other matters submitted to a vote of the Company's shareholders. Control by Mr. Glaser may discourage certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Common Stock might receive a premium for their shares over prevailing market prices. See "Principal Shareholders."

     The Articles provide that on closing of the offering, a Strategic Transactions Committee of the Board of Directors shall be created, which Committee shall be comprised of three directors. Without the prior approval of such Committee, and subject to certain limited exceptions, the Board of Directors will not have the authority to (i) adopt a plan of merger, (ii) authorize the sale, lease, exchange or mortgage of (A) assets representing more than 50% of the book value of the Company's assets prior to the transaction or
(B) any other asset or assets on which the long-term business strategy of the Company is substantially dependent, (iii) authorize the Company's voluntary dissolution or (iv) take any action that has the effect of clauses (i) through
(iii). In connection therewith, the Company entered into an agreement (the "Strategic Transactions Agreement") providing Mr. Glaser with a direct contractual right to require the Company to abide by and perform all terms of the Articles with respect to the Strategic Transactions Committee. The Strategic Transactions Agreement also provides that so long as Mr. Glaser owns a specified number of shares, the Company shall use its best efforts to cause him to be nominated to, elected to, and not removed from, the Board of Directors. In addition, the Articles provide that on closing of the offering, Mr. Glaser will serve, or will appoint another officer of the Company to serve, as the Company's Policy Ombudsman, with the exclusive authority to adopt or change the editorial policies of the Company as reflected on the Company's Web sites or in other communications or media in which the Company has a significant editorial or media voice. The provisions with respect to the authority of the Strategic Transactions Committee and the Policy Ombudsman may be amended only with the approval of 90% of the shares entitled to vote on an amendment to the Articles. The foregoing provisions, as well as those relating to a classified Board of Directors, the availability of "blank check" preferred stock and certain provisions of Washington corporate law, the Microsoft agreement and the shareholder rights plan that the Company intends to adopt prior to closing of the offering, could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. These provisions may also have the effect of limiting the price that investors might be willing to pay in the future for the Common Stock. See "Management" and "Description of Capital Stock."

UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY; RISKS ASSOCIATED WITH LICENSED THIRD-PARTY TECHNOLOGY

     The Company's success depends in part on its ability to protect its proprietary software and other intellectual property. To protect its proprietary rights, the Company relies generally on patent, copyright, trademark and trade secret laws, confidentiality agreements with employees and third parties, and license agreements with consultants, vendors and customers, although the Company has not signed such agreements in every case. Despite such protections, a third party could, without authorization, copy or otherwise obtain and use the Company's products or technology, or develop similar technology. There can be no assurance that the Company's agreements with employees, consultants and others who participate in product development activities will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or independently developed by competitors.

     The Company currently has two patents pending in the U.S. relating to its product architecture and technology and holds one patent entitled "Method and Apparatus for Recommending Selections Based on Preferences in a Multi-User System." There can be no assurance that any pending or future patent applications will be granted, that any existing or future patent will not be challenged, invalidated or circumvented, or that the rights granted under any patent that has issued or may issue will provide competitive advantages to the Company. Many of the Company's current and potential competitors dedicate substantially greater resources to protection and enforcement of intellectual property rights, especially patents. If a blocking patent has issued or issues in the future, the Company would need to either obtain a license or design around the patent. There can be no assurance that the Company would be able to obtain such a license on acceptable terms, if at all, or to design around the patent. The Company pursues the registration of certain of its trademarks and service marks in the U.S. and in certain other countries, although it has not secured registration of all its marks. A significant portion of the Company's marks begin with the word "Real" (such as RealSystem, RealAudio and RealVideo). The Company is aware of other companies that use "Real" in their marks alone or in combination with other words, and the Company does not expect to be able to prevent all third-party uses of the word "Real" for all goods and services. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the U.S., and effective patent, copyright, trademark and trade secret protection may not be available in such jurisdictions. The Company licenses certain of its proprietary rights to third parties, and there can be no assurance that such licensees will abide by compliance and quality control guidelines with respect to such proprietary rights or that such licensees will not take actions that would materially adversely affect the Company's business, financial condition and results of operations.

     To license many of its products, the Company relies in part on "shrinkwrap" and "clickwrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. As with other software products, the Company's products are susceptible to unauthorized copying and uses that may go undetected, and policing such unauthorized use is difficult. In general, there can be no assurance that the Company's efforts to protect its intellectual property rights through patent, copyright, trademark and trade secret laws will be effective to prevent misappropriation of its technology, or to prevent the development and design by others of products or technologies similar to or competitive with those developed by the Company, and the Company's failure or inability to protect its proprietary rights could materially adversely affect its business, financial condition and results of operations.

     The computer software market is characterized by frequent and substantial intellectual property litigation that often is complex and expensive, and involves a significant diversion of resources and uncertainty of outcome. In the future, the Company may need to pursue litigation to enforce and protect its intellectual property and trade secrets or to defend against a claim of infringement or invalidity. The Company has been and expects to continue to be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of third-party proprietary rights by the Company and its licensees. The Company attempts to avoid infringing known proprietary rights of third parties in its product development efforts. However, the Company has not conducted and does not conduct comprehensive patent searches to determine whether the technology used in its products infringes patents held by third parties. In addition, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. If the Company were to discover that its products violate third-party proprietary rights, there can be no assurance that it would be able to obtain licenses to continue offering such products without substantial reengineering or that any effort to undertake such reengineering would be successful, that any such licenses would be available on commercially reasonable terms, if at all, or that litigation regarding alleged infringement could be avoided or settled without substantial expense and damage awards. Any claims against the Company relating to the infringement of third-party proprietary rights, even if not meritorious, could result in the expenditure of significant financial and managerial resources and in injunctions preventing the Company from distributing certain products. Such claims could materially adversely affect the Company's business, financial condition and results of operations.

     The Company also relies on certain technology that it licenses from third parties, including software that is integrated with the Company's internally developed software and used in the Company's products, to perform key functions. There can be no assurance that such third-party technology licenses will continue to be available to the Company on commercially reasonable terms. The loss of any of these technologies could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, although the Company is generally indemnified against claims that such third-party technology infringes the proprietary rights of others, such indemnification is not always available for all types of intellectual property rights (for example, patents may be excluded), and in some cases the scope of such indemnification is limited. Even if the Company receives broad indemnification, third-party indemnitors are not always well capitalized and may not be able to indemnify the Company in the event of infringement, resulting in substantial exposure to the Company. There can be no assurance that infringement or invalidity claims arising from the incorporation of third-party technology, and claims for indemnification from the Company's customers resulting from such claims, will not be asserted or prosecuted against the Company. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays, all of which could materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Intellectual Property."

AVAILABILITY AND QUALITY OF CONTENT

     The availability of compelling content for the Internet and intranets is critical to the continued and increasing use and sales of the Company's RealSystem software. The willingness of content providers to offer and license content that appeals to end users and attracts advertisers is an important factor in promoting the continued and increasing use of the Company's products and services. There can be no assurance that such content will continue to be available on acceptable terms, if at all. Historically, the Company has recognized increased revenues from sales of RealPlayer Plus in months in which the Company bundled compelling content with its products. If the Company were unable to bundle compelling content with its products, license desirable content on favorable terms, or otherwise offer content that is widely accepted by a broad market audience, the Company's business, financial condition and results of operations would likely be materially adversely affected. It is possible that associations that represent collectives of content owners will seek to and successfully establish minimum royalties or other conditions that apply to the licensing or distribution of content over the Internet, which may limit the availability of such content or increase the cost to the Company to use such content. The imposition of any such mandatory royalty payments may increase the Company's cost of revenues significantly, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products and Services -- Media Publishing Products and Services."

MANAGEMENT OF GROWTH; ACQUISITION RISKS

     The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's managerial, technical, operational and financial resources. None of the Company's executive officers has had senior management experience in a public company in the position he or she currently holds. From September 30, 1996 to September 30, 1997, the Company grew from 157 employees to 297 employees, which rapid growth the Company expects to continue for the foreseeable future. To manage its growth, the Company must implement and improve its operational and financial systems and expand, train and manage its workforce. The Company will also need to manage an increasing number of complex relationships with customers, marketing partners and other third parties. In addition, the Company may pursue the acquisition of new or complementary businesses, products or technologies, although it has no present understandings, commitments or agreements with respect to any material acquisitions or investments in third parties. Any such future acquisitions would be accompanied by the risks commonly encountered in acquisitions of companies. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the acquired companies, the potential disruption of the Company's ongoing business, the inability of management to succeed in incorporating acquired technology and rights into the Company's products, services and media offerings, additional expense associated with amortization of acquired intangible assets, the difficulty of maintaining uniform standards, controls, procedures and policies, and the potential impairment of relationships with employees, customers and strategic partners.

     There can be no assurance that the Company's systems, procedures or controls will be adequate to support its current or future operations or that the Company's management will be able to manage the expansion and still achieve the rapid execution necessary to exploit fully the market for the Company's products and services. The Company's future operating results will also depend on its ability to expand its sales and marketing organizations, implement and manage new distribution channels to penetrate different and broader markets, including the market for intranet software products, and expand its support organization accordingly. If the Company were to fail to manage its growth effectively, its business, financial condition and results of operations would be materially adversely affected. See "-- Dependence on Key Personnel; Need for Additional Personnel" and "-- Risk of Capacity Constraints; Reliance on Internally Developed Systems; System Development Risks."

IMPACT OF EVOLVING STANDARDS

     The Company's current streaming media products are based on protocols designed around certain standards, and the Company's business, financial condition and results of operations would be materially adversely affected if any of the Company's competitors were to establish a competing technology as the de facto industry standard for streaming audio and video transmission. The Company and Netscape Communications Corporation co-authored the Real Time Streaming Protocol ("RTSP"), a proposed protocol for standardizing the control and delivery of streaming media over the Internet. RTSP is a unified standard for a broad range of media data types and is intended to promote a greater level of interoperability among various streaming media solutions by providing a standard way for clients and servers from multiple vendors to stream multimedia content. RTSP is built on top of a number of other Internet standard protocols and is complementary with ASF, a file format for streaming media that does not specify a method of client-server interaction. RTSP provides the client-server specification necessary to stream ASF files (and many other file types) on the Internet. There can be no assurance that RTSP will be established as the de facto industry standard or, if so accepted, that existing competitors and new entrants would not be able to compete more effectively with the Company's products. See "-- Competition; Relationship With Microsoft" and
"Business -- Technology."

RISK OF CAPACITY CONSTRAINTS; RELIANCE ON INTERNALLY DEVELOPED SYSTEMS; SYSTEM DEVELOPMENT RISKS

     The satisfactory performance, reliability and availability of the Company's Web sites, transaction-processing systems and network infrastructure are critical to the Company's reputation and ability to attract and retain customers and maintain adequate customer service. Any system interruptions that result in the unavailability of the Company's Web sites would adversely affect the Company's ability to conduct business. The Company's Web sites are complex and require considerable technical expertise to maintain. Personnel with technological expertise in this area are in great demand, and there can be no assurance that the Company can attract, train or retain such personnel. Many of the software systems used to support the Company's Web sites, including its electronic commerce operations, were developed internally. These systems will need to be enhanced over time or replaced with equivalent commercial products, either of which could entail considerable effort and expense.

     The Company's ability to provide a consistent level of high-quality customer service depends in part on the efficient and uninterrupted operation of its computer and communications hardware systems. Substantially all of the Company's computer and communications hardware is located at a single leased facility in Seattle, Washington. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. Because the Company does not presently have fully redundant systems or a formal disaster recovery plan, there can be no assurance that a system failure would not have a material adverse effect on the Company's business, financial condition and results of operations. The Company's servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. The occurrence of any of the foregoing risks could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Technology."

ONLINE COMMERCE SECURITY RISKS

     Online commerce and communications depend to a significant extent on the ability to conduct secure transmission of confidential information over public networks. The Company relies on encryption and authentication technology licensed from third parties to provide the security and authentication intended to effect secure transmission of confidential information, such as customer credit card numbers. There can be no assurance that the Company's efforts in this area or advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by the Company to protect customer transaction data. Any compromise of the Company's security could have a material adverse effect on the Company's business, financial condition and results of operations. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. In addition, there can be no assurance that credit card companies will not restrict online credit card transactions in the future for reasons such as fraudulent credit card transactions or other risks associated with online commerce transactions, which restrictions could have a material adverse effect on the Company's business, financial condition and results of operations. To the extent that activities of the Company or third-party contractors involve the storage and transmission of proprietary information, security breaches could damage the Company's reputation and expose the Company to a risk of litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that the failure to prevent such security breaches will not have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

     For the year ended December 31, 1996 and the nine months ended September 30, 1997, approximately 22% and 27%, respectively, of the Company's total net revenues were generated from sources outside the U.S. As a result, the Company is subject to the risks of doing business abroad, including unexpected changes in regulatory requirements, export and import restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, potential adverse tax consequences, exchange rate fluctuations, in-creased risks of piracy, limits on the Company's ability to enforce its intellectual property rights, discontinuity of network infrastructures, limits on repatriation of funds and political risks that may limit or disrupt international sales. Such limitations and interruptions could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, operations of the Company's foreign subsidiaries are translated from local currency into U.S. dollars based on average monthly exchange rates. The Company currently does not hedge its foreign currency transactions and is therefore subject to the risk of changes in exchange rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales, Marketing and Distribution."

GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES

     The Company currently is not subject to direct regulation by any governmental agency, other than laws and regulations generally applicable to businesses, although certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to the Company's products. Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted in the U.S. and abroad with particular applicability to the Internet. It is possible that governments will enact legislation that may be applicable to the Company in areas such as content, network security, encryption and the use of key escrow, data and privacy protection, electronic authentication or "digital" signatures, illegal and harmful content, access charges and retransmission activities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation and personal privacy is uncertain. The majority of such laws were adopted before the widespread use and commercialization of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Any such export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase the Company's cost of doing business or increase the Company's legal exposure, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company faces potential liability for claims based on the nature and content of the materials that it distributes over the Internet, including claims for defamation, negligence or copyright, patent or trademark infringement, which claims have been brought, and sometimes successfully litigated, against Internet companies. The Company's general liability insurance may not cover claims of this type or may not be adequate to indemnify the Company for any liability that may be imposed. Any liability not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. Although sections of the Communications Decency Act of 1996 (the "CDA") that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet, were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. While the Company does not distribute the types of materials that the CDA may have deemed illegal, the nature of such similar legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the CDA could subject the Company to potential liability, which in turn could have an adverse effect on the Company's business, financial condition and results of operations. Such laws also could damage the growth of the Internet generally and decrease the demand for the Company's products and services, which could adversely affect the Company's business, financial condition and results of operations. See
"Business -- Governmental Regulation" and "-- Intellectual Property."

VOLATILITY OF STOCK PRICE

     The Company believes that factors such as announcements of developments related to the Company's business, announcements of technological innovations or new products or enhancements by the Company or its competitors, sales by competitors (including sales to the Company's customers), sales of the Common Stock into the public market (including sales by members of management), exercise of, or failure to exercise, warrants to purchase shares of the Company's common stock

(including the Series E Warrant), developments in the Company's relationships with its customers, partners, distributors and suppliers, shortfalls or changes in revenues, gross margins, earnings or losses or other financial results from analysts' expectations, regulatory developments, fluctuations in results of operations and conditions in the Company's market or the markets served by the Company's customers or the economy could cause the price of the Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the market for shares of small capitalization and technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. There can be no assurance that the market price of the Common Stock will not experience significant fluctuations in the future, including fluctuations unrelated to the Company's performance. Such fluctuations could materially adversely affect the market price of the Common Stock.

SALES AND OTHER TAXES

     The Company currently does not collect sales or similar taxes with respect to the sale of products, license of technology, or provision of services in states and countries other than states in which the Company has offices. However, one or more states or foreign countries may seek to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. A successful assertion by one or more states or any foreign country that the Company should collect sales or other taxes on the sale of products, license of technology or provision of services, or remit payment of sales or other taxes for prior periods, could have a material adverse effect on the Company's business, financial condition and results of operations.

IMPACT OF EXERCISE OF THE SERIES E WARRANT

     In connection with Microsoft's investment in the Company in July 1997, the Company issued the Series E Warrant. If it is not exercised, the Series E Warrant will terminate on the closing of the offering. If the Series E Warrant is exercised in full, Microsoft will own of record approximately 20.3% of the Company's outstanding capital stock immediately after the offering. There can be no assurance that Microsoft will exercise any or all of the Series E Warrant. Because the Series E Warrant may be exercised at any time until the closing of the offering, it is impossible to predict the impact that the exercise thereof will have on the market price of the Common Stock. See "-- Volatility of Stock Price" and "Principal Shareholders."

NO SPECIFIC USE OF PROCEEDS

     The Company has not designated any specific use for the net proceeds from the sale of the Common Stock offered hereby. The Company intends to use the net proceeds primarily for general corporate purposes, including working capital to fund anticipated operating losses and capital expenditures. Accordingly, management will have significant flexibility in applying the net proceeds of the offering. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds."

NO PRIOR MARKET FOR COMMON STOCK

     Prior to the offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the representatives of the Underwriters and may not be indicative of the market price of the Common Stock in the future. There can be no assurance that an active trading market will develop or be sustained after the offering. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

BENEFITS OF THE OFFERING TO CURRENT SHAREHOLDERS

     The offering will provide benefits to the current shareholders of the Company, including the creation of a public market for the Common Stock and the unrealized gain of approximately $285,459,000 in the value of the total equity interest of all current shareholders in the Company.

POSSIBLE ADVERSE EFFECT ON MARKET PRICE OF COMMON STOCK OF SHARES ELIGIBLE FOR FUTURE SALE AFTER THE OFFERING

     On closing of the offering, the Company will have outstanding 31,026,529 shares of Common Stock and Special Common Stock (31,476,529 shares if the Underwriters' over-allotment option is exercised in full), of which the 3,000,000 shares offered hereby (3,450,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely transferable in the public market without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except to the extent such shares are held by affiliates of the Company as that term is defined in Rule 144 under the Securities Act ("Affiliates") and except that an aggregate of 121,575 shares of Common Stock offered for sale, at the initial public offering price, through a directed share program are subject to agreements prohibiting the sale, offer or other disposition of such shares for a period of 180 days following the date of this Prospectus. The remaining 28,026,529 shares of Common Stock and Special Common Stock (the "Restricted Shares") outstanding on completion of the offering (assuming no exercise of options after November 14, 1997) were issued by the Company in reliance on exemptions from registration under the Securities Act, and public sale thereof is restricted except to the extent they are registered under the Securities Act or sold in accordance with an exemption from such registration. Of these Restricted Shares, 3,338,374 are shares of Special Common Stock that are convertible into the same number of shares of Common Stock on a bona fide sale to a purchaser who is not an affiliate of the holder. The Company and certain holders of these Restricted Shares have entered into lock-up agreements (the "Lock-Up Agreements") with the Underwriters not to sell, offer to sell or otherwise dispose of any shares of Common Stock owned of record or beneficially as of the date of this Prospectus, including securities convertible into or exercisable or exchangeable for shares of Common Stock as of such date, as well as any shares of Common Stock later acquired by reason of the conversion, exercise or exchange of such securities, for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co., on behalf of the Underwriters, except that persons other than officers, directors and holders of 1% or more of the capital stock of the Company will be free to sell or otherwise dispose of up to 5,000 shares of Common Stock to the extent permissible under Rule 144 or Rule 701 under the Securities Act. On closing of the offering, 27,692,639 of the Restricted Shares will be subject to restriction pursuant to the Lock-Up Agreements. Of the remaining 333,890 Restricted Shares, 11,947 shares will be eligible for immediate public sale under Rule 144(k) under the Securities Act as currently in effect, 320,943 shares will be eligible for public sale 90 days after the date of this Prospectus pursuant to Rule 701 under the Securities Act, and the remaining 1,000 shares will be eligible for public sale subject to compliance with the holding period and volume and manner of sale restrictions of Rule 144, unless earlier registered under the Securities Act. At November 14, 1997, options for 6,840,714 shares of Common Stock were outstanding, of which options for 1,700,286 shares may be exercised during the 180 days following the date of this Prospectus and potentially will be eligible for public sale 90 days after the date of this Prospectus pursuant to Rule 701 under the Securities Act; of these shares, 1,335,194 will be subject to Lock-Up Agreements. Warrants to purchase an additional 4,673,608 shares of Common Stock, including the Series E Warrant to purchase up to 3,709,305 shares of Special Common Stock, will be exercisable prior to closing of the offering, and the shares issued upon exercise thereof will be eligible for public sale, subject to compliance with Rule 144. All of these shares are subject to Lock-Up Agreements. The holders of an aggregate of 16,390,753 shares of common stock (including shares of Common Stock and Special Common Stock issuable upon exercise of outstanding warrants) have the right to require the Company to register their shares for sale under the Securities Act beginning six months after closing of the offering. Sales of substantial numbers of shares of Common Stock in the public market following the offering could have a material adverse effect on the market price for the Common Stock. See "Shares Eligible for Future Sale."

DONATION OF NET INCOME TO CHARITY

     The Company's philosophy includes a commitment to charitable responsibility. If sustained profitability is achieved, the Company intends to donate approximately 5% of its annual net income to charitable organizations. The Company's net income will be reduced by the amount of any such charitable donations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Donation of Net Income to Charity" and
"Business -- Position on Charitable Responsibility."

ABSENCE OF DIVIDENDS

     The Company has never declared or paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

DILUTION

     Investors in Common Stock in the offering will experience immediate and substantial dilution in the net tangible book value of their shares. At the initial public offering price of $12.50 per share, dilution to new investors will be $9.85 per share. Additional dilution will occur upon exercise of outstanding stock options. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby at the initial public offering price of $12.50 per share, after deducting the underwriting discount and estimated offering expenses payable by the Company, are estimated to be $33,925,000 ($39,156,250 if the Underwriters' over-allotment option is exercised in full).

     The principal purposes of the offering are to increase the Company's working capital, to create a public market for the Common Stock, to increase the visibility of the Company in the marketplace and to facilitate future access by the Company to public equity markets. The Company has no specific plans for the net proceeds. The Company intends to use the net proceeds primarily for general corporate purposes, including working capital to fund anticipated operating losses and capital expenditures. The Company may, when and if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. The Company has no present understandings, commitments or agreements with respect to any material acquisition or investment in third parties. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its capital stock. The Company currently anticipates that it will retain all of its future earnings, if any, for use in the expansion and operations of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1997 and as adjusted to give effect to the (i) conversion of all outstanding shares of Series A Common Stock, Series B Common Stock, Series C Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock and Series E Preferred Stock into Special Common Stock, in each case on closing of the offering; (ii) sale by the Company of the 3,000,000 shares of Common Stock offered hereby at the initial public offering price of $12.50 per share (after deducting the underwriting discount and estimated expenses of the offering); and
(iii) issuance of 998,058 shares of Common Stock reflecting exercise of outstanding warrants at an average exercise price of $6.97 per share on the closing of the offering, except as noted below. See "Use of Proceeds" and Note 7 of Notes to Consolidated Financial Statements. The information set forth below is unaudited and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

                                                                         SEPTEMBER 30, 1997
                                                                      ------------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                      --------     -----------
                                                                           (IN THOUSANDS)
Note payable........................................................  $    959      $     959
Redeemable, convertible preferred stock, par value $0.001 per share:
  16,206,998 shares authorized; 11,683,390 shares issued and outstanding, actual; no shares authorized, issued and outstanding,
  as adjusted(1)....................................................    49,278             --
Shareholders' equity (deficit):
  Convertible preferred stock, par value $0.001 per share:
     13,713,439 shares authorized; 13,713,439 issued and
     outstanding, actual; no shares authorized, issued and
     outstanding, as adjusted(1)....................................        14             --
  Preferred stock, undesignated, par value $0.001 per share:
     30,079,563 shares authorized; no shares issued and
     outstanding(1).................................................        --             --
  Common stock, par value $0.001 per share: 300,000,000 shares authorized; 1,543,292 shares issued and outstanding, actual;
     27,599,805 shares issued and outstanding, as adjusted(2).......         1             28
  Special Common Stock, par value $0.001 per share: no shares authorized; no shares issued and outstanding, actual; 3,338,374
     shares issued and outstanding, as adjusted(2)..................        --              3
  Additional paid-in capital........................................     6,755         96,898
  Foreign currency translation adjustment...........................       (72)           (72)
  Accumulated deficit...............................................   (14,787)       (14,787)
                                                                      --------       --------
     Total shareholders' equity (deficit)...........................    (8,089)        82,070
                                                                      --------       --------
          Total capitalization......................................  $ 42,148      $  83,029
                                                                      ========       ========

---------------

(1) At September 30, 1997, the Company had 60,000,000 shares of preferred stock authorized, of which 13,713,439 shares were designated Series A Preferred Stock, 3,059,701 shares were designated Series B Preferred Stock, 3,004,305 shares were designated Series C Preferred Stock, 3,095,313 shares were designated Series D Preferred Stock and 7,047,679 shares were designated Series E Preferred Stock.

(2) Excludes (i) 6,442,714 shares of Common Stock issuable at a weighted average exercise price of $1.80 per share upon exercise of stock options outstanding at September 30, 1997, (ii) 4,421,192 shares of Common Stock reserved for future issuance under the Company's stock option plans, (iii) 1,000,000 shares of Common Stock reserved for issuance under the 1998 Employee Stock Purchase Plan and (iv) up to 3,709,305 shares of Special Common Stock (representing additional cash and shareholders' equity of up to $50,001,431) issuable on exercise of the Series E Warrant. See "Management -- Benefit Plans," "Certain Transactions -- Microsoft Corporation," "Description of Capital Stock -- Warrants to Purchase Preferred Stock and Common Stock" and
    Note 7 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company at September 30, 1997 is $48,145,000, or $1.72 per share, as adjusted to give effect to the (i) conversion of all outstanding shares of Series A Common Stock, Series B Common Stock, Series C Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock and Series E Preferred Stock into Special Common Stock, in each case on closing of the offering; (ii) exclusion of up to 3,709,305 shares of Special Common Stock (representing additional cash and shareholders' equity of up to $50,001,431 and an increase to tangible book value per share of $1.58) issuable on exercise of the Series E Warrant; and (iii) issuance of 998,058 shares of Common Stock, reflecting exercise of outstanding warrants at an average exercise price of $6.97 per share on closing of the offering. Pro forma net tangible book value per share represents total tangible assets of the Company less total liabilities divided by the aggregate number of shares of Common Stock and Special Common Stock outstanding. After giving effect to the application of the estimated net proceeds from the sale of 3,000,000 shares of Common Stock offered by the Company at the initial public offering price of $12.50 per share, the adjusted pro forma net tangible book value of the Company at September 30, 1997 would have been approximately $82,070,000 or $2.65 per share of Common Stock and Special Common Stock. This represents an immediate increase in the pro forma net tangible book value of $0.93 per share of Common Stock and Special Common Stock to existing shareholders and an immediate dilution of $9.85 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share.......................................            $12.50
Pro forma net tangible book value per share at September 30, 1997.............  $1.72
Increase per share attributable to new investors..............................   0.93
                                                                                -------
Adjusted pro forma net tangible book value per share after the offering.......              2.65
                                                                                          -------
Dilution per share to new investors...........................................            $ 9.85
                                                                                          =======

     The following table summarizes on a pro forma basis at September 30, 1997, after giving effect to the offering, the difference between existing shareholders and investors in the offering with respect to the number of shares of Common Stock and Special Common Stock purchased from the Company, the total consideration paid and the average price paid per share.

                                  SHARES PURCHASED(1)(2)       TOTAL CONSIDERATION
                                  ----------------------     ------------------------     AVERAGE PRICE
                                    NUMBER       PERCENT        AMOUNT        PERCENT       PER SHARE
                                  -----------    -------     -------------    -------     -------------
Existing shareholders...........   27,938,179      90.3%     $  63,767,800      63.0%        $  2.28
New investors...................    3,000,000       9.7         37,500,000      37.0           12.50
                                   ----------     -----         ----------     -----
         Total..................   30,938,179     100.0%     $ 101,267,800     100.0%
                                   ==========     =====         ==========     =====

---------------

(1) The table assumes no exercise of the Underwriters' over-allotment option. Exercise of the over-allotment option in full would (i) reduce the proportion of shares held by existing shareholders to 89.0% of the total number of shares outstanding after the offering and (ii) increase the number of shares held by investors in the offering to 3,450,000 shares, or 11.0% of the total number of shares.

(2) Excludes (i) 6,442,714 shares of Common Stock issuable at a weighted average exercise price of $1.80 per share upon exercise of stock options outstanding at September 30, 1997, (ii) 4,421,192 shares of Common Stock reserved for future issuance under the Company's stock option plans, (iii) 1,000,000 shares of Common Stock reserved for issuance under the 1998 Employee Stock Purchase Plan and (iv) up to 3,709,305 shares of Special Common Stock (representing additional cash and shareholders' equity of up to $50,001,431) issuable on exercise of the Series E Warrant. See "Management -- Benefit Plans," "Certain Transactions -- Microsoft Corporation," "Description of Capital Stock -- Warrants to Purchase Preferred Stock and Common Stock" and
    Note 7 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus. The selected consolidated financial data as of December 31, 1994, and for the period from February 9, 1994 (inception) to December 31, 1994, as of and for the years ended December 31, 1995 and 1996 and as of and for the nine months ended September 30, 1997 are derived from the Consolidated Financial Statements of the Company audited by KPMG Peat Marwick LLP, independent accountants. The selected consolidated financial data for the nine months ended September 30, 1996 are derived from unaudited consolidated financial statements prepared by the Company on a basis consistent with the Company's audited Consolidated Financial Statements and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for such periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period or for the year ending December 31, 1997.

                                                  PERIOD FROM
                                                FEBRUARY 9, 1994          YEAR ENDED              NINE MONTHS ENDED
                                                 (INCEPTION) TO          DECEMBER 31,               SEPTEMBER 30,
                                                  DECEMBER 31,       ---------------------     -----------------------
                                                      1994            1995          1996          1996          1997
                                                ----------------     -------       -------     -----------     -------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Software license fees.......................       $   --          $ 1,782       $11,876      $   7,213      $17,550
  Advertising.................................           --               --         1,016            426        1,557
  Service revenues............................           --               30         1,120            635        3,310
                                                      -----          -------       -------        -------      -------
         Total net revenues...................           --            1,812        14,012          8,274       22,417
Cost of revenues:
  Software license fees.......................           --               29         1,343            470        2,080
  Advertising.................................           --               --           288            187          572
  Service revenues............................           --               33           554            312        1,957
                                                      -----          -------       -------        -------      -------
         Total cost of revenues...............           --               62         2,185            969        4,609
                                                      -----          -------       -------        -------      -------
    Gross profit..............................           --            1,750        11,827          7,305       17,808
Operating expenses:
  Research and development....................          202            1,380         4,812          3,073        9,130
  Selling and marketing.......................           47            1,218         7,540          4,389       14,024
  General and administrative..................          296              747         3,491          2,318        4,413
                                                      -----          -------       -------        -------      -------
         Total operating expenses.............          545            3,345        15,843          9,780       27,567
                                                      -----          -------       -------        -------      -------
    Operating loss............................         (545)          (1,595)       (4,016)        (2,475)      (9,759)
Net other income..............................           --               94           227            160        1,184
                                                      -----          -------       -------        -------      -------
Net loss......................................       $ (545)         $(1,501)      $(3,789)     $  (2,315)     $(8,575)
                                                      =====          =======       =======        =======      =======
Pro forma net loss per share(1)...............                                     $ (0.14)                    $ (0.32)
Shares used to compute pro forma net loss per
  share(1)....................................                                      27,779                      28,315

                                                                             DECEMBER 31,
                                                                   ---------------------------------     SEPTEMBER 30,
                                                                    1994          1995        1996           1997
                                                                   -------       -------     -------     -------------
                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.............     $    --       $ 6,116     $19,595        $67,648
Working capital (deficit).....................................         (49)        5,948      16,893         50,762
Total assets..................................................          64         7,574      26,468         84,372
Redeemable, convertible preferred stock.......................          --         7,655      23,153         49,278
Shareholders' equity (deficit)................................          15        (1,111)     (3,320)        (8,089)

---------------

(1) For an explanation of pro forma net loss per share and the number of shares used to compute pro forma net loss per share, see Note 1 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     RealNetworks is a leading provider of branded software products and services that enable the delivery of streaming media content over the Internet and intranets. The Company's products and services include its RealSystem, a streaming media solution that includes RealAudio and RealVideo technology, an electronic commerce Web site designed to promote the proliferation of streaming media products and a network of advertising-supported content aggregation Web sites.

     The Company was incorporated in February 1994 and did not recognize any revenue until July 1995, when the Company began delivery of the commercial version of RealAudio Version 1.0. From inception through December 31, 1995, the Company's operating activities related primarily to recruiting personnel, raising capital, purchasing operating assets, conducting research and development, building the RealAudio brand and establishing the market for streaming audio. During 1996, the Company continued to invest heavily in research and development, marketing, building domestic and international sales channels and general and administrative infrastructure. In August 1996, the Company began selling RealPlayer Plus, a premium version of its RealPlayer product. RealPlayer continues to be available for download free of charge from the Company's Web sites. In February 1997, the Company released a "beta" version of its RealVideo product and, in June 1997, it released the commercial version of RealVideo Version 4.0. In October 1997, the Company released a "beta" version of its RealSystem Version 5.0, a streaming media solution that includes RealAudio and RealVideo technology.

     The Company has a limited operating history on which an evaluation of the Company and its prospects can be based. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in rapidly evolving markets such as media delivery and electronic commerce over the Internet and intranets. To achieve and sustain profitability, the Company must, among other things, establish widespread market acceptance of its existing products and services, successfully develop new products and services, respond quickly and effectively to competitive, market and technological developments, expand sales and marketing operations, broaden customer support capabilities, control expenses and continue to attract, train and retain qualified personnel. There can be no assurance that the Company will achieve or sustain profitability.

     The Company has incurred significant losses since its inception, and as of September 30, 1997 had an accumulated deficit of $14,787,000. The Company believes that its success will depend largely on its ability to extend its technological leadership and continue to build its brand position. Accordingly, the Company intends to invest heavily in research and development and sales and marketing. The Company expects to continue to incur substantial operating losses for the foreseeable future. In view of the rapidly evolving nature of the Company's business and its limited operating history, the Company believes that period-to-period comparisons of its revenues and operating results, including its gross profit margin and operating expenses as a percentage of total net revenues, are not necessarily meaningful and should not be relied upon as indications of future performance. Although the Company has experienced significant percentage growth in total net revenues, it does not believe that its historical growth rates are sustainable or indicative of future growth. The Company has used, and expects to continue to use, price promotions to increase trial, purchase and use of its products, as well as to increase overall recognition of its brands.

The effect of such promotions on revenues in a particular period may be significant and extremely difficult to forecast.

     The following table sets forth certain financial data for the periods indicated as a percentage of total net revenues:

                                                  YEAR ENDED          NINE MONTHS ENDED
                                                 DECEMBER 31,           SEPTEMBER 30,
                                              ------------------      ------------------
                                               1995        1996        1996        1997
                                              ------      ------      ------      ------
        Net revenues:
          Software license fees............     98.4%       84.8%       87.2%       78.3%
          Advertising......................       --         7.2         5.1         6.9
          Service revenues.................      1.6         8.0         7.7        14.8
                                               -----       -----       -----       -----
                  Total net revenues.......    100.0       100.0       100.0       100.0
                                               -----       -----       -----       -----
        Cost of revenues:
          Software license fees............      1.6         9.6         5.7         9.3
          Advertising......................       --         2.0         2.2         2.6
          Service revenues.................      1.8         4.0         3.8         8.7
                                               -----       -----       -----       -----
                  Total cost of revenues...      3.4        15.6        11.7        20.6
                                               -----       -----       -----       -----
             Gross profit..................     96.6        84.4        88.3        79.4
        Operating expenses:
          Research and development.........     76.2        34.3        37.1        40.7
          Selling and marketing............     67.2        53.8        53.1        62.6
          General and administrative.......     41.2        24.9        28.0        19.7
                                               -----       -----       -----       -----
                  Total operating
                    expenses...............    184.6       113.0       118.2       123.0
                                               -----       -----       -----       -----
             Operating loss................    (88.0)      (28.6)      (29.9)      (43.6)
        Other income (expense):
          Interest income, net.............      5.2         2.1         2.3         5.4
          Other expense....................       --        (0.5)       (0.4)       (0.1)
                                               -----       -----       -----       -----
        Net other income...................      5.2         1.6         1.9         5.3
                                               -----       -----       -----       -----
        Net loss...........................    (82.8)%     (27.0)%     (28.0)%     (38.3)%
                                               =====       =====       =====       =====

RESULTS OF OPERATIONS -- NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

     REVENUES

     The Company generates revenues primarily from three sources: software license fees, advertising and services. Software license fees are recognized upon delivery, net of allowances for estimated returns, provided that no significant obligations of the Company remain and collection of the resulting receivable is deemed probable. Revenues from software license agreements with original equipment manufacturers ("OEMs") are recognized when the OEM delivers its product incorporating the Company's software to the end user. In the case of prepayments from an OEM, the Company generally recognizes revenues based on the actual products sold by the OEM. If the Company anticipates providing ongoing support to the OEM in the form of future upgrades, enhancements or other services over the term of the contract, revenue generally is recognized on the straight-line method over the term of the contract. The Company recognizes revenues from software license agreements with value-added resellers ("VARs"), provided the following conditions are met: the software product has been delivered to the VAR, the fee to the Company is fixed or determinable, and collectibility is probable. Advertising revenues are recognized over the period in which the advertisement is displayed on one of the Company's Web pages. The Company guarantees to certain advertising customers a minimum number of page impressions to be delivered to users of its Web sites for a particular period. To the extent minimum guaranteed page impression deliveries are not met, the Company defers recognition of the corresponding advertising revenues until guaranteed page impression delivery levels are achieved. Service revenues include payments under support and upgrade contracts, commissions from electronic sales of third-party products, and fees from consulting, content hosting and user conferences. Support and upgrade revenues are recognized ratably over the term of the contract, which typically is 12 months. Payments for support and upgrade contracts generally are made in advance and are nonrefundable. Other service revenues are recognized when the service is performed.

     Software License Fees. Software license fees were $7,213,000 and $17,550,000 for the nine months ended September 30, 1996 and 1997, respectively. The increase was due primarily to a greater volume of products sold as a result of growing market acceptance of the Company's server and player products, including the introduction of RealPlayer Plus in August 1996 and RealVideo in February 1997, successful product promotions and diversification of the Company's sales channels, including electronic distribution. Server product sales were $5,799,000 and $10,379,000 for the nine months ended September 30, 1996 and 1997, respectively. In June 1997, the Company entered into a $30,000,000 license agreement with Microsoft. The agreement requires the Company to provide Microsoft with engineering consultation services, certain error corrections and certain technical support over a defined term. The Company recognizes revenue from the agreement over the three-year term of the Company's ongoing obligations. Included in server product sales for the nine months ended September 30, 1997 was $2,417,000 related to the Microsoft license agreement. Player product sales were $1,414,000 and $7,171,000 over the same respective periods. The Company began selling products electronically from its Web site in August 1996. Electronic sales of both server and player products for the nine months ended September 30, 1996 and 1997 were $650,000 and $6,038,000, respectively, or 9% and 34%, respectively, of software license fees in the period. The Company has used price promotions to increase the trial, purchase and use of its software products. In February 1997, the Company reduced the prices of its server products. In July 1997, the Company made its Basic Server available for download free of charge.

     Advertising Revenues. Advertising revenues were $426,000 and $1,557,000 for the nine months ended September 30, 1996 and 1997, respectively. The Company began selling advertising space on its Web sites in March 1996. Increased revenues in 1997 were due in part to a full period of advertising sales and the Company's success in attracting a greater number of advertisers.

     Service Revenues. Service revenues were $635,000 and $3,310,000 for the nine months ended September 30, 1996 and 1997, respectively. Revenues from upgrade and support contracts were $630,000 and $2,453,000 for the nine months ended September 30, 1996 and 1997, respectively. This increase was primarily due to a greater installed base of the Company's products. Service revenues for the nine months ended September 30, 1997 also included fees of $498,000 related to the Company's first RealMedia conference.

     International Revenues. International revenues were 21% and 27% of total net revenues for the nine months ended September 30, 1996 and 1997, respectively. The increase in international revenues was due in part to the creation of the Company's three foreign subsidiaries. The Company incorporated its French and Japanese subsidiaries in November 1996 and its U.K. subsidiary in February 1997. Substantially all of the Company's international revenues were generated in Europe and Asia. The functional currency of the Company's foreign subsidiaries is the local currency in the country in which the subsidiary is incorporated. Operations of the Company's foreign subsidiaries are translated from local currency into U.S. dollars based on average monthly exchange rates. The Company currently does not hedge its foreign currency transactions and therefore is subject to the risk of changes in exchange rates. The Company expects that international revenues will continue to increase. The cost structures of both domestic and international revenues are substantially the same.

     COST OF REVENUES

     Cost of Software License Fees. Cost of software license fees includes cost of product media, duplication, manuals, packaging materials, amounts paid for licensed technology and fees paid to third-party vendors for order fulfillment. Cost of software license fees was $470,000 and $2,080,000 for the nine months ended September 30, 1996 and 1997, respectively, and 7% and 12%, respectively, of software license fees. The increase in absolute dollars was due primarily to higher sales volume. The increase in percentage terms was due to a shift in product mix toward lower-margin player products, a greater percentage of sales through indirect channels, and the utilization of a third-party order fulfillment agency.

     Cost of Advertising Revenues. Cost of advertising revenues includes personnel associated with content creation and bandwidth expenses related to the Company's Web sites. Cost of advertising revenues was $187,000 and $572,000 for the nine months ended September 30, 1996 and 1997, respectively, and 44% and 37%, respectively, of advertising revenues. The increase in absolute dollars was due primarily to increased head count associated with content creation and higher bandwidth expenses. The decrease in percentage terms was due to revenues growing at a faster rate than expenses.

     Cost of Service Revenues. Cost of service revenues includes the cost of in-house and contract personnel providing services, bandwidth expenses for hosting services and user conference expenses. Cost of service revenues was $312,000 and $1,957,000 for the nine months ended September 30, 1996 and 1997, respectively, and 49% and 59%, respectively, of service revenues. The increase in absolute dollars was primarily due to increased staff and other costs associated with providing these services to a greater number of customers, and, in March 1997, the Company incurred $1,000,000 of costs associated with its RealMedia conference. No such costs were incurred in the comparable period in 1996. Excluding the effects of the RealMedia conference, cost of service revenues was 49% and 34% of service revenues for the nine months ended September 30, 1996 and 1997, respectively. This decrease was attributable primarily to better utilization of service personnel associated with an increased customer base.

     Gross margins may be affected by the mix of distribution channels used by the Company, the mix of products sold, the mix of product revenues versus service revenues and the mix of international versus U.S. revenues. The Company typically realizes higher gross margins on direct channel sales relative to indirect channels and higher gross margins on software license fees relative to service revenues. If sales through indirect channels increase as a percentage of total net revenues, or if, as the Company anticipates, service revenues increase as a percentage of total net revenues, the Company's gross margins will be adversely affected.

     OPERATING EXPENSES

     Research and Development. Research and development expenses consist primarily of salaries and consulting fees to support product development and costs of technology acquired from third parties to incorporate into products currently under development. To date, all research and development costs have been expensed as incurred because technological feasibility of the Company's products is established upon completion of a working model. To date, costs incurred between completion of a working model and general release of products have been insignificant. The Company believes that continued investment in research and development is critical to attaining its strategic objectives and, as a result, expects research and development expenses to increase significantly. Research and development expenses were $3,073,000 and $9,130,000 for the nine months ended September 30, 1996 and 1997, respectively, and 37% and 41%, respectively, of total net revenues. The increase was due primarily to increases in internal development personnel, travel, and consulting expenses. In addition, during the nine months ended September 30, 1997, the Company expensed approximately $998,000 related to the cost of technology purchased from third parties. The Company expects to incur similar types of expenditures in future periods. Research and development expenses incurred for the nine months ended September 30, 1997 were primarily related to enhancements made to existing products and development of new technology and products.

     Selling and Marketing. Selling and marketing expenses consist primarily of salaries, commissions, consulting fees paid, trade show expenses, advertising and cost of marketing collateral. The Company intends to continue its aggressive branding and marketing campaign and therefore expects selling and marketing expenses to increase significantly. Selling and marketing expenses were $4,389,000 and $14,024,000 for the nine months ended September 30, 1996 and 1997, respectively, and 53% and 63%, respectively, of total net revenues. The increases were due in large part to growth in sales personnel, commissions and costs related to the continued development and implementation of the Company's branding and marketing campaigns. During the nine months ended September 30, 1997, the Company also incurred approximately $694,000 in marketing expenses related to the launch of RealVideo.

     General and Administrative. General and administrative expenses consist primarily of salaries and fees for professional services. The Company expects general and administrative expenses to increase as the Company expands its staff, incurs additional costs related to growth of its business, and becomes a publicly traded company. General and administrative expenses were $2,318,000 and $4,413,000 for the nine months ended September 30, 1996 and 1997, respectively, and 28% and 20%, respectively, of total net revenues. The increase in absolute dollars was primarily a result of increased personnel and facility expenses necessary to support the Company's growth. The decrease in percentage terms was a result of revenues growing at a faster rate than expenses.

     NET OTHER INCOME

     Net other income consists primarily of earnings on the Company's cash and cash equivalents and short-term investments. Net other income was $160,000 and $1,184,000 for the nine months ended September 30, 1996 and 1997, respectively. The increase was due primarily to interest income resulting from additional invested cash and cash equivalents and short-term investments.

     INCOME TAXES

     The Company had a net operating loss for each period from inception through December 31, 1996. As of September 30, 1997, the Company anticipates fully utilizing its net operating loss and other credit carryforwards by December 31, 1997 as a result of taxable income generated from a license agreement with Microsoft. For financial reporting purposes, those license fees are recognized over the three-year term of the Company's ongoing obligations. As a result, the Company has recognized deferred tax assets to the extent of its accrued income taxes. See Note 4 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS -- YEARS ENDED DECEMBER 31, 1995 AND 1996

     REVENUES

     Software License Fees. Software license fees were $1,782,000 and $11,876,000 for 1995 and 1996, respectively. The Company first began recognizing revenues from software license fees in July 1995. The increase in software license fees in 1996 was due primarily to a greater volume of products sold as a result of a full period of sales, growing market acceptance of the Company's products, the introduction of RealPlayer Plus in August 1996 and diversification of sales channels, including electronic distribution. All of the Company's software license fees in 1995 were from the sale of its server software. In 1996, server product sales were $8,188,000 and player product sales were $3,688,000.

     Advertising Revenues. Advertising revenues were $1,016,000 for 1996. The Company began selling advertising space on its Web sites in March 1996, and, as a result, no advertising revenues were generated in 1995.

     Service Revenues. Service revenues were $30,000 and $1,120,000 for 1995 and 1996, respectively. The increase in service revenues in 1996 was due primarily to additional support and upgrade contracts associated with a larger installed base of the Company's products. Consulting, content hosting and user conference revenues were not significant in either period.

     International Revenues. International revenues as a percentage of total net revenues were 17% and 22% for 1995 and 1996, respectively. Substantially all international revenues were generated in Europe and Asia.

     COST OF REVENUES

     Cost of Software License Fees. Cost of software license fees was $29,000 and $1,343,000 for 1995 and 1996, respectively, and 2% and 11%, respectively, of software license fees. The increase in absolute dollars was primarily due to higher sales volume. The increase in percentage terms was due to a shift in product mix toward lower-margin player products, a greater percentage of sales through indirect channels, and the utilization of a third-party order fulfillment agency.

     Cost of Advertising Revenues. Cost of advertising revenues was $288,000 for 1996, and was 28% of advertising revenues. Since the Company did not begin selling advertising until 1996, all content creation costs in 1995 were charged to research and development and selling and marketing expenses.

     Cost of Service Revenues. Cost of service revenues was $33,000 and $554,000 for 1995 and 1996, respectively, and was 110% and 49%, respectively, of service revenues. The increase in absolute dollars was due primarily to increased staff and other costs associated with providing these services to a greater number of customers. The decrease in percentage terms was due to better utilization of service personnel associated with an increased customer base.

     OPERATING EXPENSES

     Research and Development. Research and development expenses were $1,380,000 and $4,812,000 for 1995 and 1996, respectively, and 76% and 34%, respectively, of total net revenues. The increase in absolute dollars was attributable primarily to increased personnel and related costs associated with enhancement of existing products and development of new products. The decrease in percentage terms was a result of revenues growing at a faster rate than research and development expenses.

     Selling and Marketing. Selling and marketing expenses were $1,218,000 and $7,540,000 for 1995 and 1996, respectively, and 67% and 54%, respectively, of total net revenues. The increase in absolute dollars was due primarily to increased salaries, direct sales personnel, commissions, costs associated with international expansion and promotional expenses. The decrease in percentage terms was a result of revenues growing at a faster rate than selling and marketing expenses.

     General and Administrative. General and administrative expenses were $747,000 and $3,491,000 for 1995 and 1996, respectively, and 41% and 25%, respectively of total net revenues. The increase in absolute dollars was primarily a result of increased salaries and related expenses associated with the hiring of additional personnel and increased facilities expenses. The decrease in percentage terms was a result of revenues growing at a faster rate than general and administrative expenses.

     NET OTHER INCOME

     Net other income was $94,000 and $227,000 for 1995 and 1996, respectively. The increase was due primarily to interest income resulting from higher invested cash and cash equivalents and short-term investments.

     INCOME TAXES

     As of December 31, 1996, the Company had approximately $2,802,000 of net operating loss and other credit carryforwards for federal income tax purposes that will expire in 2010 and 2011 if not utilized. See Note 4 of Notes to Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly statement of operations data for the five quarters ended September 30, 1997. In the opinion of management, this information has been prepared substantially on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this Prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations. The quarterly data should be read in conjunction with the audited Consolidated Financial Statements of the Company and the Notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                QUARTER ENDED
                                           -------------------------------------------------------
                                           SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                             1996        1996       1997        1997       1997
                                           ---------   --------   ---------   --------   ---------
                                                               (IN THOUSANDS)
Total net revenues.......................   $ 4,030    $ 5,738     $ 6,356    $ 7,010     $ 9,051
Total cost of revenues...................       575      1,216       2,021      1,033       1,555
                                               ----     ------     -------    -------     -------
     Gross profit........................     3,455      4,522       4,335      5,977       7,496
Operating expenses:
 Research and development................     1,334      1,739       2,725      2,738       3,667
 Selling and marketing...................     2,125      3,151       4,350      4,811       4,863
 General and administrative..............       906      1,173       1,171      1,325       1,917
                                               ----     ------     -------    -------     -------
          Total operating expenses.......     4,365      6,063       8,246      8,874      10,447
                                               ----     ------     -------    -------     -------
     Operating loss......................      (910)    (1,541)     (3,911)    (2,897)     (2,951)
Net other income.........................        43         67         205        231         748
                                               ----     ------     -------    -------     -------
Net loss.................................   $  (867)   $(1,474)    $(3,706)   $(2,666)    $(2,203)
                                               ====     ======     =======    =======     =======

                                                                QUARTER ENDED
                                           -------------------------------------------------------
                                           SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                             1996        1996       1997        1997       1997
                                           ---------   --------   ---------   --------   ---------
                                                   (AS A PERCENTAGE OF TOTAL NET REVENUES)
Total net revenues.......................  100.0 %     100.0 %    100.0 %     100.0 %      100.0%
Total cost of revenues...................     14.3        21.2       31.8        14.7       17.2
                                             -----       -----      -----       -----      -----
     Gross profit........................     85.7        78.8       68.2        85.3       82.8
Operating expenses:
  Research and development...............     33.1        30.3       42.9        39.1       40.5
  Selling and marketing..................     52.7        54.9       68.4        68.6       53.7
  General and administrative.............     22.5        20.5       18.4        18.9       21.2
                                             -----       -----      -----       -----      -----
          Total operating expenses.......    108.3       105.7      129.7       126.6      115.4
                                             -----       -----      -----       -----      -----
     Operating loss......................    (22.6)      (26.9)     (61.5)      (41.3)     (32.6)
Net other income.........................      1.1         1.2        3.2         3.3        8.3
                                             -----       -----      -----       -----      -----
Net loss.................................    (21.5)%     (25.7)%    (58.3)%     (38.0)%    (24.3)%
                                             =====       =====      =====       =====      =====

     The Company's total net revenues have increased in all quarters presented as a result of increasing market acceptance of the Company's products, diversification of the Company's sales channels, including electronic distribution, expansion of the Company's direct sales efforts and continued increases in its installed customer base. In the third quarter of 1996, the Company released RealPlayer Plus. During the first quarter of 1997, the Company released a "beta" version of RealVideo and began recognizing revenues on the commercial release of RealVideo in the second quarter of 1997. In the third quarter of 1997, the Company recognized $2,417,000 related to a license agreement with Microsoft. The Company recognizes revenues from the agreement over the three-year term of the Company's ongoing obligations. The increases in total cost of revenues as a percentage of total net revenues in the third and fourth quarters of 1996 were due to a shift in product mix toward RealPlayer Plus products, a greater percentage of sales through indirect channels and the utilization of a third-party order fulfillment agency. In the first quarter of 1997, the Company held its first RealMedia conference and recognized revenues and cost of revenues of $498,000 and $1,000,000, respectively, which increased total cost of revenues as a percentage of total net revenues.

     Operating expenses increased in each quarter, reflecting increased spending on developing, selling, marketing and supporting the Company's products, as well as building the Company's market presence. Research and development expenses have increased as a result of continued enhancements to existing products and development of new products. Selling and marketing expenses increased as a result of increased sales personnel and commissions. In the first and second quarters of 1997, the Company increased marketing activities associated with the release of RealVideo. The trend of increasing general and administrative expenses is due primarily to additional personnel and facilities costs. In the third quarter of 1997, general and administrative expenses increased due in part to costs incurred in responding to the Department of Justice subpoena.

FACTORS AFFECTING OPERATING RESULTS

     As a result of the Company's limited operating history and the emerging nature of the markets in which it competes, the Company is unable to forecast accurately its revenues. The Company's expense levels are based in part on its expectations with regard to future revenues. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, any significant shortfall in demand for the Company's products and services relative to the Company's expectations would have an immediate material adverse effect on the Company's business, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time implement pricing, service or marketing changes that could have a material adverse effect on its business, financial condition and results of operations. See "Risk
Factors -- Unpredictability of Future Revenues; Potential Fluctuation in Quarterly Operating Results," "-- Competition; Relationship With Microsoft" and "Business -- Competition."

     The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control, including (i) demand for the Company's products and services, (ii) introduction or enhancement of products and services by the Company and its competitors, (iii) market acceptance of new products and services of the Company and its competitors, (iv) price reductions by the Company or its competitors or changes in how products and services are priced (such as the Company's recent decision to offer for download free of charge a version of its Basic Server, which previously sold for $295 to $995), (v) the mix of products and services sold by the Company and its competitors, (vi) the mix of distribution channels through which the Company's products are licensed and sold, (vii) the mix of international and U.S. revenues, (viii) costs of litigation and intellectual property protection, (ix) growth in the use of the Internet, (x) the Company's ability to attract, train and retain qualified personnel, (xi) the amount and timing of operating costs and capital expenditures related to expansion of the Company's business, operations and infrastructure, (xii) technical difficulties with respect to the use of the Company's products, (xiii) governmental regulations and (xiv) general economic conditions and economic conditions specifically related to the Internet. It often is difficult to forecast the effect such factors, or any combination thereof, would have on the Company's results of operations for any given fiscal quarter. The Company has used, and expects to continue to use, price promotions to increase trial, purchase and use of its products, as well as to increase the overall recognition of its brands. The effect of such promotions on revenues in a particular period may be significant and extremely difficult to forecast. Based on the foregoing, the Company believes that its quarterly revenues, expenses and operating results could vary significantly in the future, and that period-to-period comparisons should not be relied upon as indications of future performance.

     Historically, the Company has received a significant portion of its revenues from a limited number of sales and license agreements. The Company believes that a customer's decision to purchase its server products or license its technology is relatively discretionary and, for large-scale users, generally involves a significant commitment of capital resources. Therefore, any downturn in the economy or in the business of potential customers could have a material adverse effect on the Company's revenues and quarterly results of operations.

     The Company generally distributes its software products in "beta" form to the public prior to finalizing product features, functionality and operability. This may cause certain customers to delay purchasing decisions until commercial versions of the products are available, which could have a material adverse effect on the Company's revenues and quarterly results of operations.

     The Company derives a significant portion of its revenues from the sale of technical support services and software upgrades to its installed customer base. There can be no assurance that a sufficient number of the Company's customers will continue to enter into support and upgrade contracts or will renew existing support and upgrade contracts, or that revenues therefrom will continue to be significant. The loss of a material portion of such revenues would likely have a material adverse effect on the Company's business, financial condition and results of operations.

     Management has observed that revenues from advertising sales have tended to be higher in the second and fourth quarters, and retail sales have tended to be highest in the fourth quarter. The Company typically operates with no backlog. As a result, quarterly sales and operating results depend primarily on the volume and timing of orders received in the quarter, both of which are difficult to forecast. The Company typically recognizes a substantial portion of its revenues in the last month of each quarter.

     Due to the foregoing factors, it is likely that in some future quarters the Company's operating results will fall below the expectations of securities analysts and investors, which would likely have a material adverse affect on the trading price of the Common Stock.

DONATION OF NET INCOME TO CHARITY

     The Company's philosophy includes a commitment to charitable responsibility. If sustained profitability is achieved, the Company intends to donate approximately 5% of its annual net income to charitable organizations. The Company's net income will be reduced by the amount of any such charitable donations. See "Business -- Position on Charitable Responsibility."

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has financed its operations primarily through private sales of preferred stock and common stock and contributions of capital by the Company's founder. Net proceeds from these sales and contributions totaled $55,480,000.

     Net cash used in operating activities was $1,240,000 and $635,000 in 1995 and 1996, respectively. Cash used in operating activities in 1995 was due primarily to a net loss of $1,501,000. For 1996, cash used in operating activities resulted primarily from a net loss of $3,789,000 and an increase of $2,608,000 in trade accounts receivable, largely offset by increases of $2,267,000 in deferred revenue, $2,220,000 in accounts payable and $822,000 in other accrued expenses. Net cash provided by operating activities was $21,870,000 for the nine months ended September 30, 1997. This was primarily attributable to a net loss of $8,575,000, an increase of $1,079,000 in trade accounts receivable, and an increase of $29,406,000 in deferred revenue related primarily to the Microsoft license agreement. See "Recent Developments."

     Net cash used in investing activities of $3,660,000, $4,837,000, and $22,785,000 for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997, respectively, was primarily related to purchases of property and equipment and increases in short-term investments.

     Cash provided by financing activities of $8,029,000 in 1995 consisted primarily of $7,405,000 in net proceeds from the issuance of Series B and C Preferred Stock and a capital contribution by the founder of $372,000. Cash provided by financing activities of $17,091,000 in 1996 was primarily from net proceeds of $17,047,000 from the issuance of Series D Preferred Stock. Cash flows provided by financing activities of $30,980,000 for the nine months ended September 30, 1997 were primarily from net proceeds of $29,869,000 from the issuance of Series E Preferred Stock and $991,000 of proceeds from the issuance of a note payable. In connection with the Series E Preferred Stock financing, the Company issued a warrant to purchase up to 3,709,305 shares of Series E Preferred Stock at an exercise price of $13.48 per share.

     As of September 30, 1997, the Company had $44,751,000 of cash and cash equivalents and $22,897,000 in short-term investments. As of September 30, 1997, the Company's principal commitments consisted of obligations outstanding under operating leases and a $959,000 note payable. The note is denominated in Japanese yen and bears interest at a rate not to exceed the Japanese Short Term Prime Rate (1.63% at September 30, 1997). Interest on the note is payable monthly, and the principal is due in May 2000. The terms of the note contain no restrictions or covenants. The note is secured by the Company's shares in its Japanese joint venture. See "Certain Transactions -- Japanese Joint Venture." Although the Company has no material commitments for capital expenditures, management anticipates a substantial increase in its capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel.

     The Company conducts its operations using primarily three currencies: the United States dollar, the Japanese yen, and the British pound. Historically, neither fluctuations in foreign exchange rates nor changes in foreign economic conditions has had a significant impact on the Company's financial condition or results of operations. As a result, the Company currently does not hedge its foreign currency transactions and is therefore subject to the risk of exchange rates. The Company monitors its foreign exchange exposure and in the future may choose to hedge foreign currency transactions, enter into currency contracts, or take other such actions as deemed necessary to mitigate exchange rate risks. The Company is unaware of any existing foreign government policies that would significantly impact the Company's operations.

     In August 1997, the Department of Justice commenced an investigation into horizontal merger activities within the streaming media industry. The Department of Justice served several companies, including the Company and Microsoft, with subpoenas to produce certain documents. As a result of the investigation, it is possible that the Department of Justice will require certain actions by the Company, Microsoft or other companies in the streaming media industry that could have a material adverse effect on the Company's business, financial condition and results of operations. The Department of Justice could decide to take actions that could materially and adversely affect the Company's current relationship with Microsoft or other companies, affect Microsoft's obligations with respect to the distribution of the Company's products, result in certain penalties, require the Company to refund all or a portion of the license fee paid by Microsoft to the Company, require Microsoft to limit or divest certain of its acquisitions or investments in the streaming media industry, including its investment in the Company, and, if Microsoft were forced to rescind its agreement with the Company, place the Company at a significant competitive disadvantage within the industry. There can be no assurance that any such outcome would not have an immediate material adverse effect on the Company's business, financial condition and results of operations. See "Risk
Factors -- Department of Justice Subpoena."

     Since its inception, the Company has significantly increased its operating expenses. The Company currently anticipates that it will continue to experience significant growth in its operating expenses for the foreseeable future and that its operating expenses will be a material use of the Company's cash resources. The Company believes that the net proceeds from the offering, together with its current cash, cash equivalents and short-term investments, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

RECENT DEVELOPMENTS

     In June 1997, the Company entered into the license agreement with Microsoft. The terms of the agreement provide that a $30,000,000 software license fee will be paid to the Company in two installments. The first installment of $20,000,000 was due within 30 days of the signing of the software license agreement, and the remaining $10,000,000 is due within 30 days of the earlier of (i) the

Company's completion of six "man months" of consulting services and (ii) six months after delivery of the specified source code to Microsoft. In July 1997, the Company believes it delivered the Standard Code and subsequently received from Microsoft a payment of $30,000,000 representing Microsoft's payment of both installments under the agreement although payment of the second installment of $10,000,000 was not due at that time. In October 1997, Microsoft requested that the Company return the $10,000,000 installment that Microsoft had paid prior to its due date. Although not legally required to do so, the Company refunded the $10,000,000 to Microsoft. The Company expects Microsoft to make this second installment payment in accordance with the terms of the agreement.

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share ("Statement 128"). Statement 128 establishes standards for the computation, presentation and disclosure of earnings per share ("EPS"), replacing the presentation of the currently required Primary EPS with a presentation of Basic EPS. It also requires dual presentation of Basic EPS and Diluted EPS on the face of the income statement for entities with complex capital structures. Basic EPS is based on the weighted average number of common shares outstanding during the period. Diluted EPS is based on the potential dilution that would occur on exercise or conversion of securities into common stock using the treasury stock method. Statement 128 is effective for financial statements for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. When adopted, the Company will be required to restate its EPS data for all prior periods presented. The Company does not expect the impact of the adoption of Statement 128 to be material to its reported EPS amounts.

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income ("Statement 130"). Statement 130 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Statement 130, which is effective for fiscal years beginning after December 15, 1997, requires reclassification of financial statements for earlier periods to be provided for comparative purposes. The Company anticipates that implementing the provisions of Statement 130 will not have a significant impact on the Company's existing disclosures. The Company has not determined the manner in which it will present the information required by Statement 130.

     In June 1997, the FASB issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information("Statement 131"). Statement 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Statement 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. The Company anticipates that implementing the provisions of Statement 131 will not have a significant impact on the Company's existing disclosures. The Company has not determined the manner in which it will present the information required by Statement 131.

                                    BUSINESS

THE COMPANY

     RealNetworks is a leading provider of branded software products and services that enable the delivery of streaming media content over the Internet and intranets. The Company's products and services include its RealSystem, a streaming media solution that includes RealAudio and RealVideo technology, an electronic commerce Web site designed to promote the proliferation of streaming media products and a network of advertising-supported content aggregation Web sites. As the Web continues to evolve as a mass communications medium, the Company believes that certain types of content currently delivered through traditional media, such as radio and television, increasingly will be delivered over the Internet. The Company believes that streaming media technology is essential to this evolution because it enables a more compelling user experience, allowing the Internet to compete more effectively with traditional media for audience share.

     From its inception, the Company has strategically chosen to offer its RealPlayer software to individual users free of charge to promote the widespread adoption of its client software and to speed the acceptance of Internet multimedia. The Company believes that more than 28 million copies of its RealPlayer software have been downloaded electronically. Over 200,000 copies of its premium client product, RealPlayer Plus, have been sold electronically in the product's first year of distribution. In addition, the Company believes that more than 100,000 hours per week of live audio and video content are broadcast over the Web using RealAudio and RealVideo technology, and that more than 150,000 Web pages use the Company's software. The Company's customers, including ABC Radio Net, Bloomberg L.P., The Boeing Company, Dow Jones & Company, Inc. ("Dow Jones"), NBC Desktop, The News Corporation Limited ("News Corp."), Starwave Corporation ("Starwave") and 3Com Corporation ("3Com"), use its software products and services to deliver a broad range of streaming audio and video news, sports, entertainment and corporate information over the Internet and intranets.

INDUSTRY BACKGROUND

     The Internet has grown rapidly in recent years, driven by the development of the Web and graphically intuitive Web browsers, the proliferation of multimedia PCs, increasingly robust network architectures and the emergence of compelling Web-based content and commerce applications. The broad acceptance of the standard Internet Protocol ("IP") has also led to the emergence of intranets and the development of a wide range of non-PC devices that allow users to access the Internet and intranets. International Data Corporation ("IDC") estimates that the number of Web users worldwide will continue to grow rapidly from 28 million in 1996 to 175 million in 2001. In addition, users are spending an increasing amount of time on the Web. A recent study by the Georgia Institute of Technology indicates that 51% of total Internet users access the Internet for 10 or more hours per week as of April 1997, compared with 29% as of April 1995.

     The development of the Web has contributed to the transition of the Internet from a text and e-mail-focused data-sharing network to a richer environment, capable of delivering graphical and interactive content. The Web has a number of features unavailable in traditional media and commerce channels that attract online users, content providers, advertisers and merchants. The relatively low barriers to publishing content on the Web have led to an explosion of Web-based content and the development of a large and diverse group of Web-based communication channels. As an interactive, searchable, user-controlled medium, the Web provides a highly engaging user experience and allows users to access this broad range of online content on demand and at their convenience. The narrow-casting capabilities of the Web enable content providers and advertisers to establish customized, personalized interactions with consumers.

     The development of streaming media technology has further enhanced the graphical capabilities of the Internet and intranets. Streaming technology enables the transmission and playback of continuous "streams" of multimedia content, such as audio and video, over the Internet and intranets, and represents a significant advancement over earlier technologies. Prior to the advent of streaming technology, users could not initiate the playback of audio or video clips until such content was downloaded in its entirety, resulting in significant waiting times. As a result, live broadcasts of audio and video content over the Internet or intranets were not possible.

MARKET OPPORTUNITY

     The Company believes that the emergence of rich multimedia capabilities, such as streaming audio and video, has significantly enhanced the effectiveness of the Web as a global mass communications medium and has accelerated the adoption of corporate intranets as a means to improve communications within enterprises. Many businesses and content providers now offer interactive audio, video and other multimedia content as a means of enriching and differentiating their Web sites. The Company believes that more than 100,000 hours per week of live audio and video content are broadcast over the Web using RealAudio and RealVideo technology, with a substantially greater amount of recorded media available on demand.

     These enhanced multimedia capabilities, combined with the unique interactive properties of the Internet, are attracting a large and expanding audience, a growing number of advertisers and an increasing breadth and depth of content and online commercial applications. The market for Web advertising revenues is expected to grow from $180 million in 1996 to $2.9 billion in 2000, according to IDC. Overall usage growth, together with the Internet's unique interactive properties, has also led to a rapidly evolving online commerce opportunity. IDC estimates that worldwide revenues generated by Web-based commerce will grow from $2.6 billion in 1996 to $223 billion in 2001. As a result of the growth in business opportunities on the Internet, the market for software solutions that focus on the Internet and intranets is also growing rapidly. IDC estimates that Internet-focused software revenues will grow from $359 million in 1995 to $4.3 billion in 2000.

     As the Web continues to evolve as a mass communications medium, the Company believes that certain types of content currently delivered through traditional media, such as radio and television, increasingly will be delivered over the Internet. The Company believes that streaming media technology is essential to this evolution because it provides a more compelling user experience, allowing the Internet to compete more effectively with traditional media for audience share.

     The Company believes that to successfully capitalize on this opportunity, streaming media providers must address the following challenges:

     DELIVER COMPELLING STREAMING MEDIA CONTENT IN BANDWIDTH CONSTRAINED ENVIRONMENTS. The Internet was designed to transmit discrete packets of data and is not inherently well suited to the delivery of continuous streams of multimedia data without additional software. In addition, bandwidth is limited in Internet and intranet environments, posing significant technological challenges for delivery of high-quality streaming audio and video content.

     ENABLE BROAD-BASED ACCESS TO STREAMING MEDIA TECHNOLOGY. Online content providers, advertisers and merchants must make a significant investment to create and deliver streaming media content and need to reach a sufficiently large audience to generate an adequate return on such investment. As a result, content providers must consider the popularity and quality of a particular streaming media solution before committing resources to delivering content using that solution.

     DRIVE CONSUMER USAGE. The Company believes that consumer interest in streaming media content is driven in large part by the ability to locate and experience such content easily. As a result, the Company believes that the development of well-marketed, compelling Web sites that aggregate streaming media content is central to the continued growth of multimedia content on the Web.

     The Company believes that a substantial opportunity exists to provide software solutions and content aggregation and delivery services that address these challenges and support the development of large and growing advertising and electronic commerce markets on the Web.

THE REALNETWORKS SOLUTION

     RealNetworks enables and promotes the transmission of real-time streaming media content over the Internet and intranets. The Company provides branded streaming media software products and services, including its RealSystem, a streaming media solution that includes RealAudio and RealVideo technology, an electronic commerce Web site designed to promote the proliferation of streaming media products and a network of advertising-supported content aggregation Web sites. Each of the Company's products and services has been designed to address the technological and market development challenges that confront streaming media content providers.

     STREAMING MEDIA TECHNOLOGY. RealNetworks has been a pioneer in the development of streaming media technology and continues to offer leading streaming media software solutions. The Company's products use advanced compression and error-correction technologies to deliver acceptable performance even in bandwidth-constrained environments. The Company has won numerous awards for its technology, including PC Magazine Editor's Choice award for streaming video in October 1997. The Company's recent "beta" release of its RealSystem Version 5.0 offers software products with streaming animation capabilities and improved audio and video quality, including full-screen video at higher bandwidths. RealSystem Version 5.0 also enables incorporation of seamless in-stream advertising into existing broadcasts or on-demand clips. The Company believes in-stream advertising offers increased revenue opportunities for its RealSystem Server customers. In addition, RealSystem Version 5.0 enables password-protected access to content, allowing content providers to incorporate subscription-based or "pay-per-view" streaming media content access over the Internet. The Company's software runs on a broad range of operating systems and hardware platforms, enabling content providers to reach a broad audience and enterprises to deliver intranet content in heterogeneous computing environments.

     REALPLAYER UBIQUITY AND BRAND STRENGTH. From its inception, the Company has strategically chosen to offer its RealPlayer software to individual users free of charge to promote the widespread adoption of its client software and speed the acceptance of Internet multimedia. The Company believes that more than 28 million copies of its RealPlayer software have been downloaded electronically and that more than 150,000 Web pages use the Company's software. In addition, over 1,200 third-party developers have joined the Company's Real Developer Program. To continue the broad market adoption of its server products, the Company now offers its Basic Server free of charge. As a result of these activities and the Company's aggressive promotional programs, the Company believes that the "Real" brand has become one of the most widely recognized brands on the Internet.

     ELECTRONIC COMMERCE DISTRIBUTION CHANNEL. The Company has pursued an electronic commerce distribution strategy designed to further accelerate product adoption and drive upgrade and cross-selling opportunities among its existing installed user base. The Company's online distribution efforts have resulted in electronic sales of over 200,000 copies of the Company's RealPlayer Plus in its first year of distribution and the collection of a database of information that includes over 7 million names. Recently, the Company opened its RealStore Web site, an online store for the sale of the Company's products, third-party streaming media tools and utilities, and intranet-based training products. The Company believes that it will be able to continue to facilitate the adoption and growth of streaming media content by providing a concentrated marketplace and a low-cost distribution mechanism for emerging streaming media tools and their developers.

     STREAMING MEDIA CONTENT AND AGGREGATION. The Company's advertising-supported Web sites, including Timecast, LiveConcerts.com and Film.com, aggregate, organize and provide streaming media programming in order to build consumer awareness and Web site traffic for streaming media content. According to I/Pro, Inc., the Company's network of Web sites attracted an average of 380,000 visitors and generated over 2 million page impressions per day. The Company's Daily Briefing and Destination Button services provide one-click access to a range of third-party programming. In addition to generating advertising revenues, the Company believes these sites and services stimulate demand for and creation of streaming media content using the Company's RealSystem.

STRATEGY

     The Company's objective is to be the leading streaming media company, providing software and services that enable the delivery of a broad range of multimedia content over the Internet and intranets, thereby facilitating the evolution of the Internet into a mass communications and commerce medium. To achieve this objective, the Company's strategy includes the following key elements:

     EXTEND TECHNOLOGY LEADERSHIP. The Company has established a reputation as a leader in streaming media technology and intends to continue to maintain its reputation for quality and innovation by expanding the features and breadth of its audio and video product offerings. The Company recently introduced streaming animation, in-stream advertising and password-protected access to content as part of the "beta" release of its RealSystem Version 5.0. The Company believes that the fundamental architecture of its products also can be expanded to support synchronized streaming of a wide variety of other time-based data types, such as MIDI, images and multimedia presentations. As part of its strategy, the Company has devoted and will continue to commit significant resources to the development of technologies that increase the scaleability of streaming media solutions.

     MAXIMIZE MARKET PENETRATION AND BRAND NAME RECOGNITION. The Company believes that it is a recognized leader in the streaming media technology and that its "Real" brand is one of the most widely recognized brand names on the Internet. Since its inception, the Company has sought to achieve rapid and broad adoption of its technologies and strong brand recognition. This strategy has been pursued through various means, such as offering the Company's RealPlayer to individual users free of charge over the Internet, bundling the Company's products with those of other major vendors and using multiple distribution channels, including both direct sales and indirect OEM and retail relationships. The Company recently has intensified its efforts to proliferate its streaming technology by offering its Basic Server free of charge and entering into a licensing and distribution agreement with Microsoft. The Company also intends to continue to promote the adoption of industry standards that are either based on or compatible with its technologies. For example, the Company is one of the principal co-authors of RTSP, a proposed industry standard for the control and delivery of streaming media.

     LEVERAGE MARKET POSITION TO EXPAND BUSINESS MODEL. Management believes that the Company's technology leadership, market position and brand name are significant assets that the Company can leverage to maintain and increase its market share and diversify its revenue base. The Company intends to leverage these assets as follows:

     - GROW STREAMING MEDIA SOFTWARE BUSINESS. The Company intends to capitalize on the growth in demand for streaming media software by continuing to develop, market and support industry-leading products and services. The Company also plans to strengthen its marketing, sales and customer support efforts as the size of its market opportunity and customer base increases.

     - EXPAND INTERNET COMMERCE BUSINESS. The Company's Web sites provide product information and fulfillment resources for streaming media content users and developers. The Company recently opened its RealStore Web site, an online store for the sale of the Company's products, third-party streaming media tools and utilities, and intranet-based training products. The Company believes that it will be able to continue to facilitate the adoption and growth of streaming media content by providing a concentrated marketplace and a low-cost distribution mechanism for emerging streaming media tools and their developers.

     - OFFER LEADING CONTENT AGGREGATION SITES FOR STREAMING MEDIA. The Company has developed a network of Web sites that aggregate links to third-party streaming media programming. The Company plans to continue building Web site traffic with these activities to increase Web site advertising revenues, increase visibility and sales of the Company's products, promote the use of streaming media content on the Internet or intranets and promote the Company's Internet commerce platform.

     DEVELOP AND MARKET STREAMING MEDIA SOLUTIONS FOR A VARIETY OF PLATFORMS AND BANDWIDTHS. The Company's rapid growth is attributable in part to the wide acceptance of the streaming media solutions it has developed for PCs networked in low-bandwidth environments. However, significant efforts are underway to make the Internet available on a wider range of platforms, including non-PC Internet appliances, and over higher-speed connections, including cable modems. Accordingly, the Company seeks to design its solutions to add value in a range of bandwidth environments and to be flexible enough to port easily to new platforms. As a result, management believes that the Company is positioned to capitalize on possibly significant platform and bandwidth changes.

     STRENGTHEN STRATEGIC RELATIONSHIPS. The Company has established strategic relationships with a variety of industry participants, including software and hardware vendors, entertainment companies, content publishers and broadcast media companies. The Company's relationship with Microsoft enables wider distribution of the Company's products and promotes interoperability among numerous streaming media technologies. In addition to its relationship with Microsoft, the Company has formed strategic distribution relationships with several other companies, including Starlight Networks Incorporated and Macromedia, has formed a joint venture in Japan with NTT PC Communications, Inc. ("NTT"), Kokusai Denshin Denwa Co., Ltd. ("KDD") and Trans Cosmos, Inc. ("Trans Cosmos") and has entered into a pilot program with MCI Communications Corporation ("MCI") to distribute the RealNetwork broadcast service. The Company pursues strategic relationships for a variety of purposes, such as maximizing rapid penetration, validation and adoption of its technologies; aiding the development of compelling content to build consumer demand for streaming media over the Internet; and expanding the range of commercial activities based on its technology and brand name. The Company has also collaborated with other industry leaders for the purpose of developing software protocols for proposed adoption as industry standards. Although the Company has not engaged in significant joint technology development relationships to date, it anticipates that it may form third-party development relationships in the future as it seeks to expand the fundamental architecture of its technology and influence the direction of technological developments in the industry.

PRODUCTS AND SERVICES

     The Company develops and markets software products and services that enable the delivery of streaming audio and video content over the Internet and intranets. The Company also conducts electronic commerce and sells advertising through its Web sites, provides audio and video broadcast services to third parties, and provides various other services designed to promote widespread usage of the Company's technology.

     MEDIA SYSTEM

     The Company's streaming media system allows content providers to encode content such as audio, video or other multimedia programming into discrete data packets that can be broadcast to large numbers of simultaneous users.

     BASIC SERVER. The Company offers a Basic Server free of charge from its Web sites. This product enables content providers to stream both audio and video to as many as 60 simultaneous users.

     BASIC SERVER PLUS. The Basic Server Plus is an enhanced server that can be downloaded from the Company's Web sites for $695. In addition to the Basic Server functions, Basic Server Plus supports streaming animation and enhanced administration capabilities and includes RealPublisher, technical support and upgrades.

     REALSERVER INTERNET SOLUTION. The Internet Solution is designed for use by commercial Web sites, including media content providers that distribute audio, video or animation content over the Internet to a broad base of consumers. The Internet Solution includes the RealServer, which offers the Basic Server Plus functions as well as advanced administrative features, the ability to reach a larger audience and in-stream advertising insertion and rotation. The Internet Solution also includes the RealPublisher and the RealEncoder. Internet Solution licenses start at $4,995 and are priced based on the number of streams licensed.

     REALSERVER INTRANET SOLUTION. The Intranet Solution is a RealServer designed specifically for use in intranet applications. The Intranet Solution includes the RealPublisher, the RealEncoder and a site license for the RealPlayer. A 10-user Intranet Solution is available free of charge from the Company's Web sites. Larger system licenses start at $6,995 and are priced according to the number of licensed users.

     COMMERCE SOLUTION. The Commerce Solution is an integrated system that can be used with the Internet or Intranet Solution to provide secure, selective access to streaming media content. The Commerce Solution is comprised of the Commerce RealServer, which includes all the functions of the RealServer as well as user and workstation authentication, encrypted challenge/response systems and broad database and Web-based commerce systems compatibility. Commerce Solution licenses are priced based on the number of streams licensed.

     REALPUBLISHER. The RealPublisher is a software tool that enables users to create and publish RealAudio and RealVideo content-enabled Web pages without having to program in HTML. The RealPublisher can be downloaded from the Company's Web sites for $49.99.

     REALENCODERS. The Company's RealEncoders enable content providers to compress live or recorded audio and video programming into the Company's file format. This highly compressed file format increases the efficiency of limited-bandwidth transmissions and is readable by the Company's players. The RealEncoder can be downloaded free of charge from the Company's Web site.

     REALNETWORK BROADCAST SERVICE. The Company operates the RealNetwork broadcast service, which uses the Company's splitter technology to broadcast content to thousands of simultaneous users through IP multicasting or traditional unicasting. In August 1997, the Company and MCI commenced a pilot program in which the Company's technology will be incorporated into MCI's Internet backbone. The RealNetwork broadcast service enables broadcasters to reach up to 50,000 users simultaneously by combining MCI's nationwide network of datalines and computer centers with the Company's streaming media and splitter technologies. Current content providers using the RealNetwork broadcast service include ABC News, Inc., Atlantic Recording Corporation, ESPN, Inc., and Major League Baseball teams, including the Los Angeles Dodgers and the Seattle Mariners. The Company often uses the RealNetwork broadcast service to host its own content. In select cases, the Company has and will continue to enter into relationships with content providers in which the providers' content is hosted on the RealNetwork broadcast service at the Company's expense in exchange for a share of the advertising or other revenue generated.

     In May 1997, the Company entered into a joint venture with NTT, KDD and Trans Cosmos in Japan to establish J-Stream Co. Inc. ("J-Stream"), which, like the Company's RealNetwork broadcast service, streams audio and video content to users through IP multicasting or traditional unicasting. The Company supplies its RealAudio and RealVideo system and technical support for the operation of the J-Stream broadcast network. The Company holds a 24% interest in J-Stream. See "Certain Transactions -- Japanese Joint Venture."

     CONSULTING. The Company provides a range of consulting services that principally relate to the creation and maintenance of streaming media networks based on the Company's technology. Commonly provided services include sound editing, video production assistance and network design.

     CONSUMER PRODUCTS AND ELECTRONIC COMMERCE

     The Company's player enables a user to listen to or view content from Web sites that use the Company's server products. The player decompresses and decodes audio, video or animation packets transmitted by the server, reassembles them in the correct order, identifies and requests retransmission of any missing data packets, and then plays back the reassembled audio, video or animation content for the user in real-time. The players can be easily installed and used by nontechnical computer users, even using dial-up modems over standard voice-grade telephone lines.

     REALPLAYER. RealPlayer, the Company's standard player, can be downloaded free of charge from the Company's Web site and currently is distributed by a number of third parties in combination with their own products. RealPlayer offers basic functions such as play, stop, fast-forward, rewind and volume adjustment, as well as the ability to program six Destination Buttons, which provide one-click access to preprogrammed audio, video or animation content.

     REALPLAYER PLUS. The RealPlayer Plus is an enhanced player that can be downloaded from the Company's Web site or purchased in a retail store for a suggested price of $29.99. RealPlayer Plus not only offers basic RealPlayer functions, but also features a scan function and 40 programmable buttons that allow users to preset favorite content. Customers who purchase a RealPlayer Plus also have access to special content available only to RealPlayer Plus users.

     ELECTRONIC COMMERCE AND REALSTORE. Since August 1996, the Company has sold its products electronically. On September 8, 1997, it opened its RealStore Web site, an online store for the sale of the Company's products, third-party streaming media tools and utilities, and intranet-based training products. Through this distribution channel, the Company is able to offer a broad selection of products with little inventory risk or merchandising expense.

     MEDIA PUBLISHING PRODUCTS AND SERVICES

     The Company's network of Web sites aggregates, organizes and provides streaming media programming through a variety of navigational and theme-oriented content sites. These sites derive revenues from the sale of advertising to third parties such as General Motors Corporation, International Business Machines Corporation, AT&T Corp. and Microsoft. The Company has been instrumental in pioneering new forms of Internet advertising, including in-stream advertising, in which streamed audio and video advertisements are inserted into selected programming.

     In addition to its main Web site, the Company's network of Web sites includes:

          Timecast, a guide to RealAudio and RealVideo content that offers programming information from and links to over 2,500 Web sites, including over 500 radio and television stations;

          LiveConcerts.com, which, in cooperation with House of Blues, offers live streamed music concerts using the Company's products as well as access to services, including up-to-date concert schedules;

          Film.com, which the Company began hosting in September 1997, provides in-depth information about, and streaming media clips of, movies, including reviews and previews; and

          Daily Briefing, which allows customers to design their own custom streaming media newscasts from over 35 short programs in the areas of news, sports, entertainment, weather and business/technology, and to receive the custom newscasts daily. Daily Briefing providers include NBC News, The Weather Channel, CBS/SportsLine and Warner Bros. Inc.

TECHNOLOGY

     The Company's client/server software system is designed to optimize the delivery of streaming media over the Internet, intranets or any IP-based network. The system is based on open industry standards and works with a broad range of operating systems, hardware platforms and media types.

     CODECS

     The Company's system uses multiple compression/decompression algorithms (or "codecs") to translate time-based data-intensive content such as audio, video or animation data into discrete data packets and then broadcast (or "stream") the packets to the client (or "player"). The player then reassembles the packets in the correct order and plays back the streaming media content in real time. The compression process enables the data to be streamed to the player even in very low bandwidth (14.4 kbps) or congested network environments by reducing the amount of data to be streamed.

     TRANSMISSION TECHNOLOGY AND PROTOCOLS

     Neither of the two basic Internet transport protocols, User Datagram Protocol ("UDP") and Transport Control Protocol ("TCP"), was originally designed to handle the transmission of real-time content. UDP is able to transmit data packets efficiently and without delays, but is not generally robust enough to ensure delivery of all data packets. TCP generates robust and reliable transmissions, but is not designed for efficient and continuous real-time delivery of content. Higher level Internet protocols, such as File Transfer Protocol ("FTP") and Hypertext Transfer Protocol ("HTTP"), were designed originally for one-way continuous transmissions and as such do not efficiently allow the player to communicate back to the server to activate functions such as fast forward, pause and rewind or to select a particular portion of a clip for playing.

     To address the inherent limitations of the Internet with respect to multimedia delivery, the Company has developed its own client/server software architecture based on advanced transmission technologies and protocols. Key elements of the Company's technology solution include:

    - BUFFERING: Because the streaming of continuous, time-based content such as audio or video must occur in real-time and with minimal transmission loss, the Company's technology incorporates a time delay (or "buffering") feature that allows the player extra time to accumulate data packets and, if any are missing, request retransmission of particular packets. As a result, transmission and playback quality can be optimized, even in highly congested transmission environments.

    - BIDIRECTIONAL COMMUNICATION: The Company's server and player communicate during transmission regarding the bandwidth and quality of the user's connection to optimize the transmission by using the system's bandwidth negotiation and dynamic connection management capabilities. For example, the system is able to detect the available bandwidth and the extent of packet loss and performance degradation.

    - ERROR-MITIGATION: To the extent that buffering and packet retransmission efforts are insufficient to maintain acceptable quality of user experience, the Company's system draws on several techniques designed to mitigate performance degradation, including interpolation methods that "reconstruct" lost data packets based on approximations regarding adjacent or closely related data packets, UDP-based retransmission of lost packets and forward error correction.

    - SMART NETWORKING: This feature allows a server to stream content to the player via unicasting or IP multicasting and automatically select the appropriate transmission protocol (UDP, TCP or HTTP) depending on current network conditions and the presence of firewalls or proxies.

    - VIDEO-OPTIMIZED TRANSMISSION: Because video transmissions are more data-intensive than audio transmissions, the encoding of video streams for low bandwidth requires a higher compression ratio. In addition to standard compression techniques, the Company uses a technique known as interframe compression, which reduces unnecessary repetition of redundant background data in neighboring video frames, thereby reducing the number of data packets being transmitted. The system also incorporates "stream thinning" technology that responds to episodes of performance degradation by dynamically reducing the amount of video content being streamed to the user, thereby preserving bandwidth for audio packets to maintain the continuity of the audio stream, which is often more central to the user experience than video.

     In addition to its core client/server technology, the Company has adopted RTSP, a proposed protocol for standardizing the control and delivery of streaming media over the Internet. RTSP is a unified standard for a broad range of media data types and is intended to promote a greater level of interoperability among various streaming media solutions. RTSP is built on top of a number of other Internet standard protocols such as HTTP, TCP/IP and Real Transport Protocol, and is complementary with ASF, a file format for streaming media that does not specify a method of client-server interaction. RTSP provides the client-server specification necessary to stream ASF files (and many other file types) on the Internet. RTSP was submitted to the IETF in October 1996 with the support of over 40 companies. See "-- Microsoft Relationship" and "Risk
Factors -- Impact of Evolving Standards."

     NETWORKED MULTIMEDIA FOR LARGE-SCALE DELIVERY

     The Company's splitter technology allows broadcasters to transmit large numbers of simultaneous streams. Traditionally, a stand-alone server sends a separate signal to each individual user, which is an inefficient use of network bandwidth because the same signal often is distributed through many of the same links on the network.

     The Company's splitter technology enables one "central" server to broadcast a signal to a set of servers distributed around a network, which servers then transmit the signal to the end user, thereby minimizing the use of the network backbone and improving signal quality. The Company uses this technology in its RealNetwork broadcasting service, as well as in its J-Stream joint venture in Japan. See "-- Strategy -- Strengthen Strategic Relationships" and "-- Products and Services -- Media System."

RESEARCH AND DEVELOPMENT

     The Company devotes a substantial portion of its resources to developing new products and product features, expanding and improving its fundamental streaming technology, and strengthening its technological expertise. During the fiscal year ended December 31, 1996, and the nine months ended September 30, 1997, the Company expended approximately 34% and 41%, respectively, of its total net revenues on research and development activities. The Company intends to continue to devote substantial resources toward research and development for the next several years. As of September 30, 1997, the Company had 93 employees, or approximately 31% of its workforce, engaged in research and development activities. The Company must hire additional skilled software engineers to further its research and development efforts. The Company's business, financial condition and results of operations could be adversely affected if it is not able to hire, train and retain the required number of engineers.

SALES, MARKETING AND DISTRIBUTION

     The Company believes that any individual or company that desires to transmit or receive streaming media content over the Internet or intranets is a potential Company customer. To reach as many customer segments as possible, the Company markets its products and services through several direct and indirect distribution channels, including over the Internet, through a direct sales force, through OEMs and VARs, and internationally through distributors and the J-Stream joint venture. As of September 30, 1997, the Company had 103 employees, or approximately 35% of its workforce, engaged in sales and marketing activities.

     ELECTRONIC COMMERCE. The Company's Consumer and E-Commerce Divisions are responsible for electronic commerce sales and marketing of the Company's products as well as third-party multimedia development products sold on the Company's RealStore Web site. Substantially all of the Company's products may be downloaded directly from the Company's Web sites, with over 28 million product downloads to date. The Company sells third-party products on its RealStore Web site on a consignment basis and, accordingly, incurs no inventory risk with respect to such products. Electronic distribution provides the Company with a low-cost, globally accessible, 24-hour sales channel.

     DIRECT SALES FORCE. The Company's direct sales force markets the Company's products and services primarily to corporate customers worldwide. The direct sales force is comprised of the Major Accounts, National Accounts and Telesales groups of the Company's Media Systems Division. The Major Accounts and National Accounts groups market and sell to corporate customers primarily interested in server products for commercial Internet Web sites or intranets. The Telesales group develops and pursues leads generated from inquiries on the Company's Web sites and from downloads of its EasyStart Server.

     OEMS AND VARS. The Strategic Channels, OEM and Consulting groups of the Company's Media Systems Division market and establish indirect distribution agreements. The Company has entered into various distribution relationships with third parties pursuant to which the Company's products are incorporated into, or bundled with, the third party's products for delivery by the third party to end users. Such third parties include Creative Labs, Inc., Apple Computer, Inc., Network Computer, Inc., WebTV Networks, Inc. and Microsoft.

     ADVERTISING SALES. The Company's Advertising Sales group markets and sells advertising on the Company's Web sites and within media streams that the Company hosts on behalf of its corporate customers.

     INTERNATIONAL SALES. The Company has three international subsidiaries that market and sell the Company's products outside the U.S. The Company distributes its products internationally through a direct sales force and distribution arrangements.

     MARKETING PROGRAMS. The Company participates in trade shows, conferences and seminars, provides product information through the Company's Web sites, promotes and co-promotes special events, places advertising for the Company's products and services in print and electronic media, and sponsors special programs for software developers, including its own conference. The Company's marketing programs are aimed at informing distributors and end users about the capabilities and benefits of the Company's products and services, increasing brand name awareness, stimulating demand across all market segments and encouraging independent software developers to develop products and applications that are compatible with the Company's products and technology.

MICROSOFT RELATIONSHIP

     In June 1997, the Company entered into a strategic agreement with Microsoft pursuant to which the Company granted Microsoft a nonexclusive license to its Standard Code, which is comprised of certain substantial elements of the source code of the Company's RealAudio/RealVideo Version 4.0 technology included in its basic RealPlayer and substantial elements of its EasyStart Server (currently known as the Basic Server), and related Company trademarks. Under the agreement, Microsoft may sublicense its rights to the Standard Code to third parties under certain circumstances. On two occasions during the first two years following delivery under the agreement, Microsoft may acquire for $25 million and $35 million, respectively, a nonexclusive license to subsequently developed versions of the Standard Code, products based on which are currently distributed to end users by the Company at no charge. If the Company elects in its sole discretion to grant an Event License, the agreement provides for a full refund of each license fee during the first year, declining to 0% over the following two years. The Company may not assign its obligations under the agreement without Microsoft's consent, and a merger, the sale of substantially all of the Company's assets and certain other events will be deemed to be an assignment under the agreement. Microsoft is obligated to distribute the Company's RealPlayer Version 4.0 for a defined term as long as the Company's player supports certain Microsoft architectures. The Company also agreed to work with Microsoft and several other companies to author and promote ASF as a standard file format for streaming media. The agreement also requires the Company to provide Microsoft with engineering consultation services, certain error corrections and certain technical support over a defined term.

     In connection with the agreement, Microsoft also purchased a minority interest in the Company. Microsoft currently offers its own streaming media product, NetShow. In addition, Microsoft recently acquired VXtreme, a direct competitor of the Company in the market for streaming media software. Microsoft also owns a minority interest in VDOnet, a direct competitor of the Company in the market for streaming video software. As a result of Microsoft's agreement with the Company, its acquisition of VXtreme and its investment in VDOnet, Microsoft will be able to augment substantially the functionality of NetShow, its streaming media product, which could have a material adverse effect on the competitiveness of the Company's products. See "Risk Factors -- Department of Justice Subpoena."

     Microsoft currently competes with the Company in the market for streaming media server and player software. The Company believes that Microsoft will compete more directly with the Company in the future. The Company also believes that Microsoft's commitment to and presence in the streaming media industry will dramatically increase competitive pressure in the overall market for streaming media software, leading to, among other things, increased pricing pressure and longer sales cycles. Such pressures may result in further price reductions in the Company's products and may also materially reduce the Company's market share. The Company believes that Microsoft will incorporate streaming media technology in its Web browser software and certain of its server software offerings, possibly at no additional cost to the user. In addition, notwithstanding the Company's cooperation with Microsoft regarding ASF, Microsoft may promote technologies and standards not compatible with the Company's technology. Microsoft has a longer operating history, a larger installed base of customers and dramatically greater financial, distribution, marketing and technical resources than the Company. As a result, there can be no assurance that the Company will be able to compete effectively with Microsoft now or in the future, or that the Company's business, financial condition and results of operations will not be materially adversely affected by increased competition in the streaming media industry. In addition, if considerable industry consolidation occurs, there can be no assurance that the Company will be able to continue to compete effectively.

     Although Microsoft is a shareholder of the Company, it is also a competitor and its interests may not always be a aligned with those of the Company and the other shareholders. Microsoft has indicated that to the extent the relationship between the parties becomes more competitive than complementary, and based on the outcome of issues between the parties, including under the license agreement, it is likely to re-evaluate its investment position in the Company. There can be no assurance that any such issues, the evolving nature of the relationship, or economic factors would not result in Microsoft selling all or a portion of its holdings in the Company when contractually able to do so, which could have a material adverse effect on the market price for the Common Stock. See -- "Risk Factors -- Competition; Relationship With Microsoft,"
"-- Volatility of Stock Price," "-- Impact of Exercise of the Series E Warrant" and "-- Possible Adverse Effect on Market Price of Common Stock of Shares Eligible for Future Sale After the Offering" and "Shares Eligible for Future Sale -- Registration Rights."

CUSTOMERS

     Since the Company's inception, the following companies have paid $45,000 or more to the Company for the purchase of products or services or the license of technology: ABC Radio Net, Apple Computer, Inc., Bandai Digital Entertainment Corporation, Bloomberg L.P., Boeing-Inform, Cisco Systems, Inc., Creative Labs, Inc., Dow Jones, Forefront Graphics Corporation, Internet Canada Corporation, Merrill Lynch & Co. Inc, Microsoft, Multiple Zones International, Inc., Muzak Limited Partners, Navio Communications, Inc., NBC Desktop, NetRadio Network, Network Computer Inc., News Corp., Prodigy Inc., Starwave, Tele2 Danmark A/S, Teledanmark In, Telia AB, 3Com, United Technologies Corporation, WavePhore, Inc. and WebTV Networks, Inc. The Company's customers consist primarily of resellers and users located in the U.S. and various foreign countries. Sales to customers outside the U.S., primarily in Asia and Europe, were approximately 17%, 22% and 27% of total net revenues in the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997, respectively. Software license fees under a license agreement with Microsoft accounted for approximately 11% of total net revenues for the nine months ended September 30, 1997.

CUSTOMER SUPPORT

     The Company's customers have a choice of support options depending on the level of service desired. The Company maintains a technical support hotline to answer inquiries and provides an online database of technical information. The Company's support staff also responds to e-mail inquiries. The Company tracks all support requests through a series of customer databases, including current status reports and historical customer interaction logs. The Company uses customer feedback as a source of ideas for product improvements and enhancements. As of September 30, 1997, the Company employed eight technical representatives to respond to customer requests for support.

COMPETITION

     The market for software and services for the Internet and intranets is relatively new, constantly evolving and intensely competitive. The Company expects that competition will intensify in the future. Many of the Company's current and potential competitors have longer operating histories, greater name recognition and significantly greater financial, technical and marketing resources than the Company. The Company's principal competitors in the development and distribution of audio and video streaming solutions include Microsoft, VXtreme, VDOnet, Xing, Precept, Cubic, Motorola, Vivo, Vosaic and Oracle. The Company's RealSystem also competes to a lesser degree with non-streaming audio and video delivery technologies such as AVI and Quicktime, and indirectly with delivery systems for multimedia content other than audio and video, such as Flash by Macromedia and Enliven by Narrative. Competitive factors in this market include the quality and reliability of software; features for creating, editing and adapting content; ease of use and interactive user features; scaleability and cost per user; and compatibility with the user's existing network components and software systems. To expand its user base and further enhance the user experience, the Company must continue to innovate and improve the performance of its RealSystem. The Company anticipates that consolidation will continue in the streaming media industry and related industries such as computer software, media and communications. Consequently, competitors may be acquired by, receive investments from or enter into other commercial relationships with, larger, well-established and well-financed companies. There can be no assurance that the Company can establish or sustain a leadership position in this market segment. See "-- Microsoft Relationship."

     The Company is committed to the continued market penetration of its brand, products and services, which, as a strategic response to changes in the competitive environment, may require pricing, licensing, service or marketing changes intended to extend its current brand and technology franchise. For example, the Company recently made its Basic Server, which had previously sold for $295 to $995, available for download free of charge. Continued price concessions or the emergence of other pricing or distribution strategies by competitors may have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company currently derives significant revenues from the electronic distribution of certain of its products. The Company recently opened its RealStore Web site, an online store for the sale of the Company's products, third-party streaming media tools and utilities, and intranet-based training products. The Company competes with a variety of Web sites, such as Buydirect.Com and Sofware.Net, which also offer software products for download. To compete successfully in the electronic commerce market, the Company must attract sufficient commercial traffic to its RealStore Web site by offering high-quality, competitively priced merchandise in a compelling, easy-to-purchase format. There can be no assurance that the Company will be able to compete successfully in this market, and any failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

     In the Internet advertising segment, the Company competes for Internet advertising revenues with a wide variety of Web sites and Internet service providers. While Internet advertising revenues across the industry continue to grow, the number of Web sites competing for such revenue is also growing rapidly. The Company's advertising sales force and infrastructure are still in early stages of development relative to the Company's competitors. There can be no assurance that advertisers will place advertising with the Company or that revenues derived from such advertising will be material. In addition, if the Company loses advertising customers, fails to attract new customers, is forced to reduce advertising rates or otherwise modify its rate structure to retain or attract customers, or loses Web site traffic, the Company's business, financial condition and results of operations may be materially adversely affected.

POSITION ON CHARITABLE RESPONSIBILITY

     Following closing of the offering, Mr. Glaser will contribute 5%, or approximately 700,000 shares, of his Common Stock to charitable organizations. In addition, Mr. Jacobsen intends to contribute approximately 60,000 shares of his Common Stock to charitable organizations. The Company is strongly committed to charitable responsibility, as evidenced by its donations of software to charitable organizations. If sustained profitability is achieved, the Company intends to donate approximately 5% of its annual net income to charitable organizations. The Company hopes to encourage employee giving by using a portion of its intended contribution to match charitable donations made by employees. See "Risk Factors -- Donation of Net Income to Charity."

GOVERNMENTAL REGULATION

     The Company currently is not subject to direct regulation by any governmental agency, other than laws and regulations generally applicable to businesses, although certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to the Company's products. Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted in the U.S. and abroad with particular applicability to the Internet. It is possible that governments will enact legislation that may be applicable to the Company in areas such as content, network security, encryption and the use of key escrow, data and privacy protection, electronic authentication or "digital" signatures, illegal and harmful content, access charges and retransmission activities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation and personal privacy is uncertain. The majority of such laws were adopted before the widespread use and commercialization of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Any such export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase the Company's cost of doing business or increase the Company's legal exposure, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company faces potential liability for claims based on the nature and content of the materials that it distributes over the Internet, including claims for defamation, negligence or copyright, patent or trademark infringement, which claims have been brought, and sometimes successfully litigated, against Internet companies. The Company's general liability insurance may not cover claims of this type or may not be adequate to indemnify the Company for any liability that may be imposed. Any liability not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. Although sections of the CDA that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet, were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. While the Company does not distribute the types of materials that the CDA may have deemed illegal, the nature of such similar legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the CDA could subject the Company to potential liability, which in turn could have an adverse effect on the Company's business, financial condition and results of operations. Such laws also could damage the growth of the Internet generally and decrease the demand for the Company's products and services, which could adversely affect the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY

     The Company's success depends in part on its ability to protect its proprietary software and other intellectual property. To protect its proprietary rights, the Company relies generally on patent, copyright, trademark and trade secret laws, confidentiality agreements with employees and third parties, and license agreements with consultants, vendors and customers, although the Company has not signed such agreements in every case. Despite such protections, a third party could, without authorization, copy or otherwise obtain and use the Company's products or technology, or develop similar technology. There can be no assurance that the Company's agreements with employees, consultants and others who participate in product development activities will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or independently developed by competitors.

     The Company currently has two patents pending in the U.S. relating to its product architecture and technology and holds one patent entitled "Method and Apparatus for Recommending Selections Based on Preferences in a Multi-User System." There can be no assurance that any pending or future patent applications will be granted, that any existing or future patent will not be challenged, invalidated or circumvented, or that the rights granted under any patent that has issued or may issue will provide competitive advantages to the Company. Many of the Company's current and potential competitors dedicate substantially greater resources to protection and enforcement of intellectual property rights, especially patents. If a blocking patent has issued or issues in the future, the Company would need to either obtain a license or design around the patent. There can be no assurance that the Company would be able to obtain such a license on acceptable terms, if at all, or to design around the patent. The Company pursues the registration of certain of its trademarks and service marks in the U.S. and in certain other countries, although it has not secured registration of all its marks. As of September 30, 1997, the Company had nine registered U.S. trademarks or service marks, and had applications pending for an additional 27 U.S. trademarks. A significant portion of the Company's marks begin with the word "Real" (such as RealSystem, RealAudio and RealVideo). The Company is aware of other companies that use "Real" in their marks alone or in combination with other words, and the Company does not expect to be able to prevent all third-party uses of the word "Real" for all goods and services. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the U.S., and effective patent, copyright, trademark and trade secret protection may not be available in such jurisdictions. The Company licenses certain of its proprietary rights to third parties, and there can be no assurance that such licensees will abide by compliance and quality control guidelines with respect to such proprietary rights or that such licensees will not take actions that would materially adversely affect the Company's business, financial condition and results of operations.

     To license many of its products, the Company relies in part on "shrinkwrap" and "clickwrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. As with other software products, the Company's products are susceptible to unauthorized copying and uses that may go undetected, and policing such unauthorized use is difficult. In general, there can be no assurance that the Company's efforts to protect its intellectual property rights through patent, copyright, trademark and trade secret laws will be effective to prevent misappropriation of its technology, or to prevent the development and design by others of products or technologies similar to or competitive with those developed by the Company, and the Company's failure or inability to protect its proprietary rights could materially adversely affect its business, financial condition and results of operations.

     The computer software market is characterized by frequent and substantial intellectual property litigation that often is complex and expensive and involves a significant diversion of resources and uncertainty of outcome. In the future, the Company may need to pursue litigation to enforce and protect its intellectual property and trade secrets or to defend against a claim of infringement or invalidity. The Company has been and expects to continue to be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of third-party proprietary rights by the Company and its licensees. The Company attempts to avoid infringing known proprietary rights of third parties in its product development efforts. However, the Company has not conducted and does not conduct comprehensive patent searches to determine whether the technology used in its products infringes patents held by third parties. In addition, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. If the Company were to discover that its products violate third-party proprietary rights, there can be no assurance that it would be able to obtain licenses to continue offering such products without substantial reengineering or that any effort to undertake such reengineering would be successful, that any such licenses would be available on commercially reasonable terms, if at all, or that litigation regarding alleged infringement could be avoided or settled without substantial expense and damage awards. Any claims against the Company relating to the infringement of third-party proprietary rights, even if not meritorious, could result in the expenditure of significant financial and managerial resources and in injunctions preventing the Company from distributing certain products. Such claims could materially adversely affect the Company's business, financial condition and results of operations.

     The Company also relies on certain technology that it licenses from third parties, including software that is integrated with the Company's internally developed software and used in the Company's products, to perform key functions. There can be no assurance that such third-party technology licenses will continue to be available to the Company on commercially reasonable terms. The loss of any of these technologies could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, although the Company is generally indemnified against claims that such third-party technology infringes the proprietary rights of others, such indemnification is not always available for all types of intellectual property rights (for example, patents may be excluded), and in some cases the scope of such indemnification is limited. Even if the Company receives broad indemnification, third-party indemnitors are not always well capitalized and may not be able to indemnify the Company in the event of infringement, resulting in substantial exposure to the Company. There can be no assurance that infringement or invalidity claims arising from the incorporation of third-party technology, and claims for indemnification from the Company's customers resulting from such claims, will not be asserted or prosecuted against the Company. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays, all of which could materially adversely affect the Company's business, financial condition and results of operations. See "Risk Factors -- Uncertain Protection of Intellectual Property; Risks Associated with Licensed Third-Party Technology."

EMPLOYEES

     As of September 30, 1997, the Company had 296 full-time employees and one part-time employee, 268 of whom were based at the Company's executive offices in Seattle, Washington, 24 of whom were based at the Company's offices in Japan, England or France and five of whom were salespersons based at other locations. None of the Company's employees is subject to a collective bargaining agreement, and the Company believes that its relations with its employees are good.

FACILITIES

     The Company's executive offices are located in downtown Seattle, Washington in an office building in which, as of September 30, 1997, the Company leases an aggregate of 80,345 square feet at a current monthly rental of $122,411. The lease agreement terminates on April 30, 2001. The Company has an option to extend the lease agreement for two additional five-year terms.

     The Company anticipates that it will require additional space within the next 12 months, but that suitable additional space will be available on commercially reasonable terms, although there can be no assurance in this regard. The Company does not own any real estate.

LEGAL PROCEEDINGS

     From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, including claims of alleged infringement of third-party trademarks and other intellectual property rights by the Company and its licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

     In August 1997, the Company was served with a subpoena by the U.S. Department of Justice in connection with its investigation into horizontal merger activity within the streaming media industry. The investigation, including interviews of Company officers by Department of Justice personnel and document production requests, is ongoing. As a result of the investigation, it is possible that the Department of Justice will require certain actions by the Company or other companies in the streaming media industry, which could have a material adverse effect on the Company's competitive position and on its business, financial condition and results of operations. The Company is cooperating fully with the investigation. The Company is not aware of any other legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition and results of operations. See "Risk Factors -- Department of Justice Subpoena" and "-- Uncertain Protection of Intellectual Property; Risks Associated With Licensed Third-Party Technology."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company as of November 14, 1997 are as follows:

           NAME                AGE                                 POSITION
--------------------------     ---      ---------------------------------------------------------------
Robert Glaser(1)..........     35       Chairman of the Board, Chief Executive Officer, Secretary and
                                        Treasurer
Bruce Jacobsen(2).........     37       President, Chief Operating Officer and Director
Mark Klebanoff............     35       Chief Financial Officer
Len Jordan................     31       Senior Vice President -- Media Systems
Phillip Barrett...........     44       Senior Vice President -- Media Systems
Maria Cantwell............     39       Senior Vice President -- Consumer and E-Commerce
James Higa................     39       Vice President -- Asia/Rest of World ("ROW")
John Atcheson.............     38       Vice President -- Media Publishing
James Wells...............     50       Vice President -- Sales
Kelly Jo MacArthur........     33       Vice President and General Counsel
Erik Moris................     38       Vice President -- Marketing
Jeff Lehman...............     40       Vice President -- Advertising Sales
Philip Rosedale...........     29       Vice President -- Media Systems
James Breyer(1)(2)........     36       Director
Mitchell Kapor(1)(2)......     47       Director

---------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Set forth below is certain information regarding the business experience during the past five years for each of the above-named persons.

     ROBERT GLASER has served as Chairman of the Board, Chief Executive Officer and Treasurer of the Company since its inception in February 1994, and as Secretary since March 1995. On closing of the offering, he will also serve as the Company's Policy Ombudsman, with the exclusive authority to adopt or change the editorial policies of the Company as reflected on the Company's Web sites or in other communications or media in which the Company has a significant editorial or media voice. See "Risk Factors -- Control by Mr. Glaser; Antitakeover Provisions" and "Description of Capital Stock -- Certain Voting and Other Matters." From 1983 to 1993, Mr. Glaser was employed at Microsoft, most recently as Vice President of multimedia and consumer systems, where he focused on the development of new businesses related to the convergence of the computer, consumer electronics and media industries. Mr. Glaser holds a B.A. and an M.A. in Economics and a B.S. in Computer Science from Yale University. Mr. Glaser has been elected as a Class 3 director.

     BRUCE JACOBSEN has served as President and Chief Operating Officer of the Company since February 1996 and as a Director since August 1997. From April 1995 to February 1996, Mr. Jacobsen was Chief Operating Officer of Dreamworks Interactive, a joint venture between Microsoft and Dreamworks SKG, a partnership among Steven Spielberg, Jeffery Katzenberg and David Geffen. From August 1986 to April 1995, Mr. Jacobsen was employed at Microsoft in a number of capacities, including General Manager of the Kids/Games business unit. Mr. Jacobsen graduated summa cum laude with Honors from Yale University and holds an M.B.A. from Stanford University. Mr. Jacobsen has been elected as a Class 2 director.

     MARK KLEBANOFF has served as Chief Financial Officer of the Company since June 1996. From May 1992 to June 1996, Mr. Klebanoff was Vice President of Finance and Operations of Industrial Systems, Inc., a client/server process information management software vendor that merged with Aspen

Technology, Inc. in 1995. From 1989 to 1992, Mr. Klebanoff worked in a number of general management capacities for the Japanese trading company Itochu Corporation. Mr. Klebanoff holds a B.A. from Yale University and a Masters degree from the Yale School of Management.

     LEN JORDAN has served as Senior Vice President -- Media Systems of the Company since January 1997. From November 1993 to November 1996, Mr. Jordan was employed at Creative Multimedia, Inc., a developer and publisher of CD-ROM/Internet products in a number of capacities, most recently as President. From September 1989 to November 1993, Mr. Jordan was employed at Central Point Software, Inc., a utility software publisher. Mr. Jordan graduated magna cum laude from the Eccles School of Business at the University of Utah with B.S. degrees in Finance and Economics.

     PHILLIP BARRETT has served as Senior Vice President -- Media Systems of the Company since January 1997, and from November 1994 to January 1997 as Vice President -- Software Development. From March 1986 to October 1994, Mr. Barrett was a Development Group Manager at Microsoft, where he led development efforts for Windows 386, Windows 3.0 and Windows 3.1. Mr. Barrett holds an A.B. in Mathematics from Rutgers University and an M.S. in Computer Sciences from the University of Wisconsin, Madison.

     MARIA CANTWELL has served as Senior Vice President -- Consumer and E-Commerce of the Company since July 1997. From April 1995 to July 1997, Ms. Cantwell served as Vice President -- Marketing of the Company. From February 1995 to April 1995, Ms. Cantwell was a consultant to the Company. From 1992 to January 1995, Ms. Cantwell served as a member of the 103rd Congress. Ms. Cantwell holds a B.A. in Public Administration from Miami University.

     JAMES HIGA has served as Vice President -- Asia/ROW of the Company since September 1996. From January 1989 to August 1996, Mr. Higa was the Director for Asia/Pacific for NeXT Software, Inc. From 1986 to 1989, Mr. Higa served as Director of Product Marketing at Apple Computer Japan, Inc. Mr. Higa holds a B.A. in Political Science from Stanford University.

     JOHN ATCHESON has served as Vice President -- Media Publishing of the Company since January 1997. From March 1990 to May 1996, Mr. Atcheson was President and Chief Executive Officer of MNI Interactive, Inc., a developer and distributor of consumer interactive services. Mr. Atcheson holds a B.A. from Brown University and an M.B.A. from the Stanford Graduate School of Business.

     JAMES WELLS has served as Vice President -- Sales of the Company since May 1995. From March 1994 to April 1995, Mr. Wells served as a consultant in sales, marketing and product strategy at Aldus Corporation, a developer and marketer of publishing software. From January 1991 to February 1994, Mr. Wells served in various senior sales and marketing positions with Apple Computer, Inc. Mr. Wells holds a B.S. in Engineering from Lamar University and an M.B.A. from the University of Delaware.

     KELLY JO MACARTHUR has served as Vice President and General Counsel of the Company since October 1996. From January 1995 to March 1996, Ms. MacArthur served as General Counsel and Director of Business Affairs for Compton's NewMedia, Inc., which was acquired by Learning Co., Inc. in 1996. From July 1989 to December 1994, Ms. MacArthur was an attorney at Sidley & Austin. Ms. MacArthur graduated summa cum laude from the University of Illinois at Champaign-Urbana and holds a J.D. from Harvard Law School.

     ERIK MORIS has served as Vice President -- Marketing of the Company since August 1997. From April 1997 to July 1997, Mr. Moris served in various marketing capacities as an employee of the Company. From September 1996 to April 1997, Mr. Moris was a consultant to the Company. From April 1995 to August 1996, Mr. Moris worked at Microsoft, first as a consultant and later as an employee, where he managed advertising for the Windows 95 launch and was Group Manager for the Internet Platform and Tools Division. From 1985 to 1994, Mr. Moris was a Senior Vice President at McCann-Erickson Advertising. Mr. Moris holds a B.A. in Communications and Business from Western Washington University.

     JEFF LEHMAN has served as Vice President -- Advertising Sales of the Company since October 1997. From September 1985 to September 1997, Mr. Lehman was employed by Ziff-Davis/Softbank in a number of Vice President, Director, and other publishing positions. Mr. Lehman graduated cum laude from The University of Central Florida with a B.S.B.A. and an M.B.A. with Honors.

     PHILIP ROSEDALE has served as Vice President -- Media Systems of the Company since October 1997. From February 1996 to October 1997, Mr. Rosedale served as General Manager, Software Development of the Company. From June 1986 to February 1996, Mr. Rosedale was founder and Chief Executive Officer of Automated Management Systems, a developer and marketer of software applications. Mr. Rosedale graduated cum laude from the University of California, San Diego with a B.S. in Physics.

     JAMES BREYER has been a Director of the Company since October 1995. Mr. Breyer has served as a Managing Partner of Accel Partners L.P. in Palo Alto/San Francisco since November 1995 and as a general partner from 1990 to 1995. At Accel Partners L.P., Mr. Breyer has sponsored investments in over a dozen companies that have completed public offerings or successful mergers. Previously, Mr. Breyer was a management consultant at McKinsey & Company, Inc., and worked in product management and marketing at Apple Computer, Inc. and Hewlett-Packard Corporation. Mr. Breyer holds a B.S. from Stanford University and an M.B.A. from Harvard University, where he was named a Baker Scholar. Mr. Breyer has been elected as a Class 2 director.

     MITCHELL KAPOR has been a Director of the Company since October 1995. From 1990 to 1993, Mr. Kapor was President, from 1993 to 1995 he was Chairman and from 1995 to 1996 he was a director, of the Electronic Frontier Foundation, a nonprofit public Internet organization that he co-founded in 1990. Mr. Kapor designed Lotus 1-2-3, and founded Lotus Development Corporation in 1982 and served as its President and Chief Executive Officer from April 1982 to July 1986. Mr. Kapor holds a B.A. in Cybernetics from Yale University and an M.A. in Psychology from Beacon College. Mr. Kapor has been elected as a Class 1 director.

NUMBER, TERM AND ELECTION OF DIRECTORS

     The Articles provide that the number of directors shall be determined in the manner provided by the Company's Bylaws. The Bylaws provide that the number of directors shall not be less than one or more than seven, with the precise number to be determined by resolution of the Board of Directors. The Board of Directors has determined that the number of directors shall be seven. Four directors currently serve on the Board, with three vacancies currently existing.

     Prior to October 1997, each director was elected to serve until the next annual meeting of shareholders or until the election and qualification of his or her successor or his or her earlier resignation or removal. In October 1997, the Company established a classified Board of Directors with three classes (Class 1, Class 2 and Class 3), each class as nearly equal in number of directors as possible. Each of the current directors was elected in October 1997 to one of these three classes. Mr. Kapor was elected to Class 1 with a term expiring at the annual shareholders meeting in 1998; Messrs. Breyer and Jacobsen were elected to Class 2 with terms expiring at the annual shareholders meeting in 1999; and Mr. Glaser was elected to Class 3 with a term expiring at the annual shareholders meeting in 2000. Commencing with the annual shareholders meeting in 1998 and thereafter, each newly elected director shall serve for a term ending at the third annual meeting of shareholders following such director's election.

CONTRACTUAL ARRANGEMENTS

     Pursuant to the terms of a Second Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement"), the holders of Series B Preferred Stock are entitled to nominate one member to the Board of Directors, the holders of Series C Preferred Stock are entitled to nominate one member to the Board of Directors, and the holders of Series E Preferred Stock are entitled to nominate one member to the Board of Directors. Mr. Kapor was nominated by the holders of the Series B Preferred Stock, Mr. Breyer was nominated by the holders of the Series C Preferred Stock, and the holder of the

Series E Preferred Stock currently has not nominated a director. The right to nominate directors pursuant to the Investors' Rights Agreement will terminate on closing of the offering.

     Under a voting agreement (the "Voting Agreement") entered into in September 1997 among the Company, Accel IV L.P. ("Accel IV") and Messrs. Jacobsen, Kapor and Glaser, each of Accel IV and Messrs. Jacobsen and Kapor have agreed, effective on closing of the offering, to vote all shares of stock of the Company owned by them to elect Mr. Glaser to the Board of Directors of the Company in each election in which he is a nominee. The obligations under the Voting Agreement terminate with respect to shares transferred by the parties thereto. The Voting Agreement terminates on the death of Mr. Glaser.

     Pursuant to the terms of the Strategic Transactions Agreement, the Company granted Mr. Glaser a direct contractual right to require the Company to abide by and perform all terms of the Articles with respect to the Strategic Transactions Committee. The Strategic Transactions Agreement also provides that, so long as Mr. Glaser owns a specified number of shares, the Company shall use its best efforts to cause Mr. Glaser to be nominated to, elected to, and not removed from, the Board of Directors.

COMPENSATION OF DIRECTORS

     Directors of the Company do not receive cash compensation for their services as directors or members of committees of the Board of Directors, but are reimbursed for their reasonable expenses incurred in attending Board of Directors or Committee meetings. The Company has not made option grants to outside directors, but intends to make such grants to outside directors in the future.

BOARD COMMITTEES

     The Company has established an Audit Committee, a Compensation Committee and a Strategy Committee. In addition, the Articles provide that, following the closing of the offering, the Company will establish a Strategic Transactions Committee. Following the closing of the offering, the Company also intends to establish a Nominating Committee.

     The Audit Committee consists of Messrs. Breyer, Jacobsen and Kapor. The functions of the Audit Committee are to make recommendations to the Board of Directors regarding the selection of independent auditors, review the results and scope of the audit and other services provided by the Company's independent auditors and evaluate the Company's internal controls.

     The Compensation Committee consists of Messrs. Breyer, Glaser and Kapor. The functions of the Compensation Committee are to review and approve the compensation and benefits for the Company's executive officers, administer the Company's stock option and stock purchase plans and make recommendations to the Board of Directors regarding such matters.

     The Strategy Committee consists of Messrs. Breyer, Glaser, Jacobsen and Kapor. The functions of the Strategy Committee are to make recommendations to the Board of Directors regarding the overall strategic goals of the Company and review significant business transactions that affect the future strategic direction of the Company.

     The Strategic Transactions Committee shall be comprised of three directors, who initially will be Messrs. Glaser, Breyer and Kapor. Without the prior approval of such Committee, and subject to certain limited exceptions, the Board of Directors shall not have the authority to (i) adopt a plan of merger, (ii) authorize the sale, lease, exchange or mortgage of (A) assets representing more than 50% of the book value of the Company's assets prior to the transaction or
(B) any other asset or assets on which the long-term business strategy of the Company is substantially dependent, (iii) authorize the Company's voluntary dissolution or (iv) take any action that has the effect of clauses (i) through
(iii). Any vacancy on the Committee will be filled by the remaining members of the Committee. If two members of the Committee remain and are unable to agree on an individual to fill the vacancy, such vacancy may be filled by the member who holds or controls, directly or indirectly, the larger percentage of the outstanding shares of the Company's capital stock. The Committee, by vote of the Chairman of the Committee and one additional member, may limit the powers of the Committee or may terminate the Committee. The existence and powers of the Committee will terminate when the members in the aggregate cease to hold or control, directly or indirectly, at least 10% of the outstanding shares of the Company's capital stock. See "Risk Factors -- Control by Mr. Glaser; Antitakeover Provisions" and "Description of Capital Stock."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     As of the end of the Company's last fiscal year, the Company did not have a Compensation Committee, and all decisions regarding compensation of the Company's executive officers were made by the Board of Directors. During fiscal year 1996, Mr. Glaser participated in deliberations of the Board of Directors concerning executive officer compensation. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee, which was established during fiscal year 1997.

POLICY OMBUDSMAN

     The Articles provide that Mr. Glaser will serve, or will appoint another officer of the Company to serve, as the Company's Policy Ombudsman, with the exclusive authority to adopt or change the editorial policies of the Company as reflected on the Company's Web sites or in other communications or media in which the Company has a significant editorial or media voice. On the death, resignation or removal of Mr. Glaser as the Policy Ombudsman, the Chief Executive Officer will serve or appoint another officer of the Company to serve as Mr. Glaser's successor. See "Risk Factors -- Control by Mr. Glaser; Antitakeover Provisions" and "Certain Transactions."

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation received by the Company's Chief Executive Officer and by the other three executive officers of the Company whose salary and bonus exceeded $100,000 in 1996 (the "Named Executive Officers") for services rendered to the Company in all capacities during the year ended December 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                 COMPENSATION
                                                                                    AWARDS
                                                                                 -------------
                                                      ANNUAL COMPENSATION         SECURITIES
                                                   --------------------------     UNDERLYING
          NAME AND PRINCIPAL POSITION              SALARY($)(1)      BONUS($)     OPTIONS(#)
------------------------------------------------   ------------      --------    -------------
Robert Glaser...................................     $100,000         $   --              --
  Chairman, Chief Executive Officer, Secretary
  and Treasurer
Bruce Jacobsen..................................      118,158             --       1,176,367
  President and Chief Operating Officer
James Wells.....................................       90,000         23,625              --
  Vice President -- Sales
Andrew Sharpless................................      102,295             --         125,000(2)
  Senior Vice President

---------------

(1) The current annual salaries for Messrs. Glaser, Jacobsen and Wells are $100,000, $135,000 and $90,000, respectively.

(2) Mr. Sharpless resigned as a Senior Vice President of the Company effective August 2, 1996; however, he continued to serve as a Vice President of the Company until February 1997, when he terminated his employment with the Company. Mr. Sharpless exercised this option with respect to 12,500 shares on April 8, 1997, after terminating his employment with the Company. The remainder of the shares subject to this option were unvested as of his termination date and therefore were canceled.

     The following table sets forth information concerning stock options granted to the Named Executive Officers in 1996 and reflects the conversion of Series B Common Stock and Series C Common Stock underlying such options into an equal number of shares of Common Stock on closing of the offering.

                             OPTION GRANTS IN 1996

                                        INDIVIDUAL GRANTS                          POTENTIAL REALIZABLE
                     -------------------------------------------------------              VALUE
                       NUMBER OF     % OF TOTAL                                  AT ASSUMED ANNUAL RATES
                      SECURITIES      OPTIONS                                     OF STOCK APPRECIATION
                      UNDERLYING     GRANTED TO     EXERCISE                        FOR OPTION TERM(3)
                        OPTIONS      EMPLOYEES       PRICE       EXPIRATION      ------------------------
        NAME         GRANTED(#)(1)    IN 1996     ($/SHARE)(2)      DATE          5%($)          10%($)
-------------------- -------------   ----------   ------------   -----------     --------      ----------
Robert Glaser.......          --           --            --          --          $     --      $       --
Bruce Jacobsen......   1,176,367        31.2%        $ 0.20        2/16/2016      388,977       1,347,528
James Wells.........          --           --            --          --                --              --
Andrew Sharpless....     125,000         3.3%        $ 0.20        5/29/1997(4)    41,332         143,187

---------------

(1) All options granted to the Named Executive Officers in 1996 were nonqualified stock options that vest with respect to 20% of the shares on the first anniversary of the date of grant and thereafter at a rate of 10% for each six months of service rendered by the optionee to the Company, except for one option granted to Mr. Jacobsen on February 16, 1996 for the purchase of 470,544 shares of Common Stock, of which 50% vests one year from date of grant and 25% vests every six months thereafter.

(2) The exercise price of each option is the estimated fair market value of the underlying securities on the date of grant, as determined by the Company's Board of Directors.

(3) Based on the estimated fair market value of the underlying securities on the date of grant and assumed appreciation over the original 20-year option term at the respective annual rates of stock appreciation shown. Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission (the "Commission") and do not represent the Company's estimate of the future price of the Common Stock. Actual gains, if any, on stock option exercises depend on the future financial performance of the Company and overall market conditions. The actual value realized may be greater or less than the potential realizable value set forth in the table.

(4) Mr. Sharpless exercised this option with respect to 12,500 shares on April 8, 1997, after terminating his employment with the Company. The remainder of the shares subject to this option were unvested as of his termination date and therefore were canceled.

     The following table sets forth information regarding option exercises, and the fiscal year-end values of stock options held, by each of the Named Executive Officers during the year ended December 31, 1996. The table reflects the conversion of Series B Common Stock and Series C Common Stock underlying such options into an equal number of shares of Common Stock on closing of the offering.

         AGGREGATED OPTION EXERCISES IN 1996 AND YEAR-END OPTION VALUES

                                                                 NUMBER OF SECURITIES    VALUE OF UNEXERCISED
                                                                UNDERLYING UNEXERCISED   IN-THE-MONEY OPTIONS
                                                                      OPTIONS AT           AT DECEMBER 31,
                             SHARES       VALUE REALIZED($)      DECEMBER 31, 1996(#)          1996($)
                            ACQUIRED       (MARKET PRICE AT     ----------------------   --------------------
                               ON           EXERCISE LESS            EXERCISABLE/            EXERCISABLE/
          NAME             EXERCISE(#)     EXERCISE PRICE)          UNEXERCISABLE          UNEXERCISABLE(1)
-------------------------  -----------   --------------------   ----------------------   --------------------
Robert Glaser............         --           $     --                  --/--               $    --/--
Bruce Jacobsen...........         --                 --                  --/1,176,367             --/941,094
James Wells..............         --                 --              82,500/192,500           76,725/179,025
Andrew Sharpless(2)......    300,000             87,750              12,500/112,500(3)        10,000/90,000

---------------

(1) The fair market value of the underlying securities at the close of business on December 31, 1996 was estimated to be approximately $1.00 per share, as determined by the Company's Board of Directors.

(2) The fair market value of the underlying securities at the close of business on the dates of exercise of Mr. Sharpless' options to purchase 225,000 shares and 75,000 shares were estimated to be approximately $0.20 and $0.85 per share, respectively, as determined by the Company's Board of Directors.

(3) Mr. Sharpless exercised this option with respect to 12,500 shares on April 8, 1997, after terminating his employment with the Company. The remainder of the shares subject to this option were unvested as of his termination date and therefore were canceled.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Articles limit the liability of the Company's directors to the fullest extent permitted by Washington law. The Washington Business Corporation Act (the "Washington Act") provides that a corporation's articles of incorporation may contain a provision eliminating or limiting the personal liability of directors for monetary damages for breach of their fiduciary duty as directors, except for liability for (i) acts or omissions that involve intentional misconduct or a knowing violation of law, (ii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 23B.08.310 of the Washington Act or (iii) any transaction from which the director derived an improper personal benefit. The Articles provide that the Company shall indemnify its directors and officers, and may indemnify its employees and agents, to the fullest extent permitted by law.

     The Company has entered into agreements with its directors and executive officers that, among other things, indemnify them for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such persons in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers. These agreements also provide officers with the same limitation of liability for monetary damages that the Washington Act and the Articles provide to directors.

BENEFIT PLANS

     1995 STOCK OPTION PLAN. The Company's 1995 Stock Option Plan (the "1995 Plan") was adopted by the Board of Directors, and approved by the Company's shareholders, in March 1995. The 1995 Plan provides for the grant of incentive and nonqualified options to purchase up to an aggregate of 3,600,000 shares of Common Stock to employees, officers, directors, consultants and independent contractors of the Company. As of November 14, 1997, options to purchase 1,483,973 shares of Common Stock were outstanding under the 1995 Plan, with exercise prices ranging from $0.07 to $1.00 per share and options to purchase 1,206,191 shares had been exercised. The Company has resolved not to grant any additional options under the 1995 Plan, and has amended its Amended and Restated 1996 Stock Option Plan to provide for a corresponding increase in the number of shares reserved for issuance thereunder. See "-- Amended and Restated 1996 Stock Option Plan."

     The provisions of the 1995 Plan with respect to the administration of the 1995 Plan and options granted thereunder, and the term and termination of options granted, including any provision regarding the acceleration of exercisability thereof, are as set forth below with respect to the Amended and Restated 1996 Stock Option Plan.

     AMENDED AND RESTATED 1996 STOCK OPTION PLAN. The Company's Amended and Restated 1996 Stock Option Plan (the "1996 Plan") was originally adopted by the Board of Directors in February 1996, and was approved by the Company's shareholders in September 1997. The 1996 Plan provides for the grant of incentive and nonqualified options to purchase up to an aggregate of 9,709,836 shares of Common Stock to employees, officers, directors, consultants and independent contractors of the Company or any of its affiliates (the "Initial Option Amount"). The Initial Option Amount can be increased to up to 11,193,809 shares after taking into account 1,483,973 shares of Common Stock subject to options outstanding under the 1995 Plan on November 14, 1997, to the extent that such options terminate without having been exercised in full. As of November 14, 1997, options to purchase 5,356,741 shares of Common Stock were outstanding under the 1996 Plan, with exercise prices ranging from $0.20 to $9.00 per share, options to purchase 3,949,842 shares of Common Stock were available for grant, and options to purchase 403,253 shares of Common Stock had been exercised.

     The 1996 Plan is administered by the Board of Directors, which has the authority to grant options and to specify the terms and conditions of each option so granted, including the number of shares covered by the option, the type of option, the exercise price and the vesting provisions.

     Options granted under the 1996 Plan must be exercised within three months following termination of the optionee's employment with, or service to, the Company, or within one year after the optionee's termination due to death or disability, but in no event later than the expiration of the option term. Options granted under the 1996 Plan are not transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the optionee's lifetime only by the optionee.

     In the event of a sale of all or substantially all of the Company's assets, a merger or reorganization in which the Company is not the surviving corporation, or the sale or other transfer of shares representing more than 50% of the combined voting power of the then outstanding securities of the Company (each, a "Terminating Event"), the Board may determine whether provision will be made for assumption of, or substitution for, the stock options granted under the 1996 Plan by the successor corporation. If, with respect to a Terminating Event that has been approved by the Board, the Board determines that no such assumption or substitution will be made, then all options will become fully vested, and each optionee will have the right to exercise any unexercised options prior to closing of the Terminating Event. All options not so exercised will expire upon closing of the Terminating Event.

     1998 EMPLOYEE STOCK PURCHASE PLAN. The Company's 1998 Employee Stock Purchase Plan (the "ESPP"), which was adopted by the Board of Directors and approved by the Company's shareholders in September 1997, will become effective on January 1, 1998. The Company has reserved 1,000,000 shares of Common Stock for issuance under the ESPP. The ESPP is intended to qualify for favorable tax treatment under Section 423 of the Internal Revenue Code of 1986, as amended. The ESPP will be implemented through a series of offering periods of six months' duration, with new offering periods commencing on January 1 and July 1 of each year. The ESPP will be administered by the Compensation Committee of the Board of Directors of the Company. Each employee of the Company or of any majority-owned subsidiary of the Company who has been employed by the Company or such majority-owned subsidiary of the Company for at least 90 days and for more than 20 hours per week and more than five months per year will be eligible to participate in the ESPP. The ESPP permits an eligible employee to purchase Common Stock through payroll deductions, which may not exceed 10% of his or her compensation, at a price equal to 85% of the lower of the fair market value of the Common Stock at the beginning or end of the offering period. Employees may terminate their participation in the ESPP any time during the offering period; provided, however, that employees may not change their level of participation in the ESPP at any time during the offering period. Participation in the ESPP terminates automatically on the participant's termination of employment with the Company.

     401(K) PLAN. The Company maintains a 401(k) plan that covers all employees who satisfy certain eligibility requirements relating to minimum age, length of service and hours worked. Under the profit-sharing portion of the plan, the Company may make an annual contribution for the benefit of eligible employees in an amount determined by the Board of Directors. The Company has not made any such contribution to date and currently has no plans to do so. Under the 401(k) portion of the plan, eligible employees may make pretax elective contributions of up to 20% of their compensation, subject to maximum limits on contributions prescribed by law.

                              CERTAIN TRANSACTIONS

SALES OF PREFERRED STOCK

     Since the Company's inception in February 1994, the Company has issued, in private placement transactions, shares of Preferred Stock as follows: (i) in April 1995, an aggregate of 2,686,567 shares of Series B Preferred Stock at $0.67 per share, (ii) in October 1995, an aggregate of 2,904,305 shares of Series C Preferred Stock at approximately $1.96 per share, (iii) in November 1996, an aggregate of 2,381,010 shares of Series D Preferred Stock at $7.53 per share and (iv) in July 1997, an aggregate of 3,338,374 shares of Series E Preferred Stock at $8.99 per share. In addition, in connection with these private placements, the Company issued warrants as follows: (i) in April 1995, a warrant to purchase up to 373,134 shares of Series B Preferred Stock at an exercise price of $0.67 per share, which warrant was exercised in October 1995,
(ii) in October 1995, warrants to purchase up to 100,000 shares of Series C Preferred Stock at an exercise price of approximately $1.96 per share and warrants to purchase up to 183,755 shares of Series B Common Stock at an exercise price of approximately $0.20 per share, (iii) in November 1996, warrants to purchase up to 714,303 shares of Series D Preferred Stock at an exercise price of approximately $9.41 per share and (iv) in July 1997, the Series E Warrant to purchase up to 3,709,305 shares of Series E Preferred Stock at an exercise price of $13.48 per share. In April 1995, in connection with the Company's Series B Preferred Stock financing, Mr. Glaser exchanged 10,000 shares of the capital stock of the Company for one share of Series A Common Stock and 13,713,439 shares of Series A Preferred Stock to reflect capital contributions made by Mr. Glaser of approximately $0.07 per share. The purchasers of record of the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock and the accompanying warrants to purchase Series B Common Stock and Series C, Series D and Series E Preferred Stock included, among others, the following 5% shareholders, executive officers, directors and entities associated with directors:

                                                         PREFERRED STOCK
                        ---------------------------------------------------------------------------------
         NAME              SERIES B              SERIES C             SERIES D              SERIES E
----------------------  ---------------     ------------------     ---------------     ------------------
Robert Glaser.........       287,313                50,825              39,841
Mitchell Kapor........     1,492,537               656,172              66,401
Accel Entities(1).....                           2,037,282              66,401
Microsoft
  Corporation.........                                                                      3,338,374
Phillip Barrett.......       373,134

                                                            WARRANTS
                        ---------------------------------------------------------------------------------
                           SERIES B              SERIES C             SERIES D              SERIES E
         NAME           COMMON STOCK(2)     PREFERRED STOCK(2)     PREFERRED STOCK     PREFERRED STOCK(2)
----------------------  ---------------     ------------------     ---------------     ------------------
Robert Glaser.........                                                  11,952
Mitchell Kapor........        33,755                                    19,920
Accel Entities(1).....       150,000               100,000              19,921
Microsoft
  Corporation.........                                                                      3,709,305

---------------

(1) The "Accel Entities" include Accel IV, Accel Investors '95 L.P., Accel Keiretsu L.P. and Ellmore C. Patterson Partners. James Breyer, a director of the Company, is affiliated with the Accel Entities. See "Principal Shareholders."

(2) These warrants terminate automatically on closing of the offering.

     In addition, members of Mr. Glaser's immediate family purchased an aggregate of 223,881 shares of Series B Preferred Stock in April 1995, and an aggregate of 39,498 shares of Series C Preferred Stock in October 1995, in each case on the same terms as the other investors.

     In addition, Trans Cosmos and Encompass Group, Inc. ("Encompass"), an affiliate of Trans Cosmos, purchased 796,813 and 265,604 shares of Series D Preferred Stock, respectively, in November 1996 on the same terms as the other investors. In connection with those purchases, Trans Cosmos and

Encompass received warrants to acquire 239,043 and 79,682 shares of Series D Preferred Stock, respectively.

     Pursuant to the terms of the Investors' Rights Agreement, the holders of Series B Preferred Stock are entitled to nominate one member to the Board of Directors, the holders of Series C Preferred Stock are entitled to nominate one member to the Board of Directors and the holders of Series E Preferred Stock are entitled to nominate one member to the Board of Directors. In addition, all holders of preferred stock hold preemptive rights to purchase their pro rata share of new securities issued by the Company. The rights to nominate directors and the preemptive rights will terminate on closing of the offering. In addition, the Investors' Rights Agreement grants to the investors certain registration rights that obligate the Company, under certain circumstances, to effect a registration under the Securities Act of any common stock issued upon conversion of the Preferred Stock, and any Common Stock issued pursuant to the exercise of the Series B Common Stock warrants. See "Shares Eligible for Future Sale -- Registration Rights." All shares of Preferred Stock will be converted into an equivalent number of shares of Common Stock or Special Common Stock, as applicable, on closing of the offering.

     The Company has entered into indemnification agreements with each of its executive officers and directors. See "Management -- Limitation of Liability and Indemnification Matters."

MICROSOFT CORPORATION

     The Company and Microsoft entered into an agreement in June 1997 pursuant to which the Company granted Microsoft a nonexclusive license to its Standard Code, which is comprised of certain substantial elements of the source code of the Company's RealAudio/RealVideo Version 4.0 technology included in its basic RealPlayer and substantial elements of its EasyStart Server (currently known as the Basic Server), and related Company trademarks. Under the agreement, Microsoft may sublicense its rights to the Standard Code to third parties under certain circumstances. On two occasions during the first two years following delivery under the agreement, Microsoft may acquire for $25 million and $35 million, respectively, a nonexclusive license to subsequently developed versions of the Standard Code, products based on which are currently distributed to end users by the Company at no charge. If the Company elects in its sole discretion to grant an Event License, the agreement provides for a full refund of each license fee during the first year, declining to 0% over the following two years. The Company may not assign its obligations under the agreement without Microsoft's consent, and a merger, the sale of substantially all of the Company's assets and certain other events will be deemed to be an assignment under the agreement. Microsoft is obligated to distribute the Company's RealPlayer Version 4.0 for a defined term as long as the Company's player supports certain Microsoft architectures. The Company also agreed to work with Microsoft and several other companies to author and promote ASF as a standard file format for streaming media. The agreement also requires the Company to provide Microsoft with engineering consultation services, certain error corrections and certain technical support over a defined term. In connection with the agreement, Microsoft purchased 3,338,374 shares of nonvoting Series E Preferred Stock at $8.99 per share for approximately $30,000,000. Pursuant to the Articles, each share of Series E Preferred Stock is convertible at the option of Microsoft into either one share of Common Stock or one share of Special Common Stock. Microsoft also received a warrant to purchase 3,709,305 shares of Series E Preferred Stock at an exercise price of $13.48 per share. If exercised, each share of Series E Preferred Stock acquired upon exercise will be automatically converted, at the election of the holder, into either one share of Common Stock or one share of Special Common Stock. This warrant terminates on closing of the offering. Subsequent to the investment, at Microsoft's request, the Board of Directors agreed to adopt, and recommend to the shareholders, an amendment to the Articles providing for the automatic conversion of shares of Special Common Stock into shares of Common Stock on a bona fide sale to a purchaser who is not an affiliate of the holder. In consideration of the foregoing, Microsoft gave notice to the Company of its election to receive only Special Common Stock in connection with any conversion of shares of Series E Preferred Stock. In connection with its equity investment, Microsoft also granted a limited proxy to the Company. See "Risk Factors -- Competition; Relationship With Microsoft" and "-- Department of Justice Subpoena,"
"Business -- Microsoft Relationship" and "Description of Capital
Stock -- Certain Voting and Other Matters."

JAPANESE JOINT VENTURE

     Trans Cosmos is the beneficial owner of 1,381,142 shares of Common Stock of the Company. In May 1997, Trans Cosmos, the Company, NTT and KDD entered into a joint venture agreement with respect to the establishment and management of J-Stream to operate an Internet streaming business in Japan. Trans Cosmos owns 28% of J-Stream, and each of the Company and the other two parties own 24%. Trans Cosmos is responsible for managing J-Stream, and the Company supplies J-Stream with software and technology for streaming on Internet networks. Trans Cosmos contributed approximately $1,165,000 for its 28% interest, and the Company contributed approximately $998,000 for its 24% interest in J-Stream. Trans Cosmos loaned the Company the amount of the Company's contribution. The note is denominated in Japanese yen and bears interest at a rate not to exceed the Japanese Short Term Prime Rate (1.63% at September 30, 1997). Interest on the note is payable monthly, and the principal is due in May 2000. The terms of the note contain no restrictions or covenants. The note is secured by the Company's shares in J-Stream, and the Company may, under certain circumstances, tender its 24% interest to Trans Cosmos as repayment of the loan. See "Principal Shareholders."

TRANS COSMOS RELATIONSHIP

     The Company and Trans Cosmos are parties to a Master Distribution Agreement pursuant to which the Company granted Trans Cosmos a nonexclusive, nontransferable license to reproduce and distribute RealPlayer and RealPlayer Plus, and to distribute the Company's server products, in Japan. Under the distribution agreement, Trans Cosmos must comply with certain marketing requirements, personnel commitments and specified minimum distribution requirements. Trans Cosmos paid the Company $820,000 in 1996, and approximately $469,000 from January 1, 1997 through September 30, 1997 pursuant to the distribution agreement. The distribution agreement became effective on July 22, 1996 and terminated in accordance with its terms on July 22, 1997. The Company and Trans Cosmos have continued to adhere to the terms of the agreement and are currently renegotiating the agreement.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

CHANGES TO CAPITAL STRUCTURE

     In connection with the offering, the Board recommended, and the Company's shareholders approved, amendments to the Articles that, among other things, will reduce the number of series of authorized Common Stock from five to two (Common Stock and Special Common Stock), establish the Strategic Transactions Committee and provide for a Policy Ombudsman with authority to determine certain matters related to editorial policies of the Company. These amendments will become effective on closing of the offering. See "Management -- Policy Ombudsman" and "Description of Capital Stock -- Certain Voting and Other Matters."

VOTING AGREEMENT

     Under the Voting Agreement, each of Accel IV and Messrs. Jacobsen and Kapor have agreed, effective on closing of the offering, to vote all shares of stock of the Company owned by them to elect Mr. Glaser to the Board of Directors of the Company in each election in which he is a nominee. The obligations under the Voting Agreement terminate with respect to shares transferred by the parties thereto. The Voting Agreement terminates on the death of Mr. Glaser.

STRATEGIC TRANSACTIONS AGREEMENT

     Pursuant to the terms of the Strategic Transactions Agreement, the Company granted Mr. Glaser a direct contractual right to require the Company to abide by and perform all terms of the Articles with respect to the Strategic Transactions Committee. The Strategic Transactions Agreement also provides that so long as Mr. Glaser owns a specified number of shares, the Company shall use its best efforts to cause Mr. Glaser to be nominated to, elected to, and not removed from, the Board of Directors. See "Management -- Contractual Arrangements."

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of November 14, 1997, assuming the conversion of all shares of Series A Common Stock, Series B Common Stock, Series C Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock and Series E Preferred Stock into Special Common Stock, and as adjusted to reflect the sale of 3,000,000 shares of Common Stock in the offering for (i) each person known to the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all executive officers and directors as a group. See footnote (1) below regarding share ownership by Microsoft.

                                                                      COMMON STOCK(1)
                                                        -------------------------------------------
                                                           NUMBER
                                                             OF               PERCENT OWNERSHIP
                                                           SHARES          ------------------------
                                                        BENEFICIALLY        BEFORE         AFTER
                         NAME                             OWNED(2)         OFFERING     OFFERING(3)
------------------------------------------------------  ------------       --------     -----------
Robert Glaser.........................................    14,095,371(4)       59.4%         52.7%
  c/o RealNetworks, Inc.
  1111 Third Avenue
  Suite 2900
  Seattle, WA 98101
Accel IV L.P..........................................     2,373,604(5)        9.9           8.8
  c/o Accel Partners L.P.
  428 University Ave.
  Palo Alto, CA 94301
James W. Breyer.......................................     2,373,604(6)        9.9           8.8
Mitchell Kapor........................................     2,258,785(7)        9.5           8.4
  Kapor Enterprises, Inc.
  238 Main Street
  Cambridge, MA 02142
Trans Cosmos USA, Inc.................................     1,381,142(8)        5.7           5.1
  4040 Lake Washington Blvd. N.E.
  Suite 205
  Kirkland, WA 98033
Bruce Jacobsen........................................       562,655(9)        2.3           2.1
Andrew Sharpless......................................       312,500           1.3           1.2
James Wells...........................................       137,500(10)         *             *
All directors and executive officers as a group (15
  persons)(11)........................................    20,485,704          83.1%         74.1%

---------------

    * Less than 1%.

 (1) Excludes (i) 3,338,374 shares of Special Common Stock to be issued to Microsoft on closing of the offering upon conversion of an equal number of shares of Series E Preferred Stock and (ii) up to 3,709,305 shares of Special Common Stock issuable upon exercise of the Series E Warrant. If not exercised, the Series E Warrant will terminate on closing of the offering. Pursuant to the Articles, the holder of Series E Preferred Stock may elect to convert such shares into Common Stock or Special Common Stock. Microsoft has given notice of its intention and has agreed to receive only Special Common Stock in connection with any conversion of shares of Series E Preferred Stock (including those shares issuable upon exercise of the Series E Warrant). Upon such conversion, Microsoft will own 100% of the outstanding Special Common Stock. Shares of Special Common Stock have rights identical to the Common Stock, except that shares of Special Common Stock do not have the right to vote, unless required by applicable law. The Special Common Stock converts automatically into Common Stock on a bona fide sale to a purchaser who is not an affiliate of the holder. See "Description of Capital Stock."

 (2) Beneficial ownership is determined in accordance with rules of the Commission and includes shares over which the beneficial owner exercises voting or investment power. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of November 14, 1997 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated, and subject to community property laws where applicable, the Company believes, based on information provided by such persons, that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

 (3) Microsoft has entered into a Lock-Up Agreement with the Underwriters pursuant to which Microsoft has agreed not to sell, offer to sell or otherwise dispose of any shares of capital stock owned of record or beneficially as of the date of this Prospectus for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters. After the expiration of such period, Microsoft may sell shares of Special Common Stock, which shares will convert automatically into Common Stock as noted in footnote
     (1) above. Assuming the exercise in full of the Series E Warrant and the resale of all shares of Special Common Stock (and no changes in beneficial ownership of the persons listed below), the resulting ownership percentages for the other shareholders listed in the table would be as follows: Mr. Glaser -- 41.7%; Accel IV -- 7.0%; Mr. Breyer -- 7.0%; Mr. Kapor -- 6.7%;
     Trans Cosmos -- 4.1%; Mr. Jacobsen -- 1.6%; Mr. Sharpless -- .9%; Mr.
     Wells -- .4%; and all directors and executive officers as a group -- 59.0%.

 (4) Includes 11,952 shares of Common Stock issuable on exercise of a warrant. Following closing of the offering, Mr. Glaser intends to donate approximately 700,000 shares of Common Stock to various charitable organizations. These gifts will reduce the percentage of Common Stock that he owns following closing of the offering to approximately 50.1%.

 (5) Includes 1,926,973 shares owned by Accel IV, 39,970 shares owned by Accel Keiretsu L.P., 90,459 shares owned by Accel Investors '95 L.P. and 46,281 shares owned by Ellmore C. Patterson Partners. Also includes 247,247 shares, 5,129 shares, 11,607 shares, and 5,938 shares of Common Stock issuable on exercise of warrants owned by Accel IV, Accel Keiretsu L.P., Accel Investors '95 L.P. and Ellmore C. Patterson Partners, respectively.

 (6) Mr. Breyer may be deemed to be the beneficial owner of the 2,373,604 shares of Common Stock beneficially owned by the Accel Entities because he is a general partner of Accel Partners L.P., which is the general partner of Accel IV. Mr. Breyer disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. See footnote (5) above.

 (7) Includes 19,920 shares of Common Stock issuable on exercise of warrants.

 (8) Includes 796,813 shares of Common Stock owned by Trans Cosmos and 265,604 shares of Common Stock owned by Encompass, an affiliate of Trans Cosmos. Also includes 239,043 and 79,682 shares of Common Stock issuable on exercise of warrants owned by Trans Cosmos and Encompass, respectively.

 (9) Includes 362,655 shares of Common Stock issuable on exercise of options. Following closing of the offering, Mr. Jacobsen intends to donate approximately 60,000 shares of Common Stock to various charitable organizations.

(10) Includes 27,500 shares of Common Stock issuable on exercise of options.

(11) Does not include shares owned by Mr. Sharpless, who terminated his employment with the Company in February 1997. Includes an aggregate of 631,810 shares and 301,793 shares of Common Stock issuable upon exercise of options and warrants, respectively.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company and certain provisions of the Articles and the Bylaws is a summary and is qualified by reference to the Articles and the Bylaws, copies of which have been filed with the Commission as exhibits to the Company's Registration Statement, of which this Prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to the Company's capital structure that will occur on closing of the offering in accordance with the terms of the Articles.

     The authorized capital stock of the Company consists of 300,000,000 shares of common stock, par value $0.001 per share, which is divided into Common Stock and Special Common Stock, and 60,000,000 shares of preferred stock, par value $0.001 per share.

COMMON STOCK

     As of November 14, 1997, 23,723,852 shares of Common Stock were outstanding and held of record by 187 shareholders, assuming no exercise after November 14, 1997 of outstanding options or warrants. Each holder of Common Stock is entitled to one vote per share. Subject to the rights of the holders of any preferred stock that may be outstanding, holders of Common Stock on the applicable record date are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any shares of Common Stock or other securities of the Company.

SPECIAL COMMON STOCK

     The Company has 7,047,679 authorized shares of Special Common Stock that have rights identical to the Common Stock, except that they do not have the right to vote unless required by applicable law. The Special Common Stock converts automatically into Common Stock on a bona fide sale to a purchaser who is not an affiliate of the holder. As of November 14, 1997, 3,338,374 shares of Special Common Stock were outstanding and held of record by one holder.

PREFERRED STOCK

     The Company's Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix and determine the relative rights and preferences of the shares constituting any series to be established without any further vote or action by the shareholders. Any shares of preferred stock so issued may have priority over the common stock with respect to dividend or liquidation rights or both. On closing of the offering, no shares of preferred stock will be outstanding. The Company has no current intention to issue any shares of preferred stock, except with respect to the proposed Shareholder Rights Plan. See " -- Shareholder Rights Plan."

WARRANTS TO PURCHASE PREFERRED STOCK AND COMMON STOCK

     As of November 14, 1997 the Company had outstanding warrants to purchase 150,000 shares of Series B Common Stock at an exercise price of approximately $0.20 per share, warrants to purchase 100,000 shares of Series C Preferred Stock at an exercise price of approximately $1.96 per share, warrants to purchase 714,303 shares of Series D Preferred Stock at an exercise price of approximately $9.41 per share and a warrant to purchase 3,709,305 shares of Series E Preferred Stock at an exercise price of $13.48 per share. The warrants to purchase shares of Series B Common Stock, Series C Preferred Stock and Series E Preferred Stock will terminate on closing of the offering. The warrants to purchase shares of Series D Preferred Stock expire on November 27, 1998 and, following the offering, will be exercisable for an equivalent number of shares of Common Stock. All of the Company's outstanding warrants currently are exercisable.

CERTAIN VOTING AND OTHER MATTERS

     Holders of preferred stock or other capital stock hereafter issued by the Company may be entitled to vote in connection with certain mergers and share exchanges, certain proposals to sell substantially all of the Company's assets or certain other actions, and separate approval of each class of the Company's capital stock may be required to the extent class voting rights are accorded to the holders of other capital stock of the Company. Amendments to the Articles must be approved by the Board of Directors and the holders of at least a majority of the outstanding shares of Common Stock in most instances.

ARTICLES AND BYLAWS

     The Articles provide that Mr. Glaser will serve, or will appoint another officer of the Company to serve, as the Company's Policy Ombudsman, with the exclusive authority to adopt or change the editorial policies of the Company as reflected on the Company's Web sites or in other communications or media in which the Company has a significant editorial or media voice. On the death, resignation or removal of Mr. Glaser as the Policy Ombudsman, the Chief Executive Officer will serve or appoint another officer of the Company to serve as Mr. Glaser's successor. The provisions delineating the authority of the Policy Ombudsman may be amended only with the approval of 90% of the shares entitled to vote on an amendment to the Articles.

     In addition, the Articles provide for a Strategic Transactions Committee comprised of three directors, who initially will be Messrs. Glaser, Breyer and Kapor. Without the prior approval of such Committee, and subject to certain limited exceptions, the Board of Directors will not have the authority to (i) adopt a plan of merger, (ii) authorize the sale, lease, exchange or mortgage of
(A) assets representing more than 50% of the book value of the Company's assets prior to the transaction or (B) any other asset or assets on which the long-term business strategy of the Company is substantially dependent, (iii) authorize the Company's voluntary dissolution or (iv) take any action that has the effect of clauses (i) through (iii). Any vacancy on the Committee will be filled by the remaining members of the Committee. If two members of the Committee remain and are unable to agree on an individual to fill the vacancy, such vacancy may be filled by the member who holds or controls, directly or indirectly, the larger percentage of the outstanding shares of the Company's capital stock. The Committee, by vote of the Chairman of the Committee and one additional member, may limit the powers of the Committee or may terminate the Committee. The existence and powers of the Committee will terminate when the members in the aggregate cease to hold or control, directly or indirectly, at least 10% of the outstanding shares of the Company's capital stock. The provisions with respect to the authority of the Strategic Transactions Committee may be amended only with the approval of 90% of the shares entitled to vote on an amendment to the Articles.

     Special meetings of the shareholders may be called only by the Board of Directors, the Chairman of the Board, the President or the holders of at least 25% of all votes entitled to be cast on any issue proposed to be considered at such special meeting. The Company's Bylaws provide that shareholders seeking to bring business before, or to nominate directors at, any meeting of shareholders must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 70 days prior to the date of the meeting, or the tenth day after notice of the meeting is first given to shareholders, whichever is later, if the meeting is an annual meeting or a special meeting at which directors are to be elected. The Bylaws also contain specific requirements for the form of a shareholder's notice. These provisions may preclude or deter some shareholders from bringing matters before the shareholders or from making nominations of directors.

CONTRACTUAL AGREEMENTS

     On July 21, 1997, the Company and Microsoft entered into a Limited Proxy and Voting Agreement (the "Proxy Agreement") that gives Mr. Glaser, or Mr. Jacobsen if Mr. Glaser is unable to act, an irrevocable proxy with respect to the limited voting rights of Microsoft's shares of Special Common Stock.

The Proxy Agreement does not apply to voting with respect to certain matters, such as any amendment to the Articles in which the class of shares held by Microsoft is treated adversely or disproportionately relative to other classes. The Proxy Agreement terminates upon the earliest of (i) the date on which Microsoft no longer holds any nonvoting shares, (ii) the conversion of the Series E Preferred Stock into Common Stock and (iii) July 21, 2007.

     Under the Voting Agreement entered into in September 1997 among the Company, Accel IV and Messrs. Jacobsen, Kapor and Glaser, each of Accel IV and Messrs. Jacobsen and Kapor have agreed, effective on closing of the offering, to vote all shares of stock of the Company owned by such shareholders to elect Mr. Glaser to the Board of Directors of the Company in each election in which he is a nominee. The obligations under the Voting Agreement terminate with respect to shares transferred by the parties thereto. The Voting Agreement terminates on the death of Mr. Glaser.

WASHINGTON ANTITAKEOVER STATUTE

     Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a takeover or change in control of the Company. Chapter 23B.19 of the Washington Act prohibits the Company, with certain exceptions, from engaging in certain significant business transactions with an "acquiring person" (defined as a person who acquires 10% or more of the Company's voting securities without the prior approval of the Company's Board of Directors) for a period of five years after such acquisition. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or otherwise allowing the acquiring person to receive any disproportionate benefit as a shareholder. After the five-year period, the Company may engage in otherwise proscribed transactions, so long as the transaction complies with certain fair price provisions of the statute or is approved by a majority of disinterested shareholders within each voting group entitled to vote separately. The Company may not exempt itself from coverage of this statute. These statutory provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

SHAREHOLDER RIGHTS PLAN

     The Company plans to enter into a Shareholder Rights Plan (the "Rights Plan") by and between the Company and a rights agent to be selected by the Company following closing of the offering. Under the proposed Rights Plan, the Board would declare and distribute to the shareholders of record of the Company as of the date selected by the Board a dividend of one right ("Right") for each outstanding share of Common Stock. Shares of Common Stock issued in the offering (assuming no triggering event) automatically would receive the Rights. The Rights would not be exercisable or transferable separately from shares of Common Stock and Special Common Stock, if any, until the earlier of: (i) 10 days following a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of a designated percentage of the outstanding shares of the Common Stock and (ii) 10 days following the commencement or announcement of an intention to make a tender or exchange offer that would result in an acquiring person or group beneficially owning a designated percentage of outstanding shares of Common Stock, unless the Board sets a later date (the earlier of such dates, the "Distribution Date"). The Board would have the option to redeem the Rights at a nominal cost or prevent the Rights from being triggered by designating offers for all outstanding Common Stock as a permitted offer. Prior to the Distribution Date, the Company would be able to amend or supplement the Rights Plan without the consent of any of the holders of the Rights. Following the Distribution Date, the Rights Plan could be amended to cure any ambiguity, to correct or supplement any inconsistent provision or any other provision so long as such amendment or supplement would not adversely affect the holders of the Rights (other than an acquiring person or group). The Rights would expire 10 years after the date of adoption of the Rights Plan by the Board unless earlier redeemed by the Company.

     The Rights (other than those Rights held by an acquiring person or group), when exercisable, would entitle their holders to purchase a specified fraction of a share of preferred stock (subject to adjustment) or, in certain instances, other securities of the Company. In certain circumstances, if the Company, in a merger or consolidation, is not the surviving entity or disposes of more than 50% of the Company's assets or earnings power, the Rights would entitle their holders (other than an acquiring person or group) to purchase the highest priority voting shares in the surviving entity or its affiliates having a market value of two times the exercise price of the Rights.

     The Rights Plan, which is intended to encourage a potential acquiring person or group to negotiate directly with the Board, may have certain antitakeover effects. The Rights Plan, if adopted, could significantly dilute the interests in the Company of an acquiring person or group. The Rights Plan could therefore have the effect of delaying, deterring or preventing a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, Ridgefield Park, New Jersey.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will be developed or be sustained after the offering. Sales of substantial amounts of Common Stock in the public market after the offering, or the possibility of such sales occurring, could adversely affect prevailing market prices for the Common Stock or the future ability of the Company to raise capital through an offering of equity securities.

     On closing of the offering, the Company will have outstanding 31,026,529 shares of Common Stock and Special Common Stock (31,476,529 shares if the Underwriters' over-allotment option is exercised in full), of which the 3,000,000 shares offered hereby (3,450,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely transferable in the public market without restriction or further registration under the Securities Act unless purchased by Affiliates of the Company, which shares will be subject to the resale limitations of Rule 144, and except that an aggregate of 121,575 shares of Common Stock offered for sale, at the initial public offering price, through a directed share program are subject to agreements prohibiting the sale, offer or other disposition of such shares for a period of 180 days following the date of this Prospectus. The remaining 28,026,529 Restricted Shares outstanding on completion of the offering (assuming no exercise of options after November 14, 1997) and held by existing shareholders will be "Restricted Securities" as that term is defined under Rule 144. The Restricted Shares were issued in private transactions in reliance on exemptions from registration under the Securities Act. Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 of the Securities Act, which rules are summarized below. Of these Restricted Shares, 3,338,374 are shares of Special Common Stock that convert automatically into the same number of shares of Common Stock on a bona fide sale to a purchaser who is not an affiliate of the holder.

     Pursuant to the Lock-Up Agreements, certain holders of Restricted Shares, including all officers and directors of the Company, have agreed with the representatives of the Underwriters that, for a period of 180 days following the date of this Prospectus, they will not sell, offer to sell or otherwise dispose of any shares of Common Stock owned of record or beneficially by such persons as of the date of this Prospectus, including securities convertible into or exercisable or exchangeable for shares of Common Stock as of such date, as well as any shares of Common Stock later acquired by reason of the conversion, exercise or exchange of such securities, except that persons other than officers, directors and holders of 1% or more of the capital stock of the Company each will be free to sell or otherwise dispose of up to 5,000 shares of Common Stock to the extent permissible under Rule 144 or Rule 701. On closing of the offering, 27,692,639 of the Restricted Shares will be subject to restriction pursuant to Lock-Up Agreements. The Lock-Up Agreements may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Goldman, Sachs & Co. on behalf of the Underwriters.

     Based on the provisions of the Lock-Up Agreements and the provisions of Rules 144 and 701 of the Securities Act, additional shares will be available for sale in the public market as follows: (i) 11,947 shares will be eligible for immediate sale in the public market on the date of this Prospectus pursuant to Rule 144(k) under the Securities Act, (ii) 320,943 shares issued upon exercise of options prior to November 14, 1997 not subject to Lock-Up Agreements will be eligible for sale in the public market in accordance with Rule 701 as soon as 90 days after the date of this Prospectus, (iii) 1,000 shares will be eligible for public sale subject to compliance with the holding period and volume and manner of sale restrictions of Rule 144, (iv) 4,673,608 shares issuable upon the exercise of warrants (assuming all outstanding warrants are exercised) will not be available for sale until expiration of the applicable holding period under Rule 144 and (v) 27,692,639 Restricted Shares will be eligible for sale upon expiration of Lock-Up Agreements. At November 14, 1997, options for 6,840,714 shares of Common Stock were outstanding, of which options for 1,700,286 shares may be exercised during the 180 days following the date of this Prospectus, which shares potentially will be eligible for public sale 90 days after the date of this Prospectus pursuant to Rule 701 under the Securities Act; of the shares exercisable within 180 days, 1,335,194 will be subject to Lock-Up Agreements. See "Risk Factors -- Competition; Relationship With Microsoft."

     In general, Rule 144 provides that any person who has beneficially owned shares for at least one year, including an Affiliate, is generally entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the shares of Common Stock then outstanding (approximately 276,882 shares immediately after the offering) or the reported average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is sent to the Commission. Sales under Rule 144 are subject to certain manner of sale restrictions, notice requirements and availability of current public information concerning the Company. A person who is not an Affiliate of the Company, and who has not been an Affiliate within three months prior to the sale, generally may sell shares without regard to the limitations of Rule 144 provided that the person has held such shares for at least two years.

     Any employee, director or officer of, or consultant to, the Company holding shares purchased pursuant to a written compensatory plan or contract (including options) entered into prior to the offering is entitled to rely on the resale provisions of Rule 701, which permit nonaffiliates to sell such shares without having to comply with the public information, holding period, volume limitation or notice requirements of Rule 144 and permit Affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case beginning 90 days after the date of this Prospectus.

REGISTRATION RIGHTS

     Pursuant to the Investors' Rights Agreement, which provides registration rights to certain holders of shares of the Company's capital stock, holders of 16,390,753 shares of common stock or their permitted transferees (collectively, the "Registrable Shares") (assuming exercise of all outstanding warrants) have certain rights with respect to the registration of the Registrable Shares under the Securities Act. Under the terms of the Investors' Rights Agreement, if the Company proposes to register any of its securities under the Securities Act for its own account or for the account of others (including pursuant to this offering), Registrable Shares may be included, subject to any limitation set by the underwriters on the number of shares included in such registration. The Company and the holders of the requisite number of shares have waived the rights of the holders of Registrable Securities to have their shares registered in connection with this offering. Holders of not less than 30% of the Registrable Shares may also require the Company, not more than twice, to file a registration statement under the Securities Act, at the Company's expense, with respect to any Registrable Shares holders desire to include. In addition, holders of Registrable Shares may require the Company to file up to three registration statements on Form S-3, at the expense of the holders, for public offerings of Registrable Shares, provided that the aggregate offering price for such registration is not less than $250,000. The Company is required to use its best efforts to effect all such registrations, subject to certain conditions and limitations.

                                 LEGAL MATTERS

     The validity of the Common Stock being offered hereby will be passed upon for the Company by Graham & James LLP/Riddell Williams P.S., Seattle, Washington. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Perkins Coie, Seattle, Washington.

                                    EXPERTS

     The consolidated balance sheets at December 31, 1995 and 1996 and September 30, 1997, and the consolidated statements of operations, shareholders' equity (deficit) and cash flows for the period from February 9, 1994 (inception) to December 31, 1994, the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1997 included in this Prospectus and in the Registration Statement of which this Prospectus forms a part have been included herein in reliance on the report of KPMG Peat Marwick LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all the information set forth in the Registration Statement or the exhibits thereto in accordance with the rules and regulations of the Commission, and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved, and such statements shall be deemed qualified by such reference. The Registration Statement and the exhibits thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The Registration Statement and other information filed by the Company with the Commission also are available at the Web site maintained by the Commission on the World Wide Web at http://www.sec.gov. For further information pertaining to the Company and the Common Stock offered by this Prospectus, reference is hereby made to the Registration Statement.

     The Company intends to furnish its shareholders with annual reports containing consolidated financial statements audited by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial statements.

                      REALNETWORKS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of KPMG Peat Marwick LLP, Independent Accountants..............................   F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996 and September 30, 1997...   F-3
Consolidated Statements of Operations for the period from February 9, 1994 (inception)
  to December 31, 1994, the years ended December 31, 1995 and 1996, and the nine
  months ended September 30, 1996 (unaudited) and 1997................................   F-4
Consolidated Statements of Shareholders' Equity (Deficit) for the period from February
  9, 1994 (inception) to December 31, 1994, the years ended December 31, 1995 and
  1996, and the nine months ended September 30, 1997..................................   F-5
Consolidated Statements of Cash Flows for the period from February 9, 1994 (inception)
  to December 31, 1994, the years ended December 31, 1995 and 1996, and the nine
  months ended September 30, 1996 (unaudited) and 1997................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
RealNetworks, Inc.:

We have audited the accompanying consolidated balance sheets of RealNetworks, Inc. (formerly Progressive Networks, Inc.) and subsidiaries as of December 31, 1995 and 1996 and September 30, 1997, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the period from February 9, 1994 (inception) to December 31, 1994, the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RealNetworks, Inc. and subsidiaries as of December 31, 1995 and 1996 and September 30, 1997, and the results of their operations and their cash flows for the period from February 9, 1994 (inception) to December 31, 1994, the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997 in conformity with generally accepted accounting principles.

                                                           KPMG Peat Marwick LLP

October 10, 1997, except as to Note 9,
which is as of October 30, 1997

Seattle, Washington

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                                                      PRO FORMA
                                                                                                                    SHAREHOLDERS'
                                                                       DECEMBER 31,                                   EQUITY AT
                                                                ---------------------------       SEPTEMBER 30,     SEPTEMBER 30,
                                                                   1995            1996               1997              1997
                                                                -----------     -----------       -------------     -------------
CURRENT ASSETS:
 Cash and cash equivalents..................................    $ 3,129,394     $14,737,806       $ 44,751,298
 Short-term investments.....................................      2,986,493       4,857,163         22,897,196
 Trade accounts receivable, net of allowance for doubtful
   accounts and sales returns of $129,869 in 1995, $383,350
   in 1996 and $688,572 in 1997.............................        667,847       3,275,518          4,350,464
 Other receivables..........................................         48,568         105,888            474,691
 Inventory..................................................          3,218          60,543             66,029
 Prepaid expenses and other current assets..................        143,328         491,348            319,188
 Deferred income taxes......................................             --              --          2,210,000
                                                                -----------     -----------       -------------
       Total current assets.................................      6,978,848      23,528,266         75,068,866
Property and equipment, net.................................        594,042       2,678,798          4,773,480
Investment in joint venture.................................             --              --            924,917
Deferred income taxes.......................................             --              --          2,990,000
Other assets................................................            836         261,094            614,371
                                                                -----------     -----------       -------------
                                                                $ 7,573,726     $26,468,158       $ 84,371,634
                                                                ===========     ===========       =============
                                         LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
 Accounts payable...........................................    $   185,368     $ 2,405,490       $  1,193,543
 Accrued compensation.......................................         49,981         346,011            769,215
 Other accrued expenses.....................................        149,909         971,499          2,745,782
 Accrued income taxes.......................................             --              --          5,200,000
 Deferred revenue...........................................        645,416       2,911,922         14,398,509
                                                                -----------     -----------       -------------
       Total current liabilities............................      1,030,674       6,634,922         24,307,049
                                                                -----------     -----------       -------------
 Deferred revenue...........................................             --              --         17,916,660
 Note payable...............................................             --              --            959,380
 Redeemable, convertible preferred stock, $0.001 par value.
   Authorized 16,206,998 shares; issued and outstanding
     5,964,006 shares at December 31, 1995, 8,345,016 shares
     at December 31, 1996 and 11,683,390 shares at September
     30, 1997 (none pro forma) (aggregate liquidation
     preference of $7,752,312 at December 31, 1995,
     $34,645,820 at December 31, 1996 and $64,657,802 at
     September 30, 1997 and aggregate redemption value of
     $7,752,312 at December 31, 1995, $25,681,317 at
     December 31, 1996 and $55,693,300 at September 30,
     1997)..................................................      7,654,528      23,153,494         49,277,652      $         --
SHAREHOLDERS' EQUITY (DEFICIT):
 Convertible preferred stock, $0.001 par value.
   Authorized, issued and outstanding; 13,713,439 shares at
     December 31, 1995 and 1996, and September 30, 1997
     (none pro forma) (aggregate liquidation preference of
     $999,710 at December 31, 1995 and 1996, and September
     30, 1997)..............................................         13,713          13,713             13,713                --
 Preferred stock, undesignated series, $0.001 par value.
   Authorized 30,079,563 shares; no shares issued and
     outstanding............................................             --              --                 --                --
 Common stock, $0.001 par value.
   Authorized 300,000,000 shares; issued and outstanding;
     36,948 shares at December 31, 1995, 535,491 shares
     at December 31, 1996 and 1,543,292 shares at September
     30, 1997 (23,601,747 pro forma)........................             37             535              1,543            23,602
 Special common stock, $0.001 par value
     Authorized, issued and outstanding; no shares
     (3,338,374 pro forma)..................................             --              --                 --             3,338
 Additional paid-in capital.................................        921,315       2,543,587          6,755,080        56,021,048
 Cumulative translation adjustment..........................             --         (11,307)           (72,041)          (72,041)
 Accumulated deficit........................................     (2,046,541)     (5,866,786)       (14,787,402)      (14,787,402)
                                                                -----------     -----------       -------------     -------------
       Total shareholders' equity (deficit).................     (1,111,476)     (3,320,258)        (8,089,107)     $ 41,188,545
                                                                                                                    =============
Commitments and contingencies
                                                                -----------     -----------       -------------
                                                                $ 7,573,726     $26,468,158       $ 84,371,634
                                                                ===========     ===========       =============

          See accompanying notes to consolidated financial statements.

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                         PERIOD FROM
                                         FEBRUARY 9,
                                            1994                                                NINE MONTHS ENDED
                                       (INCEPTION) TO        YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                        DECEMBER 31,       ---------------------------     ---------------------------
                                            1994              1995            1996            1996            1997
                                       ---------------     -----------     -----------     -----------     -----------
                                                                                           (UNAUDITED)
NET REVENUES:
  Software license fees............       $      --        $ 1,781,763     $11,875,945     $ 7,213,357     $17,550,387
  Advertising......................              --                 --       1,015,964         426,035       1,556,540
  Service revenues.................              --             29,835       1,120,479         634,787       3,309,877
                                          ---------         ----------      ----------      ----------      ----------
         Total net revenues........              --          1,811,598      14,012,388       8,274,179      22,416,804
COST OF REVENUES:
  Software license fees............              --             29,194       1,342,942         470,440       2,080,167
  Advertising......................              --                 --         288,024         186,909         571,595
  Service revenues.................              --             32,940         554,558         311,916       1,956,899
                                          ---------         ----------      ----------      ----------      ----------
         Total cost of revenues....              --             62,134       2,185,524         969,265       4,608,661
                                          ---------         ----------      ----------      ----------      ----------
    Gross profit...................              --          1,749,464      11,826,864       7,304,914      17,808,143
OPERATING EXPENSES:
  Research and development.........         201,847          1,379,727       4,812,188       3,073,031       9,129,668
  Selling and marketing............          47,181          1,217,900       7,539,924       4,389,030      14,024,617
  General and administrative.......         296,211            746,645       3,491,296       2,318,173       4,412,831
                                          ---------         ----------      ----------      ----------      ----------
         Total operating
           expenses................         545,239          3,344,272      15,843,408       9,780,234      27,567,116
                                          ---------         ----------      ----------      ----------      ----------
    Operating loss.................        (545,239)        (1,594,808)     (4,016,544)     (2,475,320)     (9,758,973)
OTHER INCOME (EXPENSE):
  Interest income, net.............              --             93,506         296,427         189,320       1,220,374
  Other income (expense)...........              --                 --         (69,128)        (28,977)         37,174
  Equity in net losses of joint
    venture........................              --                 --              --              --         (73,291)
                                          ---------         ----------      ----------      ----------      ----------
    Net other income...............              --             93,506         227,299         160,343       1,184,257
                                          ---------         ----------      ----------      ----------      ----------
    Net loss.......................       $(545,239)       $(1,501,302)    $(3,789,245)    $(2,314,977)    $(8,574,716)
                                          =========         ==========      ==========      ==========      ==========
  Pro forma net loss per share.....                                        $     (0.14)                    $     (0.32)
  Shares used to compute pro forma
    net loss per share.............                                         27,779,321                      28,315,053

          See accompanying notes to consolidated financial statements.

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                                                        TOTAL
                               PREFERRED STOCK         COMMON STOCK      ADDITIONAL   CUMULATIVE                    SHAREHOLDERS'
                             --------------------   ------------------    PAID-IN     TRANSLATION    ACCUMULATED       EQUITY
                               SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     ADJUSTMENT       DEFICIT        (DEFICIT)
                             ----------   -------   ---------   ------   ----------   -----------   -------------   -------------
Sale of common stock.......          --   $    --      10,000   $   10   $   72,828    $      --    $          --    $    72,838
Contribution of capital by
  founder..................          --        --          --       --      487,357           --               --        487,357
  Net loss.................          --        --          --       --           --           --         (545,239)      (545,239)
                             ----------   -------   ---------   ------   ----------     --------     ------------    -----------
Balances at December 31,
  1994.....................          --        --      10,000       10      560,185           --         (545,239)        14,956
Contribution of capital by
  founder..................          --        --          --       --      372,283           --               --        372,283
Exchange of common stock
  for Series A preferred
  stock....................  13,713,439    13,713      (9,999)     (10)     (13,703)          --               --             --
Exercise of common stock
  options..................          --        --      30,750       31        2,122           --               --          2,153
Issuance of common stock in
  exchange for services....          --        --       6,197        6          428           --               --            434
  Net loss.................          --        --          --       --           --           --       (1,501,302)    (1,501,302)
                             ----------   -------   ---------   ------   ----------     --------     ------------    -----------
Balances at December 31,
  1995.....................  13,713,439    13,713      36,948       37      921,315           --       (2,046,541)    (1,111,476)
Exercise of common stock
  options..................          --        --     498,543      498       43,272           --               --         43,770
Issuance of preferred stock
  warrants.................          --        --          --       --    1,579,000           --               --      1,579,000
Translation adjustment.....          --        --          --       --           --      (11,307)              --        (11,307)
Accretion of redemption
  value of redeemable,
  convertible preferred
  stock....................          --        --          --       --           --           --          (31,000)       (31,000)
  Net loss.................          --        --          --       --           --           --       (3,789,245)    (3,789,245)
                             ----------   -------   ---------   ------   ----------     --------     ------------    -----------
Balances at December 31,
  1996.....................  13,713,439    13,713     535,491      535    2,543,587      (11,307)      (5,866,786)    (3,320,258)
Exercise of common stock
  options..................          --        --   1,006,801    1,007      141,494           --               --        142,501
Issuance of common stock in
  exchange for services....          --        --       1,000        1        1,999           --               --          2,000
Issuance of preferred stock
  warrants.................          --        --          --       --    4,068,000           --               --      4,068,000
Translation adjustment.....          --        --          --       --           --      (60,734)              --        (60,734)
Accretion of redemption
  value of redeemable,
  convertible preferred
  stock....................          --        --          --       --           --           --         (345,900)      (345,900)
  Net loss.................          --        --          --       --           --           --       (8,574,716)    (8,574,716)
                             ----------   -------   ---------   ------   ----------     --------     ------------    -----------
Balances at September 30,
  1997.....................  13,713,439   $13,713   1,543,292   $1,543   $6,755,080    $ (72,041)   $ (14,787,402)   $(8,089,107)
                             ==========   =======   =========   ======   ==========     ========     ============    ===========

          See accompanying notes to consolidated financial statements.

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    PERIOD FROM
                                                  FEBRUARY 9, 1994            YEAR ENDED                  NINE MONTHS ENDED
                                                   (INCEPTION) TO            DECEMBER 31,                   SEPTEMBER 30,
                                                    DECEMBER 31,      ---------------------------    ----------------------------
                                                        1994             1995            1996            1996            1997
                                                  ----------------    -----------    ------------    ------------    ------------
                                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net loss.....................................      $ (545,239)      $(1,501,302)   $ (3,789,245)   $ (2,314,977)   $ (8,574,716)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Depreciation and amortization..............           5,295            93,265         699,087         333,242       1,397,108
    Common stock issued in exchange for
      services.................................              --               434              --              --           2,000
    Equity in net losses of joint venture......              --                --              --              --          73,291
    Foreign currency transaction gain..........              --                --              --              --         (31,888)
    Deferred income tax benefit................              --                --              --              --      (5,200,000)
    Change in certain assets and liabilities:
      Trade accounts receivable................              --          (667,847)     (2,607,671)     (1,536,816)     (1,079,435)
      Other receivables........................              --                --         (57,320)       (246,591)       (368,803)
      Inventory................................              --            (3,218)        (57,325)        (65,875)         (5,486)
      Prepaid expenses and other current
        assets.................................              --          (143,328)       (348,723)       (342,262)        168,876
      Other assets.............................              --                --         (78,298)            355        (104,858)
      Accounts payable.........................              --           185,368       2,220,292         842,186      (1,210,809)
      Accrued compensation.....................          15,817            34,164         296,030         217,119         423,951
      Other accrued expenses...................          33,217           116,692         821,590         333,622       1,774,984
      Accrued income taxes.....................              --                --              --              --       5,200,000
      Deferred revenue.........................              --           645,416       2,266,506       1,338,432      29,405,712
                                                       --------        ----------      ----------      ----------      ----------
        Net cash provided by (used in)
          operating activities.................        (490,910)       (1,240,356)       (635,077)     (1,441,565)     21,869,927
                                                       --------        ----------      ----------      ----------      ----------
Cash flows from investing activities:
  Purchases of property and equipment..........         (67,542)         (624,503)     (2,783,994)     (1,705,783)     (3,496,171)
  Purchases of short-term investments..........              --        (3,035,061)    (30,514,885)    (11,836,281)   (189,419,284)
  Proceeds from sales and maturities of
    short-term investments.....................              --                --      28,644,215      13,279,604     171,379,251
  Investment in joint venture..................              --                --              --              --        (998,208)
  Increase in other assets.....................          (1,393)               --        (181,960)       (237,708)       (250,575)
                                                       --------        ----------      ----------      ----------      ----------
        Net cash used in investing
          activities...........................         (68,935)       (3,659,564)     (4,836,624)       (500,168)    (22,784,987)
                                                       --------        ----------      ----------      ----------      ----------
Cash flows from financing activities:
  Proceeds from issuance of note payable.......              --                --              --              --         991,268
  Proceeds from sale of preferred stock and
    stock warrants, net........................              --         7,404,528      17,046,966              --      29,846,258
  Proceeds from exercise of preferred stock
    warrant....................................              --           250,000              --              --              --
  Proceeds from exercise of common stock
    options....................................              --             2,153          43,770          42,749         142,501
  Proceeds from sale of common stock...........          72,838                --              --              --              --
  Contribution of capital by founder...........         487,357           372,283              --              --              --
                                                       --------        ----------      ----------      ----------      ----------
        Net cash provided by financing
          activities...........................         560,195         8,028,964      17,090,736          42,749      30,980,027
                                                       --------        ----------      ----------      ----------      ----------
Effect of exchange rate changes on cash........              --                --         (10,623)             --         (51,475)
                                                       --------        ----------      ----------      ----------      ----------
        Net increase (decrease) in cash and
          cash equivalents.....................             350         3,129,044      11,608,412      (1,898,984)     30,013,492
Cash and cash equivalents at beginning of
  period.......................................              --               350       3,129,394       3,129,394      14,737,806
                                                       --------        ----------      ----------      ----------      ----------
Cash and cash equivalents at end of period.....      $      350       $ 3,129,394    $ 14,737,806    $  1,230,410    $ 44,751,298
                                                       ========        ==========      ==========      ==========      ==========
Supplemental disclosure of cash flow
  information -- cash paid during the period
  for interest.................................      $       --       $     1,853    $      4,430    $         --    $     26,633
Supplemental disclosure of noncash financing
  and investing activities:
  Exchange of common stock for Series A
    preferred stock............................      $       --       $   932,385    $         --    $         --    $         --
  Accretion of redemption value of redeemable,
    convertible preferred stock................      $       --       $        --    $     31,000    $         --    $    345,900

          See accompanying notes to consolidated financial statements.

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       DECEMBER 31, 1994, 1995 AND 1996, AND SEPTEMBER 30, 1996 AND 1997

                        (INFORMATION FOR THE NINE MONTHS
                     ENDED SEPTEMBER 30, 1996 IS UNAUDITED)

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Nature of Business

     RealNetworks, Inc. (formerly Progressive Networks, Inc.) and subsidiaries (Company) is a leading provider of branded software products and services that enable the delivery of streaming media content over the Internet and intranets. Streaming technology enables the transmission and playback of continuous "streams" of multimedia content, such as audio and video, over the Internet and intranets. The Company's products and services include its RealSystem, a streaming media solution that includes RealAudio and RealVideo technology, an electronic commerce Web site designed to promote the proliferation of streaming media products and a network of advertising-supported content aggregation Web sites.

     Inherent in the Company's business are various risks and uncertainties, including its limited operating history and the limited history of commerce on the Internet. The Company's success may depend in part upon the emergence of the Internet as a communications medium, the acceptance of the Company's technology by the marketplace and the Company's ability to generate license and advertising revenues from the use of its technology on the Internet.

  (b) Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  (c) Cash and Cash Equivalents and Short-Term Investments

     The Company considers all short-term investments with a remaining contractual maturity at date of purchase of three months or less to be cash equivalents.

     The Company classifies its short-term investments as available-for-sale. Accordingly, these investments are carried at fair value. The fair value of such securities approximated cost, and there were no unrealized holding gains or losses at December 31, 1995 and 1996, and September 30, 1997. At September 30, 1997, all short-term investments had contractual maturities of two years or less.

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The Company's cash and cash equivalents and short-term investments as of December 31, 1995 and 1996 and September 30, 1997 consist of the following:

                                                        DECEMBER 31,
                                                 ---------------------------      SEPTEMBER 30,
                                                    1995            1996              1997
                                                 ----------      -----------      -------------
Cash and cash equivalents:
  Cash........................................   $1,104,358      $ 1,016,728       $ 1,538,598
  Commercial paper............................    2,025,036       13,721,078        35,648,430
  U.S. Government agency securities...........           --               --         7,564,270
                                                  ---------       ----------        ----------
          Total cash and cash equivalents.....    3,129,394       14,737,806        44,751,298
Short-term investments:
  Corporate notes.............................    2,986,493        4,857,163        10,416,565
  U.S. Government agency securities...........           --               --         9,980,935
  Certificates of deposit.....................           --               --         2,499,696
                                                  ---------       ----------        ----------
          Total short-term investments........    2,986,493        4,857,163        22,897,196
                                                  ---------       ----------        ----------
          Total cash and cash equivalents and
            short-term investments............   $6,115,887      $19,594,969       $67,648,494
                                                  =========       ==========        ==========

  (d) Inventory

     Inventory is stated at the lower of cost or market, with cost determined on the first-in, first-out basis.

  (e) Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years. Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful life of the asset.

  (f) Investment in Joint Venture

     The Company has a 24% interest in a Japanese limited liability company and accounts for this investment using the equity method. Accordingly, the initial investment is recorded at cost. Subsequently, the carrying amount of the investment is increased or decreased to reflect the Company's share of income or losses of the joint venture and is reduced to reflect dividends received from the joint venture. The Company's share of income or losses of the joint venture is included in the Company's consolidated statements of operations.

     The Company's investment in the joint venture was funded with proceeds from a loan from Trans Cosmos, Inc., one of the joint venture's partners (see note
6). The Company and Trans Cosmos, Inc. are parties to a Master Distribution Agreement pursuant to which the Company granted Trans Cosmos, Inc. a nonexclusive, nontransferable license to reproduce and distribute the Company's products in Japan.

  (g) Research and Development

     Research and development costs are charged to operations as incurred. Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant.

  (h) Revenue Recognition

     The Company recognizes revenue from software license fees upon delivery, net of an allowance for estimated returns, provided that no significant obligations of the Company remain and collection of the resulting receivable is deemed probable.

     Revenue from software license agreements with original equipment manufacturers (OEM) is recognized when the OEM delivers its product incorporating the Company's software to the end user. In the case of prepayments received from an OEM, the Company generally recognizes revenue based on the actual products sold by the OEM. If the Company anticipates providing ongoing support to the OEM in the form of future upgrades, enhancements or other services over the term of the contract, revenue generally is recognized on the straight-line method over the term of the contract.

     The Company recognizes revenue from software license agreements with value-added resellers (VAR), provided the following conditions are met: the software product has been delivered to the VAR, the fee to the Company is fixed or determinable, and collectibility is probable.

     Revenues from advertising appearing on the Company's World Wide Web (Web) sites are recognized on the straight-line method over the terms of the advertising contracts. The Company guarantees to certain advertising customers a minimum number of page impressions to be delivered to users of its Web sites for a specified period. To the extent minimum guaranteed page impression deliveries are not met, the Company defers recognition of the corresponding revenues until guaranteed page impression delivery levels are achieved. As of December 31, 1996 and September 30, 1997, no revenues had been deferred as a result of these guarantees.

     Service revenues include payments under support and upgrade contracts, commissions from sales of third-party products and fees from consulting, content hosting, and user conferences. Support and upgrade revenues are recognized ratably over the term of the contract, which typically is 12 months. Other service revenues are recognized when the service is performed.

  (i) Financial Instruments and Concentrations of Risk

     The Company's financial instruments consist of cash and cash equivalents, short-term investments, trade accounts receivable, accounts payable, accrued expenses, and note payable. The fair value of these instruments approximates their financial statement carrying amount. Credit is extended to customers based on an evaluation of their financial condition, and collateral is not required. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. Substantially all of the Company's accounts receivable are derived from domestic sales.

     The Company is subject to concentrations of credit and interest rate risk related to its short-term investments. The Company's credit risk is managed by limiting the amount of investments placed with any one issuer, investing in high-quality investment securities and securities of the U.S. government, and limiting the average maturity of the overall portfolio.

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The Company's customers consist primarily of resellers and end users located in the United States and various foreign countries. Revenues in the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1996 and 1997 by geographic region, as a percent of total net revenues, are as follows:

                                                         DECEMBER 31,      SEPTEMBER 30,
                                                         -------------     -------------
                                                         1995     1996     1996     1997
                                                         ----     ----     ----     ----
        United States..................................   83%      78%      79%      73%
        Asia...........................................    8%       7%       8%      11%
        Europe.........................................    5%       7%       7%      10%
        Canada.........................................    2%       3%       3%       3%
        Other..........................................    2%       5%       3%       3%

     One customer accounted for approximately 14% of total net revenues in 1995. No single customer accounted for more than 10% of total net revenues in 1996 or in the nine months ended September 30, 1996. Software license fees under a license agreement with Microsoft Corporation (Microsoft) (see note 8) accounted for approximately 11% of total net revenues for the nine months ended September 30, 1997.

  (j) Advertising Expenses

     The Company expenses the cost of advertising and promoting its products as incurred. Such costs are included in selling and marketing expense and totaled approximately $68,000 and $665,000 during the years ended December 31, 1995 and 1996, respectively, and $365,000 and $751,000 during the nine months ended September 30, 1996 and 1997, respectively.

  (k) Income Taxes

     The Company was an S corporation for federal income tax purposes from its inception through April 8, 1995. Consequently, taxable income or loss of the Company through April 8, 1995 was attributed to the Company's shareholders. Effective April 8, 1995, the Company changed its election to utilize the provisions of subchapter S of the Internal Revenue Code of 1986, as amended, and elected to be taxed as a subchapter C corporation.

     The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and to operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date.

     Pro forma income tax information has not been provided for the period from inception to April 8, 1995. As a result of the operating losses recognized prior to April 8, 1995, any income tax benefit would have been fully offset by the establishment of a valuation allowance for deferred tax assets had the Company been taxed as a subchapter C corporation.

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (l) Foreign Currency Translation

     The functional currency of the Company's foreign subsidiaries is the local currency in the country in which the subsidiary is incorporated. Assets and liabilities of foreign operations are translated into U.S. dollars using rates of exchange in effect at the end of the reporting period. Income and expense accounts are translated into U.S. dollars using average rates of exchange. The net gain or loss resulting from translation is shown as a cumulative translation adjustment in shareholders' equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations.

  (m) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (n) Stock-Based Compensation

     The Company accounts for its stock option plans for employees in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense related to employee stock options is recorded only if, on the date of grant, the fair value of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted the disclosure-only requirements of SFAS No. 123, Accounting for Stock-Based Compensation, which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method of accounting in SFAS No. 123 had been applied to these transactions.

  (o) Impairment of Long-Lived Assets

     The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

  (p) Reclassifications

     Certain reclassifications have been made to the 1994, 1995 and 1996 consolidated financial statements to conform with the 1997 presentation.

  (q) Unaudited Interim Financial Statements

     In the opinion of the Company's management, the September 30, 1996 unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation.

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (r) Pro Forma Net Loss Per Share

     Pro forma net loss per share is computed by dividing the sum of net loss plus accretion of redemption value of redeemable, convertible preferred stock by the weighted average number of shares of common stock and common stock equivalents outstanding during each period and the shares resulting from the conversion of all outstanding shares of preferred stock. Common stock equivalents include all warrants and stock options that would have a dilutive effect, applying the treasury stock method. Additionally, common and common equivalent shares issued during the twelve months immediately preceding the initial filing of a registration statement for the Company's initial public offering (IPO) have been included in the calculation of common and common equivalent shares as if they were outstanding for all periods presented, including loss years where the impact of the incremental shares is antidilutive, using the treasury stock method and an assumed initial public offering price of $10.00 per share. Due to the significant impact of the assumed conversion of the preferred stock upon closing of the IPO, historical net loss per share is not meaningful and, therefore, is not presented.

  (s) New Accounting Pronouncements

     In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, Earnings Per Share (Statement 128). Statement 128 establishes standards for the computation, presentation and disclosure of earnings per share
(EPS), replacing the presentation of the currently required Primary EPS with a presentation of Basic EPS. It also requires dual presentation of Basic EPS and Diluted EPS on the face of the income statement for entities with complex capital structures. Basic EPS is based on the weighted average number of common shares outstanding during the period. Diluted EPS is based on the potential dilution that would occur on exercise or conversion of securities into common stock using the treasury stock method. Statement 128 is effective for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. When adopted, the Company will be required to restate its EPS data for all prior periods presented. The Company does not expect the impact of the adoption of Statement 128 to be material to its reported EPS amounts.

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income (Statement 130). Statement 130 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Statement 130, which is effective for fiscal years beginning after December 15, 1997, requires reclassification of financial statements for earlier periods to be provided for comparative purposes. The Company anticipates that implementing the provisions of Statement 130 will not have a significant impact on the Company's existing disclosures. The Company has not determined the manner in which it will present the information required by Statement 130.

     In June 1997, the FASB issued SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information (Statement 131). Statement 131 establishes standards for the way that public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Statement 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. The Company anticipates that implementing the provisions of Statement 131 will not have a significant impact on the Company's existing disclosures. The Company has not determined the manner in which it will present the information required by Statement 131.

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(2) PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                  DECEMBER 31,
                                            ------------------------    SEPTEMBER 30,
                                              1995          1996            1997
                                            ---------    -----------    -------------
        Computer equipment and software...  $ 529,705    $ 2,210,799     $ 4,255,153
        Furniture, fixtures and leasehold
          improvements....................    162,340      1,251,354       2,698,345
                                             --------     ----------      ----------
                                              692,045      3,462,153       6,953,498
        Less accumulated depreciation and
          amortization....................     98,003        783,355       2,180,018
                                             --------     ----------      ----------
                                            $ 594,042    $ 2,678,798     $ 4,773,480
                                             ========     ==========      ==========

(3) COMMITMENTS

  (a) Leases

     The Company leases facilities under operating lease agreements expiring through April 2001. Future minimum lease payments under these leases are:

                                                                                    NET
                                                   MINIMUM                        MINIMUM
                                                    LEASE         SUBLEASE         LEASE
                                                   PAYMENTS       RECEIPTS        PAYMENTS
                                                  ----------      ---------      ----------
    YEARS ENDING SEPTEMBER 30:
    1998.......................................   $1,906,415      $(191,100)     $1,715,315
    1999.......................................    1,828,750        (95,500)      1,733,250
    2000.......................................    1,646,251             --       1,646,251
    2001.......................................      946,933             --         946,933
                                                  ----------      ---------      ----------
              Total minimum lease payments.....   $6,328,349      $(286,600)     $6,041,749
                                                  ==========      =========      ==========

     Rent expense totaled approximately $76,000 and $610,000 for the years ended December 31, 1995 and 1996, respectively, and $418,000 and $1,260,000 for the nine months ended September 30, 1996 and 1997, respectively.

     In April 1996, the Company entered into operating lease agreements for additional corporate office space, with the lease term extending through April 2001. These leases can be terminated beginning October 1998 with nine months' advance written notice and contain options for two five-year renewals.

  (b) Royalties

     The Company has arrangements with several Internet content providers pursuant to which it is committed to pay a percentage of certain advertising revenues generated from its Web sites. As of December 31, 1996 and September 30, 1997, royalties under these arrangements have not been significant.

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(4) INCOME TAXES

     The components of income tax expense (benefit) are:

                                                    YEAR ENDED           NINE MONTHS
                                                   DECEMBER 31,             ENDED
                                              ----------------------    SEPTEMBER 30,
                                                1995         1996           1997
                                              ---------    ---------    -------------
        Current.............................  $  --        $  --         $ 5,200,000
        Deferred............................     --           --          (5,200,000)
                                               --------     --------     -----------
                                              $  --        $  --         $   --
                                               ========     ========     ===========

     The expected U.S. federal income tax benefit determined by applying the statutory U.S. federal income tax rate of 34% to pretax loss for the period from February 9, 1994 (inception) to December 31, 1994, the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997 differs from the U.S. federal income tax benefit in the consolidated financial statements due primarily to the increase in the valuation allowance for deferred tax assets.

     The tax effects of temporary differences and tax loss and credit carryforwards that give rise to significant portions of federal deferred tax assets are comprised of the following:

                                                        DECEMBER 31,
                                                  ------------------------    SEPTEMBER 30,
                                                    1995          1996            1997
                                                  ---------    -----------    -------------
    Deferred tax assets:
      Net operating loss carryforwards..........  $ 216,000    $   918,000     $         --
      Deferred revenue..........................    112,000        530,000       10,154,000
      Allowances for doubtful accounts and
         sales returns..........................     44,000        130,000          232,000
      Start-up costs capitalized for tax
         purposes...............................     84,000         70,000           48,000
      Research and experimentation credit
         carryforwards..........................      7,000        102,000               --
      Other.....................................     30,000         78,000          276,000
                                                   --------     ----------       ----------
    Gross deferred tax assets...................    493,000      1,828,000       10,710,000
      Less valuation allowance..................    493,000      1,828,000        5,510,000
                                                   --------     ----------       ----------
    Net deferred tax assets.....................  $      --    $        --     $  5,200,000
                                                   ========     ==========       ==========

     The valuation allowance for deferred tax assets increased by $493,000, $1,335,000, and $3,682,000 for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997, respectively.

     At December 31, 1996, the Company had net operating loss and other credit carryforwards of $2,802,000. As of September 30, 1997, the Company anticipates fully utilizing its net operating loss and other credit carryforwards by December 31, 1997 as a result of taxable income generated from a license agreement with Microsoft (see note 8). For financial reporting purposes, those license fees are recognized over the three-year term of the Company's ongoing obligations. As a result, the Company has recognized deferred tax assets to the extent of its accrued taxes. The Company believes it is more likely than not that its net deferred tax assets as of September 30, 1997 will be realized through the reversal of temporary differences in 1998 and 1999.

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(5) 401(k) RETIREMENT SAVINGS PLAN

     The Company has a 401(k) Retirement Savings Plan that covers all employees who have met certain employment requirements. Employees can contribute a portion of their salary to the maximum allowed by the federal tax guidelines.

(6) BANK LINE OF CREDIT AND TERM LOAN AND NOTE PAYABLE

     At December 31, 1996, the Company had available a $1,000,000 domestic bank line of credit and a $1,500,000 bank term loan. There were no borrowings outstanding under the line of credit or the term loan as of December 31, 1996, and the Company terminated the line of credit and term loan in September 1997.

     At September 30, 1997, the Company had outstanding a note payable to one of its joint venture partners. The note is denominated in Japanese yen, bears interest at a rate not to exceed the Japanese Short Term Prime Rate (1.63% at September 30, 1997) and is secured by the Company's shares in the joint venture. Interest on the note is payable monthly and the principal is due in May 2000. The principal amount of the note is 115,200,000 Japanese yen ($959,380 at September 30, 1997), and the Company may, under certain circumstances, tender its shares in the joint venture as repayment of the note.

(7) SHAREHOLDERS' EQUITY

  (a) Authorized Capital

     In September 1997, the Company increased its authorized capital to 300,000,000 shares of common stock and 60,000,000 shares of preferred stock and established a par value of $0.001 for both common and preferred stock. The accompanying consolidated financial statements have been restated in all periods presented to reflect this action.

  (b) Preferred Stock

     The Company has authorized and issued convertible preferred stock and redeemable, convertible preferred stock as follows:

                                                              ISSUED AND OUTSTANDING SHARES
                                                       -------------------------------------------
                                                              DECEMBER 31,
                                        AUTHORIZED     --------------------------    SEPTEMBER 30,
                             SERIES       SHARES          1995           1996            1997
                             -------    ----------     -----------    -----------    -------------
Convertible preferred......     A       13,713,439      13,713,439     13,713,439      13,713,439
Redeemable, convertible
  preferred................     B        3,059,701       3,059,701      3,059,701       3,059,701
Redeemable, convertible
  preferred................     C        3,004,305       2,904,305      2,904,305       2,904,305
Redeemable, convertible
  preferred................     D        3,095,313              --      2,381,010       2,381,010
Redeemable, convertible
  preferred................     E        7,047,679              --             --       3,338,374

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following table summarizes activity of the Company's redeemable, convertible preferred stock for the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1997:

                                                         PRICE
                     DESCRIPTION                       PER SHARE       SHARES         AMOUNT
-----------------------------------------------------  ---------     ----------     -----------
Balances at December 31, 1994........................                        --     $        --
Sale of Series B preferred stock, net of issuance
  costs of $40,000...................................   $0.67         2,686,567       1,760,000
Sale of Series C preferred stock, net of issuance
  costs of $57,784...................................   1.9634        2,904,305       5,644,528
Exercise of warrants for Series B preferred stock....    0.67           373,134         250,000
                                                                      ---------     -----------
Balances at December 31, 1995........................                 5,964,006       7,654,528
Sale of Series D preferred stock, net of issuance
  costs and warrant value of $889,186 and $1,579,000,
  respectively.......................................    7.53         2,381,010      15,467,966
Accretion of redemption value........................                        --          31,000
                                                                      ---------     -----------
Balances at December 31, 1996........................                 8,345,016      23,153,494
Issuance costs related to sale of Series D preferred
  stock..............................................                        --         (22,807)
Sale of Series E preferred stock, net of issuance
  costs and warrant value of $130,935 and $4,068,000,
  respectively.......................................    8.99         3,338,374      25,801,065
Accretion of redemption value........................                        --         345,900
                                                                      ---------     -----------
Balances at September 30, 1997.......................                11,683,390     $49,277,652
                                                                      =========     ===========

     The rights, preferences and restrictions of the Series A, B, C, D and E Preferred Stock are as follows:

     - Each of the Series B, C, D and E Preferred Stock are redeemable by the holder on, or at any time after, December 31, 2002 with the written consent of at least two-thirds of the respective outstanding Series B, C, D and E shareholders. The stated redemption prices at date of issuance were $0.67, $1.9634, $7.53 and $8.99 per share for the Series B, C, D and E Preferred Stock, respectively, and are to be adjusted for inflation from the issuance date to the redemption date. Redemption payments would be made in three equal installments commencing on the initial redemption request date, and each year thereafter, for a period of two years. The Company accounts for the difference between the carrying amount of redeemable preferred stock and the redemption amount by increasing the carrying amount for periodic accretion against accumulated deficit using the interest method, so that the carrying amount will equal the redemption amount at the redemption date.

     - Each share of Series A, B, C and D Preferred Stock is convertible at the option of the holder at any time into one share of Series A Common Stock, subject to certain antidilution provisions. The holders of Series A Preferred Stock have the right, under certain circumstances, to convert one share of Series A Preferred Stock into one share of Series D Common Stock.

     - Each share of Series E Preferred Stock is convertible at the option of the holder at any time into one share of either Series A Common Stock or Series E Common Stock.

     - Conversion of all Series A, B, C, D and E Preferred Stock is automatic upon the closing of a public offering of the Company's common stock if either (a) the price to the public in the offering is at least $13.554 per share and the aggregate proceeds of the offering are not less than $20,000,000, or (b) the holders of not less than two-thirds of the then outstanding shares of Series D Preferred Stock, by affirmative vote or written consent, have consented to the automatic conversion.

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     - Series A, B, C, D and E Preferred Stock have a liquidation preference of $0.0729, $0.67, $1.9634, $11.295 and $8.99 per share, respectively, plus all declared but unpaid dividends, if any. No dividends have been declared through December 31, 1996 and September 30, 1997.

     - Series A, B, C and D Preferred Stock have the same voting rights as Series A Common Stock based upon the number of shares of Series A Common Stock into which they are convertible. Series E Preferred Stock is nonvoting except as otherwise required by law, in which case the holders of each share of Series E Preferred Stock shall be entitled to one vote per share. Series A, B, C, D and E Preferred Stock have preferential treatment over all Common Stock with respect to any payment of dividends when and if declared by the board of directors and any distributions of assets upon liquidation.

     Pursuant to the rules and regulations of the Securities and Exchange Commission (SEC), the Company has classified redeemable, convertible preferred stock outside of shareholders' deficit.

     In September 1997, the Board of Directors authorized the filing of a registration statement with the SEC to permit the Company to sell shares of Common Stock to the public. In connection therewith, the Company received the approval of the holders of two-thirds of the Series D Preferred Stock to convert the Series A, B, C, D and E Preferred Stock into Common Stock on closing of the IPO.

     Unaudited pro forma shareholders' equity included on the face of the balance sheet reflects the assumed conversion of redeemable, convertible preferred stock and convertible preferred stock into Common Stock and Special Common Stock (see note 9(b)) as of September 30, 1997.

  (c) Common Stock

     Common stock at December 31, 1995 and 1996, and September 30, 1997, consisted of the following:

                                                                  ISSUED AND OUTSTANDING SHARES
                                                               ------------------------------------
                                                                  DECEMBER 31,
                                                               ------------------     SEPTEMBER 30,
                                         AUTHORIZED SHARES      1995       1996           1997
                                         -----------------     ------     -------     -------------
Series A...............................     207,047,679             1           1               1
Series B...............................      30,000,000         2,400     463,018       1,044,649
Series C...............................      30,000,000        34,547      72,472         498,642
Series D...............................               1            --          --              --
Series E...............................       7,047,679            --          --              --

     At January 1, 1995, 10,000 shares of common stock were issued and outstanding. In April 1995, these 10,000 shares of common stock were exchanged for 13,713,439 shares of Series A Preferred Stock and one share of Series A Common Stock.

     Series A, B and D Common Stock entitle the holder to fifteen votes for each share held. Each share of Series E Common Stock shall not be entitled to vote, except as required by law, in which case it shall entitle the holder to one vote. Series C Common Stock entitles the holder to one vote for each share held. Series B Common Stock is reserved for issuance to employees, directors or affiliates of directors. Each share of Series B Common Stock automatically converts to one share of Series C Common Stock upon termination of the holder's employment, or his or her status as a director or an affiliate of a director.

     On the closing of a Qualified Offering of the Company's stock, as defined in the Company's Amended and Restated Articles of Incorporation, the designations of Series A through D Common Stock terminate and Series A through D Common Stock convert into one class of common stock, with each share entitled to one vote; and the designation of Series E Common Stock terminates and Series E Common Stock converts at the option of the holder into either Common Stock, with each share entitled to

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

one vote, or Special Common Stock, with no voting rights except as required by applicable law. The Special Common Stock has all other rights and privileges of the Common Stock.

  (d) Stock Warrants

     In connection with the sale of Series B Preferred Stock, the Company issued a warrant to purchase 373,134 additional shares of Series B Preferred Stock at an exercise price of $0.67 per share. No separate value was assigned to the warrant as the value was not significant at the date of issuance. This warrant was exercised in 1995.

     In connection with the sale of Series C Preferred Stock, the Company issued warrants to purchase up to 100,000 additional shares of Series C Preferred Stock at an exercise price of $1.9634 per share, and warrants to purchase up to 183,755 shares of Series B Common Stock at an exercise price of approximately $0.20 per share. No separate value has been assigned to the warrants as the values were not significant at the date of issuance. These warrants vest on the earlier of January 26, 1997 or, if certain conditions are met, upon the closing of an IPO of the Company's common stock. These warrants expire on the earlier of the closing of an IPO by the Company with aggregate proceeds of not less than $10,000,000 and at not less than $4.00 per share or October 26, 2000. No warrants to purchase Series C Preferred Stock or Series B Common Stock have been exercised as of December 31, 1996 and September 30, 1997.

     In connection with the sale of Series D Preferred Stock, the Company issued warrants to purchase up to 714,303 additional shares of Series D Preferred Stock at an exercise price of $9.4125 per share. The value of the warrants, $1,579,000, was recorded as additional paid-in capital. These warrants are exercisable at December 31, 1996, and expire on November 27, 1998. The value of these warrants was determined using a Black-Scholes valuation model with the following assumptions: expected life of two years, expected dividend yield of 0%, expected volatility of 60% and a risk-free interest rate of 6%. Upon a merger or consolidation in which the Company is not the survivor, the warrants are canceled and all rights granted shall terminate. If an event causing conversion of the Company's Series D Preferred Stock shall have occurred prior to the exercise of the warrants, then all warrants shall be exercisable for the number of shares of common stock of the Company into which the Series D Preferred Stock not purchased upon any prior exercise of the warrants would have been so converted.

     In connection with the sale of Series E Preferred Stock, the Company issued a warrant to purchase up to 3,709,305 additional shares of Series E Preferred Stock at an exercise price of $13.48 per share. The value of the warrant, $4,068,000, was recorded as additional paid-in capital. This warrant is exercisable at any time through January 21, 2000 and will terminate automatically upon either closing of an IPO by the Company, or completion of a merger or consolidation in which the Company is not a survivor. The value of the warrant was determined using a Black-Scholes valuation model with the following assumptions: expected life of one year, expected dividend yield of 0%, expected volatility of 60% and a risk-free interest rate of 6%. If an event causing conversion of the Company's Series E Preferred Stock shall have occurred prior to the exercise of the warrant, in whole or in part, then the warrant shall be exercisable for the number of shares of common stock of the Company into which the Series E Preferred Stock not purchased upon any prior exercise of the warrant would have been so converted.

  (e) Stock Option Plans

     Under the Company's 1995 Stock Option Plan (1995 Plan), 3,600,000 shares of Common Stock were reserved for the issuance of stock options. Under the Company's Amended and Restated 1996 Stock Option Plan (1996 Plan), 8,800,000 shares of Common Stock are reserved for the issuance of

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

stock options. In September 1997, the Company discontinued granting stock options under the 1995 Plan. In accordance with the provisions of the 1996 Plan, in addition to the 8,800,000 shares of Common Stock reserved, shares of Common Stock previously available for grant under the 1995 Plan are available for grant under the 1996 Plan, and to the extent options outstanding under the 1995 Plan terminate without having been exercised in full, the terminated options become available under the 1996 Plan.

     Options granted under the 1996 Plan may be designated as qualified or nonqualified at the discretion of the Board of Directors, generally vest over a period of one to five years from the date of grant, expire 20 years from the date of grant and terminate, to the extent not exercised, three months after the termination of employment.

     A summary of stock option activity under the 1995 Plan and the 1996 Plan is as follows:

                                                                 OUTSTANDING OPTIONS
                                                            -----------------------------
                                               SHARES                         WEIGHTED
                                             AVAILABLE        NUMBER          AVERAGE
                                             FOR GRANT      OF SHARES      EXERCISE PRICE
                                             ----------     ----------     --------------
        Balances at December 31, 1994......          --             --         $   --
        Plan introduction..................   3,600,000             --             --
        Options granted....................  (3,313,214)     3,313,214           0.07
        Options exercised..................          --        (30,750)          0.07
        Options canceled...................     450,000       (450,000)          0.07
                                             ----------      ---------

        Balances at December 31, 1995......     736,786      2,832,464           0.07
        Plan introduction..................   3,000,000             --             --
        Options granted....................  (3,766,364)     3,766,364           0.34
        Options exercised..................          --       (498,543)          0.09
        Options canceled...................     765,250       (765,250)          0.10
                                             ----------      ---------

        Balances at December 31, 1996......     735,672      5,335,035           0.27
        Plan amendment.....................   5,800,000             --             --
        Options granted....................  (2,739,930)     2,739,930           3.94
        Options exercised..................          --     (1,006,801)          0.14
        Options canceled...................     625,450       (625,450)          0.71
                                             ----------      ---------
        Balances at September 30, 1997.....   4,421,192      6,442,714         $ 1.80
                                             ==========      =========

     The Company applies APB Opinion No. 25 in accounting for the 1995 Plan and the 1996 Plan, and no compensation cost has been recognized for its employee stock options in the consolidated financial statements. Had the Company determined compensation cost of employee stock options based on the fair value of the option at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                 DECEMBER 31,
                                          ---------------------------     SEPTEMBER 30,
                                             1995            1996             1997
                                          -----------     -----------     -------------
        Net loss:
          As reported...................  $(1,501,302)    $(3,789,245)     $ (8,574,716)
          Pro forma.....................   (1,510,513)     (3,865,415)       (8,770,334)
        Net loss per share:
          As reported...................                  $     (0.14)     $      (0.32)
          Pro forma.....................                        (0.14)            (0.32)

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss and net loss per share amounts presented above because compensation cost is recognized over the options' vesting period.

     The per share weighted-average fair value of stock options granted during the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997 was $.01, $.07 and $.70, respectively, on the date of grant using the minimum value method with the following weighted average assumptions:

                                                     DECEMBER 31,
                                                -----------------------     SEPTEMBER 30,
                                                  1995          1996            1997
                                                ---------     ---------     -------------
        Expected dividend yield...............         0%            0%              0%
        Risk-free interest rate...............       5.9%          6.1%            6.1%
        Expected life.........................  3.5 years     4.5 years       3.5 years

     The following table summarizes information about stock options outstanding under the 1995 Plan and the 1996 Plan at September 30, 1997:

                          OPTIONS OUTSTANDING
               -----------------------------------------        OPTIONS EXERCISABLE
                                WEIGHTED-                    -------------------------
                                 AVERAGE       WEIGHTED-                     WEIGHTED-
                                REMAINING       AVERAGE                       AVERAGE
 EXERCISE        NUMBER        CONTRACTUAL     EXERCISE        NUMBER        EXERCISE
  PRICES       OUTSTANDING        LIFE           PRICE       EXERCISABLE       PRICE
----------     -----------     -----------     ---------     -----------     ---------
$     0.07       1,193,473     17.58 years       $0.07         123,873         $0.07
      0.20       1,993,206     18.42 years        0.20         480,438          0.20
 0.85-1.50       1,349,535     19.12 years        1.23          62,135          0.93
 2.00-3.50         970,000     19.64 years        2.60           4,600          2.30
 7.25-8.50         936,500     19.90 years        7.38           4,000          7.25
                 ---------                                     -------
                 6,442,714     18.81 years       $1.80         675,046         $0.30
                 =========                                     =======

  (f) Employee Stock Purchase Plan

     In September 1997, the Board and the Company's shareholders adopted and approved the 1998 Employee Stock Purchase Plan (ESPP), which will become effective January 1, 1998. The Company has reserved 1,000,000 shares of Common Stock for issuance under the ESPP. The ESPP will be implemented through a series of offering periods of six months' duration, with new offering periods commencing on January 1 and July 1 of each year. The ESPP permits eligible employees to purchase Common Stock at a price equal to 85% of the lower of the fair market value of the Common Stock at the beginning or end of the offering period.

(8) LICENSE AGREEMENT

     In June 1997, the Company entered into a strategic agreement with Microsoft pursuant to which the Company granted Microsoft a nonexclusive license to its Standard Code (as defined in the agreement), which is comprised of certain substantial elements of the source code of the Company's RealAudio/ RealVideo Version 4.0 technology included in its basic RealPlayer and substantial elements of its EasyStart Server (currently known as the Basic Server), and related Company trademarks. Under the agreement, Microsoft may sublicense its rights to the Standard Code to third parties under certain conditions. On two occasions during the first two years following delivery under the agreement, Microsoft may acquire for $25 million and $35 million, respectively, a nonexclusive license to subsequently developed versions of the Standard Code, products based on which are currently distributed to end users by the Company at no charge. If the Company elects in its sole discretion to grant an Event License the agreement provides for a full refund of each license fee during the first year, declining to 0% over the

                               REALNETWORKS, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

following two years. The Company may not assign its obligations under the agreement without Microsoft's consent, and a merger, the sale of substantially all of the Company's assets and certain other events will be deemed to be an assignment under the agreement. Microsoft is obligated to distribute the Company's RealPlayer Version 4.0 for a defined term as long as the Company's player supports certain Microsoft architectures. The Company also agreed to work with Microsoft and several other companies to author and promote the Active Streaming Format as a standard file format for streaming media. The agreement also requires the Company to provide Microsoft with engineering consultation services, certain error corrections, and certain technical support over a defined term. In July 1997, the Company believes it delivered the Standard Code in exchange for a license fee of $30,000,000. The Company recognizes revenue, commencing with delivery of the source code, over the three-year term of its ongoing obligations. The portion of the license fee that has not yet been recognized as revenue is included in deferred revenue.

     In connection with the agreement, Microsoft purchased a minority interest in the Company in the form of 3,338,374 shares of Series E Preferred Stock at $8.99 per share.

(9) SUBSEQUENT EVENTS

  (a) License Agreement

     The terms of the Company's strategic agreement with Microsoft provide that the $30,000,000 software license fee will be paid to the Company in two installments. The first installment of $20,000,000 was due within 30 days of the signing of the software license agreement, and the remaining $10,000,000 is due within 30 days of the earlier of (1) the Company's completion of six "man months" of consulting services, or (2) six months after delivery of the specified source code to Microsoft. In July 1997, the Company believes it delivered the Standard Code and subsequently received from Microsoft a payment of $30,000,000 representing Microsoft's payment of both installments under the agreement although payment of the second installment of $10,000,000 was not due at that time. In October 1997, Microsoft requested that the Company return the $10,000,000 installment that Microsoft had paid prior to its due date. Although not legally required to do so, the Company refunded the $10,000,000 to Microsoft. The Company expects Microsoft to make this second installment payment in accordance with the terms of the agreement.

  (b) Special Common Stock

     In October 1997, the Company's Board of Directors and shareholders approved an amendment to the Company's Amended and Restated Articles of Incorporation to provide that any shares of Special Common Stock held by Microsoft will convert automatically into Common Stock upon transfer by a purchaser who is not affiliated with the holder.

     In October 1997, Microsoft agreed in writing to accept Special Common Stock in connection with any conversion of shares of Series E Preferred Stock held by Microsoft.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., BancAmerica Robertson Stephens and NationsBanc Montgomery Securities, Inc. are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                             NUMBER OF
                                                                             SHARES OF
                                                                               COMMON
                                  UNDERWRITER                                  STOCK
      --------------------------------------------------------------------   ----------
      Goldman, Sachs & Co.................................................      983,100
      BancAmerica Robertson Stephens......................................      618,750
      NationsBanc Montgomery Securities, Inc..............................      618,750
      BT Alex. Brown......................................................       79,050
      A.G. Edwards & Sons, Inc............................................       79,050
      Hambrecht & Quist LLC...............................................       79,050
      Merrill Lynch, Pierce, Fenner & Smith Incorporated..................       79,050
      Morgan Stanley & Co. Incorporated...................................       79,050
      UBS Securities LLC..................................................       79,050
      Ragen MacKenzie Incorporated........................................       79,050
      Wessels, Arnold & Henderson, L.L.C..................................       79,050
      Cowen & Company.....................................................       49,000
      The Nikko Securities Co. International, Inc.........................       49,000
      SoundView Financial Group, Inc......................................       49,000
                                                                              ---------
        Total.............................................................    3,000,000
                                                                              =========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.48 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 450,000 additional shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,000,000 shares of Common Stock offered.

     As of the date of this Prospectus, The Goldman Sachs Group, L.P., an affiliate of Goldman, Sachs & Co., beneficially owns 66,401 shares, and a warrant to purchase 19,920 shares, of Series D Preferred Stock. These shares and the warrant were purchased on November 27, 1996 in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving a public offering. Goldman, Sachs & Co. acted as placement agent for the Company in connection with the Company's sale of 2,381,010 shares of Series D Preferred Stock and warrants to purchase 714,303 shares of Series D Preferred Stock in November 1996. In connection with its services as placement agent, Goldman, Sachs & Co. received total fees of $889,186.

     The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than with respect to

(i) employee stock option or stock purchase plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus and (ii) an aggregate of 250,000 shares of Common Stock in connection with the establishment of strategic relationships or in connection with business combinations, provided that the purchasers thereof enter into Lock-Up Agreements extending at least 180 days after the date of this Prospectus) which are substantially similar to the Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the offering.

     In addition, the officers, directors and certain persons who prior to closing of the offering hold shares of capital stock of the Company (including but not limited to all holders of 1% or more of the Company's capital stock) have agreed that they will not offer, sell or otherwise dispose of any shares of Common Stock owned of record or beneficially as of the date of the Prospectus, including securities convertible into or exercisable or exchangeable for shares of Common Stock as of said date, as well as any shares of Common Stock later acquired by reason of the conversion, exercise or exchange of such securities, or enter into any swap or other transaction with respect to the shares that would transfer the economic consequences of ownership of the Common Stock to another person, for a period of 180 days following the date of this Prospectus, except that (i) persons other than officers, directors and holders of 1% or more of the capital stock of the Company each will be free to sell or otherwise dispose of up to 5,000 shares of Common Stock to the extent permissible under Rule 144 or Rule 701 and (ii) directors, officers and holders of 1% of the Company's capital stock may dispose of shares of Common Stock as bona fide gifts if the recipient of any such gift agrees in writing with the Underwriters to be bound by the terms of this 180-day transfer restriction.

     At the request of the Company, the Underwriters have reserved up to 300,000 shares of Common Stock for sale, at the initial public offering price, to employees and friends of the Company through a directed share program. The number of shares of Common Stock available for sale to the general public in the public offering will be reduced to the extent such persons purchase such reserved shares.

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed 5% of the total number of shares of Common Stock offered by them.

     Prior to the offering, there has been no public market for the shares. The initial public offering price was negotiated among the Company and the representatives. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     In connection with the offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions created by the Underwriters involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "RNWK," subject to notice of issuance. The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                [SCREEN-SHOTS OF
                             WEB PAGES SUPERIMPOSED
                               OVER COMPANY LOGO]

============================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            -----
Prospectus Summary........................      3
Risk Factors..............................      6
Use of Proceeds...........................     21
Dividend Policy...........................     21
Capitalization............................     22
Dilution..................................     23
Selected Consolidated Financial Data......     24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................     25
Business..................................     36
Management................................     52
Certain Transactions......................     61
Principal Shareholders....................     64
Description of Capital Stock..............     66
Shares Eligible for Future Sale...........     69
Legal Matters.............................     71
Experts...................................     71
Additional Information....................     71
Index to Consolidated Financial
  Statements..............................    F-1
Underwriting..............................    U-1
  THROUGH AND INCLUDING DECEMBER 16, 1997 (THE
25TH DAY AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS
DISTRIBUTION, MAY BE REQUIRED TO DELIVER A
PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION
OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS
UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD
ALLOTMENTS OR SUBSCRIPTIONS.

=================================================

============================================================

                                3,000,000 SHARES

                               REALNETWORKS, INC.
                    (FORMERLY "PROGRESSIVE NETWORKS, INC.")

                                  COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)
                              [REALNETWORKS LOGO]
                              GOLDMAN, SACHS & CO.
                             BANCAMERICA ROBERTSON
                                    STEPHENS
                             NATIONSBANC MONTGOMERY
                                SECURITIES, INC.

                      REPRESENTATIVES OF THE UNDERWRITERS
============================================================